September 18, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

RECEIVED
SEP 25 2007

07027316

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's interim report 2007;

(2) The Company's announcement regarding business and financial highlights for the three-month period and six-month period, dated August 13, 2007, published (in both English and Chinese language) in the Company's public website;

(3) The company's information sheet, dated August 13, 2007, published (in both English and Chinese language) in the Company's public website;

(4) The Company's announcement regarding notice of board meeting, dated July 9, 2007, published (in both English and Chinese language) in the Company's public website;

(5) The Company's announcement regarding an unusual price movement, dated June 11, 2007, published (in both English and Chinese language) in the Company's public website;

(6) The Company's circular regarding notice of general mandates to issue and repurchase shares, share premium reduction and re-election of directors, dated June 7, 2007;

(7) The Company's announcement regarding filing of bankruptcy application against TCM, dated June 7, 2007, published (in both English and Chinese language) in the Company's public website;

(8) The Company's announcement regarding proposal for share premium reduction, dated June 6, 2007, published (in both English and Chinese language) in the Company's public website;

(9) The Company's announcement regarding an unusual price and trading volume movement, dated May 28, 2007, published (in both English and Chinese language) in the Company's public website;

(10) The Company's announcement regarding an unusual price and trading volume movement, dated May 23, 2007, published (in both English and Chinese language) in the Company's public website;

(11) The Company's announcement regarding an unusual price and trading volume movement, dated May 18, 2007, published (in both English and Chinese language) in the Company's public website;

(12) The Company's information sheet, dated May 14, 2007, published (in both English and Chinese language) in the Company's public website;

(13) The Company's first quarter report 2007, dated May 14, 2007;

(14) The Company's announcement regarding business and financial highlights for the three-month period, dated May 14, 2007, published (in both English and Chinese language) in the Company's public website; and

(15) The Company's circular regarding discloseable transaction in relation to the disposal of Sale Shares, dated April 23, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

37460\0001\22

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND SIX-MONTH PERIOD

HIGHLIGHTS

- Revenue for the Three-Month Period and Six-Month Period amounted to HK$76,091,000 and HK$148,374,000 respectively
- With revenue for the Three-Month Period comprising of higher margin service income, gross profit margin improved to 19.5%
- Profit before tax of HK$1,495,000 reported for the Three-Month Period
- Business in Macao remained vibrant with orders on hand exceeding HK$70,000,000 as at 30th June, 2007
- Successfully secured a contract to install the resources management application at a major distributor of water products in Zhuhai
- The Group received approximately HK$2,735,000 of dividend income from Timor Telecom S.A.
- The Board does not recommend payment of a dividend for the Six-Month Period

INTERIM RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

Condensed Consolidated Interim Balance Sheet

	Note	**As at 30th June, 2007 (Unaudited) HK$'000**	As at 31st December, 2006 (Audited) HK$'000
ASSETS			
Non-current assets			
Freehold land		**2,020**	2,020
Property, plant and equipment		**1,807**	3,056
Investments in associates		**533**	445
Available-for-sale financial assets		**28,648**	15,502
		33,008	21,023
Current assets			
Inventories		**41,638**	16,145
Income tax prepaid		—	936
Trade and bills receivables	5	**102,453**	171,961
Other receivables, deposits and prepayments		**37,595**	26,228
Loaned asset		**38,748**	38,748
Pledged time deposit		**2,376**	—
Cash and cash equivalents		**71,955**	107,928
		294,765	361,946
Non-current assets held for sale		**2,147**	22,856
		296,912	384,802

	Note	As at 30th June, 2007 (Unaudited) HK$'000	As at 31st December, 2006 (Audited) HK$'000
Current liabilities			
Trade and bills payables	6	**90,442**	165,151
Other payables and accruals		**67,068**	56,194
Current income tax liabilities		**31,529**	45,043
Borrowings		**35,049**	35,527
		224,088	301,915
Liabilities directly associated with non-current assets classified as held for sale		**10,688**	64,390
		234,776	366,305
Net current assets		**62,136**	18,497
Total assets less current liabilities		**95,144**	39,520
Financed by:			
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital		**61,382**	159,058
Other reserves	7	**134,888**	24,348
Accumulated losses		**(106,856)**	(149,442)
		89,414	33,964
Minority interest		**5,730**	5,556
Total equity		**95,144**	39,520

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Income Statement

	Note	Three-Month Period (Unaudited) HK$'000	Three months ended 30th June, 2006 (Unaudited) HK$'000 (restated)	Six-Month Period (Unaudited) HK$'000	Six months ended 30th June, 2006 (Unaudited) HK$'000 (restated)
Continuing operations					
Revenue	3	**76,091**	100,964	**148,374**	221,883
Cost of sales		**(61,230)**	(84,336)	**(123,069)**	(188,704)
Gross profit		**14,861**	16,628	**25,305**	33,179
Selling, marketing costs and administrative expenses		**(16,733)**	(16,908)	**(34,157)**	(32,746)
Other gains - net		**2,748**	1,070	**3,707**	1,543
Operating profit/(loss)		**876**	790	**(5,145)**	1,976
Finance income		**575**	557	**1,047**	1,201
Finance costs		**–**	(124)	**(6)**	(271)
Finance income-net		**575**	433	**1,041**	930
Share of gains of an associate		**44**	–	**88**	51
Profit/ (loss) before income tax		**1,495**	1,223	**(4,016)**	2,957
Income tax (expense)/credit	8	**(1,327)**	(188)	**13,289**	13,213
Profit for the period from continuing operations		**168**	1,035	**9,273**	16,170
Discontinued operations	9				
Profit/(loss) for the period from discontinued operations		**3,268**	(26,493)	**33,487**	(32,828)
Profit/(loss) for the period		**3,436**	(25,458)	**42,760**	(16,658)
Attributable to:					
Equity holders of the Company		**3,165**	(28,651)	**42,586**	(17,838)
Minority interest		**271**	3,193	**174**	1,180
		3,436	(25,458)	**42,760**	(16,658)

	Note	**Three-Month Period (Unaudited) HK$'000**	Three months ended 30th June, 2006 (Unaudited) HK$'000 (restated)	**Six-Month Period (Unaudited) HK$'000**	Six months ended 30th June, 2006 (Unaudited) HK$'000 (restated)
(Loss)/earnings per Share for (loss)/profit from continuing operations attributable to the equity holders of the Company during the period (expressed in HK cents)					
— basic	10	**(0.01)**	(0.35)	**1.48**	2.44
— diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) from discontinued operations attributable to the equity holders of the Company during the period (expressed in HK cents)					
— basic	10	**0.53**	(4.32)	**5.46**	(5.35)
— diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) attributable to the equity holders of the Company during the period (expressed in HK cents)	10				
— basic		**0.52**	(4.67)	**6.94**	(2.91)
— diluted		**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends	11	**–**	–	**–**	–

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance as at 1st January, 2006	159,058	29,022	(65,348)	122,732	9,032	131,764
Fair value loss for available-for-sale financial assets	–	(7,567)	–	(7,567)	–	(7,567)
Currency translation differences	–	16	–	16	–	16
Net expense recognised directly in equity	–	(7,551)	–	(7,551)	–	(7,551)
(Loss)/profit for six months ended 30th June, 2006	–	–	(17,838)	(17,838)	1,180	(16,658)
Minority interest - discontinued operation	–	–	–	–	(2,800)	(2,800)
Total recognised expense for the six months ended 30th June, 2006	–	(7,551)	(17,838)	(25,389)	(1,620)	(27,009)
Balance as at 30th June, 2006	159,058	21,471	(83,186)	97,343	7,412	104,755
Balance as at 1st January, 2007	159,058	24,348	(149,442)	33,964	5,556	39,520
Fair value gains for available-for-sale financial assets	–	13,147	–	13,147	–	13,147
Currency translation differences	–	(283)	–	(283)	–	(283)
Reduction of share premium credited to contributed surplus	(97,676)	97,676	–	–	–	–
Net (expense)/income recognised directly in equity	(97,676)	110,540	–	12,864	–	12,864
Profit for the Six-Month Period	–	–	42,586	42,586	174	42,760
Total recognised (expense)/income for the Six-Month Period	(97,676)	110,540	42,586	55,450	174	55,624
Balance as at 30th June, 2007	61,382	134,888	(106,856)	89,414	5,730	95,144

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

Condensed Consolidated Interim Cash Flow Statement

	Six-Month Period (Unaudited) HK$'000	For the six months ended 30th June, 2006 (Unaudited) HK$'000
Net cash (used in)/generated from operating activities	**(40,644)**	20,844
Net cash generated from investing activities	**7,394**	10,022
Net cash used in financing activities	**(2,854)**	(27,736)
Net (decrease)/increase in cash and bank overdrafts	**(36,104)**	3,130
Cash and bank overdrafts at beginning of the Six-Month Period/previous period	**108,059**	103,054
Cash and bank overdrafts at end of the Six-Month Period/previous period	**71,955**	106,184

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

The unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period were reviewed by the audit committee of the Company.

Notes:

1. **Basis of preparation**

   This condensed consolidated interim financial information for the Six-Month Period were prepared in accordance with HKAS 34, Interim Financial Reporting. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31st December, 2006.

2. **Accounting policies**

The accounting policies adopted were consistent with those of the annual financial statements for the year ended 31st December, 2006.

As described in the annual financial statements for the year ended 31st December, 2006, the following new standards, amendments to standards and interpretations were mandatory for financial year ended 31st December, 2007.

- **HKFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures,** introduced new disclosures relating to financial instruments. The Group applied HKFRS 7 and the amendment to HKAS 1, but the adoption had no impact on the condensed consolidated interim financial information of the Group;

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies.** HK(IFRIC)-Int 7 provided guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identified the existence of hyperinflation in the economy of its Functional Currency, when the economy was not hyperinflationary in the prior period. As none of the entities in the Group had a currency of a hyperinflationary economy as its Functional Currency, HK(IFRIC)-Int 7 was not relevant to the operations of the Group;

- **HK(IFRIC)-Int 8, Scope of HKFRS 2.** HK(IFRIC)-Int 8 required consideration of transactions involving the issue of equity instruments - where the identifiable consideration received was less than the fair value of the equity instruments issued - to establish whether or not they fell within the scope of HKFRS 2. The Group applied HK(IFRIC)-Int 8 but the adoption had no impact on the condensed consolidated interim financial information of the Group;

- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives.** HK(IFRIC)-Int 9 required an entity to assess whether an embedded derivative was required to be separated from the host contract and accounted for as a derivative when the entity first became a party to the contract. Subsequent reassessment was prohibited unless there was a change in the terms of the contract that significantly modified the cash flows that otherwise was required under the contract, in which case reassessment if required. As none of the entities in the Group changed the terms of their contracts, HK(IFRIC)-Int 9 was not relevant to the operations of the Group; and

- **HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment.** HK(IFRIC)-Int 10 prohibited the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group applied HK(IFRIC)-Int 10, but the adoption had no impact on the condensed consolidated interim financial information of the Group.

3. **Segment information**

Primary reporting format - business segments

As at 30th June, 2007, the Group was organised into two main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and

— Sale of mobile phones.

The segment results for the Six-Month Period were as follows:

	Continuing operations				Discontinued operations
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000
Revenue	120,290	28,084	—	148,374	12,868
Operating profit / (loss)	1,931	(607)	(6,469)	(5,145)	5,783
Gain on disposal of subsidiaries	—	—	—	—	27,704
Finance income				1,047	—
Finance costs				(6)	—
Finance income-net				1,041	—
Share of gains of an associate				88	—
(Loss)/profit before income tax				(4,016)	33,487
Income tax credit				13,289	—
Profit for the period				9,273	33,487

The segment results for the six months ended 30th June, 2006 were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Sale of mobile phones	Unallocated	Total	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue	193,146	28,737	–	221,883	25,381	41,365	66,746
Operating profit / (loss)	9,345	(705)	(6,666)	1,974	(3,484)	(6,177)	(9,661)
Impairment of goodwill	–	–	–	–	–	(30,346)	(30,346)
Gain on disposal of subsidiaries	–	–	–	–	8,137	–	8,137
Finance income				1,201			30
Finance costs				(269)			(969)
Finance income / (costs) -net				932			(939)
Share of gains of associates				51			–
Profit / (loss) before income tax				2,957			(32,809)
Income tax credit / (expense)				13,213			(19)
Profit / (loss) for the period				16,170			(32,828)

Other segment items included in the income statements were as follows:

	Continuing operations			Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Six-Month Period						
Depreciation	1,376	42	1,418	—	157	157
Amortisation	—	—	—	—	91	91
Six months ended 30th June, 2006						
Depreciation	1,864	115	1,979	308	467	775
Amortisation	—	—	—	—	327	327

Inter-segment transfers or transactions were entered into in the normal course of business at terms determined and agreed by both parties.

Segment assets consisted primarily of freehold land, property, plant and equipment, intangible assets, inventories, receivables, cash and cash equivalents. Unallocated assets comprised available-for-sale financial assets, loaned asset, loans and receivable.

Segment liabilities comprised operating liabilities. Unallocated liabilities comprised borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets.

The segment assets and liabilities as at 30th June, 2007 and capital expenditure for the Six-Month Period were as follows:

	Continuing operations				Discontinued operations
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000
Assets	254,843	5,001	67,396	327,240	2,147
Associates	533	—	—	533	—
Total assets	255,376	5,001	67,396	327,773	2,147
Liabilities	198,577	1,150	35,049	234,776	10,688
Capital expenditure	19	2	—	21	—

The segment assets and liabilities as at 31st December, 2006 and capital expenditure for the six months ended 30th June, 2006 were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Sale of mobile phones	Unallocated	Total	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets	362,577	4,426	15,521	382,524	—	22,856	22,856
Associates	445	—	—	445	—	—	—
Total assets	363,022	4,426	15,521	382,969	—	22,856	22,856
Liabilities	297,084	1,158	3,673	301,915	—	64,390	64,390
Capital expenditure	357	—	—	357	57	—	57

4. **Depreciation and cost of goods sold**

During the Six-Month Period, depreciation of HK$1,418,000 (six months ended 30th June, 2006: HK$1,979,000) was charged in respect of the property, plant and equipment of the Group. The cost of goods sold for the Six-Month Period was HK$108,050,000 (six months ended 30th June, 2006: HK$192,195,000).

5. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. As at 30th June, 2007, the ageing analysis of the trade and bills receivables was as follows:

	As at 30th June, 2007 HK$'000	As at 31st December, 2006 HK$'000
Within three months	**43,531**	110,657
>Three months but ≤ six months	**13,060**	20,225
>Six months but ≤ twelve months	**26,634**	18,571
Over twelve months	**92,224**	100,274
	175,449	249,727

6. **Trade and bills payables**

As at 30th June, 2007, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) was as follows:

	As at 30th June, 2007 HK$'000	As at 31st December, 2006 HK$'000
Within three months	**42,559**	100,766
> Three months but ≤ six months	**14,885**	1,899
> Six months but ≤ twelve months	**2,422**	20,292
Over twelve months	**30,576**	42,194
	90,442	165,151

7. **Other reserves**

	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Aavailable-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000
Balance as at 1st January, 2006	–	702	(7,526)	35,549	248	49	29,022
Revaluation	–	–	(7,567)	–	–	–	(7,567)
Currency translation differences	–	–	–	–	16	–	16
Balance as at 30th June, 2006	–	702	(15,093)	35,549	264	49	21,471
Balance as at 1st January, 2007	–	702	(11,536)	35,549	(416)	49	24,348
Revaluation	–	–	13,147	–	–	–	13,147
Currency translation differences	–	–	–	–	(283)	–	(283)
Reduction of share premium credited to contributed surplus	97,676	–	–	–	–	–	97,676
Balance as at 30th June, 2007	97,676	702	1,611	35,549	(699)	49	134,888

8. **Income tax (expense)/credit**

Hong Kong profits tax was provided at the rate of 17.5% (six months ended 30th June, 2006: 17.5%) on the estimated assessable profit for the Six-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

9. **Discontinued operations**

On 13th June, 2006, the Group disposed of its interests in AGTech Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on GEM, formerly known as MegaInfo Holdings Limited), which was previously presented as a separate segment for provision of digital imaging processing management solutions.

In addition, the Group determined to dispose of TCM, which was previously presented as a separate segment for provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS on 24th November, 2006. During the Six-Month Period, the Group disposed of its interests in VFO and STASA and certain assets in TMBV. The assets and liabilities related to TCM as at 30th June, 2007 were presented as held for sale. It was expected that the liquidation of TCM will be completed in 2007.

10. **Earnings/(loss) per Share**

(a) **Basic**

Basic earnings/(loss) per Share was calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of Shares in issue during the Six-Month Period.

	Six-Month Period	Six months ended 30th June, 2006
Continuing operations		
Profit attributable to equity holders of the Company (HK$'000)	**9,099**	14,990
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**1.48**	2.44
Discontinued operations		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**33,487**	(32,828)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**5.46**	(5.35)
Total		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**42,586**	(17,838)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**6.94**	(2.91)

(b) **Diluted**

No diluted earnings per Share for the Six-Month Period was presented as there were no options, warrants or other convertible instruments in issue as at 30th June 2007. No diluted loss per Share for the six months ended 30th June, 2006 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

11. **Dividends**

No dividend was paid during the Six-Month Period (six months ended 30th June, 2006: Nil).

The Directors did not recommend the payment of an interim dividend for the Six-Month Period.

12. **Related party transactions**

During the Six-Month Period, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	Six-Month Period HK$'000	Six months ended 30th June, 2006 HK$'000
Sale of goods	**8**	19
Occupancy costs	**54**	54

(b) During the Six-Month Period, the Group paid occupancy costs of approximately HK$339,000 to a Director, José Manuel dos Santos (six months ended 30th June, 2006: approximately HK$360,000).

(c) Key management compensation amounted to HK$4,290,000 (six months ended 30th June, 2006: HK$4,162,000).

(d) As at 30th June, 2007, other receivables, deposits and prepayments included in the non-current assets held for sale consisted of loans to related parties of approximately HK$2,117,000 (31st December, 2006: HK$2,053,000) which was already fully provided for.

(e) As at 31st December, 2006, short-term borrowings included in the liabilities directly associated with non-current assets held for sale consisted of loan from a related party of approximately HK$1,040,000 and other payables and accruals included the corresponding interest expense payable of approximately HK$147,000.

REVIEW OF BUSINESS ACTIVITIES

Macao Operations

Visa restrictions aimed at curbing visits of mainlanders to Macao have limited impact on the momentum of investment and development of the hospitality and gaming industries in the territory. The economy in Macao remained strong and vibrant, offering vast business opportunities for the Group in the provision of quality solutions and services in the areas of structured cabling, surveillance, networking and trunking radio. As a major local player and chosen by the Government of Macao and different hotel and gaming operators as their system provider, over the past two years, the Group has evolved as a trusted partner in our expertise domain, providing the Group with landmark projects and an excellent track record in handling both large-scale and complex infrastructure projects in Macao. Our position in Macao can also be demonstrated through current penetration into five out of the six gaming operators as provider of different solutions in their hotel and gaming premises.

During the Three-Month Period, in addition to completing the various variation orders for different gaming operators on their core systems, the Group has commenced the installation of a structured cabling system for a major gaming operator and completed a number of projects for the Government of Macao. Moreover, the Group has successfully passed the pre-qualification processes of two major hospitality and gaming sites, which have commenced development. The Group has also been awarded a number of major contracts by the Government of Macao, including the expansion of the automated passenger control system at one of the major borders, a support service contract for the upcoming Asian Indoor Games to be hosted in Macao during October, 2007 and a surveillance system for the police department. Total orders on hand at as 30th June, 2007 reached over HK$70,000,000.

Mainland China Operations

In Mainland China, the Group continued to provide and support infrastructural needs of telecommunications service providers in selected provinces and municipalities, with projects completed for various telecommunications bureaus in the Guangdong Province during the Three-Month Period. The Group has also increased our participation in the higher margin service-provisioning arena, which is low turnover but high margin business. Today, the Group is providing support services to telecommunications bureaus in the provinces of Guangdong, Jiangxi, Jilin and Hunan, municipality in Chongqing and autonomous region in Guangxi.

With respect to the promotion of the resources management application that will allow small and mid-size enterprises to offer value-added services in sales, inventory and production management, the Group has successfully secured a contract from a major distributor of beverage in Zhuhai. Gradually building our reference sites, the Group aims to work in collaboration with different partners to promote our resources management application to major wholesalers in other provinces and municipalities.

With respect to TSTSH, during the Three-Month Period, TSTSH completed the final acceptance test for the fault management and customer management system at Chongqing China Telecom and won a contract to install a customer-based network management system at Jiangxi China Telecom. In addition, TSTSH continued to be in active negotiations with different telecommunications service providers in the provinces of Shaanxi, Gansu, Anhui, Jiangsu and Guangdong to sell and install the customer network management system, the web-based maintenance centre module and the government agency and enterprise customer service management module of the Operation Support System of TSTSH.

International Operations

With the exit of our investments in TCM, subsequent to the sale of VFO and STASA and certain assets of TMBV, TCM commenced negotiations with various creditors of TCM, TMBV and SuperCom GmbH Audiotex Systeme (incorporated in Germany with limited liability and an indirectly owned subsidiary of the Company), with settlement with a number of creditors concluded during the Three-Month Period.

With respect to our 16% equity participation in Timor Telecom S.A., total dividend income of approximately HK$2,735,000 was received by the Group during the Three-Month Period.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

During the Three-Month Period, despite only HK$76,091,000 of revenue registered as many projects still under installation and implementation, due to the composition of revenue comprising the higher margin service income, gross profit reached HK$14,861,000 for the Three-Month Period, translating to gross profit margin of approximately 19.5%, an improvement of 5.1% and 3% over the previous three-month period and corresponding three-month period of last year respectively.

Despite the sale of mobile phones registering operating loss of HK$607,000, higher gross profit and approximately HK$2,735,000 of dividend income received from Timor Telecom S.A., the Group reported operating profit of HK$876,000 for the Three-Month Period, as compared to loss of HK$6,021,000 for the previous three-month period. With limited external borrowings and cash balance yielding HK$575,000 of finance income, profit before income tax amounted to HK$1,495,000.

Taking into account profit of HK$3,268,000 as a result of various debt restructuring arrangements with creditors at TCM, and the reversal of income tax provision overprovided in earlier years and the gain from the disposal of VFO and STASA, and certain assets of TMBV, the Group reported net profit of HK$3,436,000 and HK$42,760,000 for the Three-Month Period and the Six-Month Period respectively.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand amounted to HK$74,331,000 (or HK$113,417,000 should the yield-enhanced US$5,000,000 (approximately HK$39,086,000) financial bond was included). Current ratio improved to 1.3 times.

With net profit of HK$42,760,000 for the Six-Month Period, equity base of the Group improved considerably from HK$39,520,000 as at 31st December, 2006 to HK$95,144,000 as at 30th June, 2007.

Employees' Information

As at 30th June, 2007, the Group had 294 employees, of which 108, 17 and 169 employees were based in Macao, Hong Kong and Mainland China respectively. Employee costs totaled to HK$17,576,000.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme whereby certain employees of the Group may be granted options to acquire the Shares.

The Group also provided various training programmes and technical orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Capital Commitments and Significant Investments

As at 30th June, 2007, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 30th June, 2007, time deposit of approximately US$304,000 (approximately HK$2,376,000) was charged to obtain banking facilities. Save as disclosed, the Group did not have other charges on assets of the Group.

Details of Material Acquisitions and Disposal

During the Six-Month Period, the Group disposed its interests of 60% in VFO and STASA for a consideration satisfied by cash of €350,000 (approximately HK$3,704,000), and certain assets in TMBV. Save as disclosed, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investments or Capital Assets

The Directors do not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, Patacas (the lawful currency of Macao), US$, € and Renminbi (the lawful currency of Mainland China). The Directors consider that the impact of foreign exchange exposure of the Group is minimal, except for €.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th June, 2007, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/ founder of a discretionary trust (Note 1)	293,388,000	47.80%
Yim Hong	Personal (Note 2)	7,357,500	1.20%
Kuan Kin Man	Personal (Note 3)	12,262,500	2.00%
Monica Maria Nunes	Personal (Note 4)	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note 5)	210,000	0.03%

Notes:

1. As at 30th June, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos were discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

2. The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

3. The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

4. The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

5. The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 30th June, 2007, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note 1)	293,388,000	47.80%
LRL	Corporate interest (Note 1)	293,388,000	47.80%
Lei Hon Kin (Note 2)	Family interest	293,388,000	47.80%

Notes:

1. As at 30th June, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.
2. Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

As at 30th June, 2007, none of the Directors, senior management, or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power of general meetings of the Group and who is (or are) able, as a practical matter, to direct or influence the management of the Company or Substantial Shareholders or any of their Associate, have any interest in a business, which competes or may compete with the business of the Group.

CORPORATE GOVERNANCE

The Company complied with the Code Provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period.

Directors' Securities Transactions

The Company adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company has made specific enquiry of all Directors that they have complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There is no event of non-compliance with the required standard of dealings.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company did not redeem any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Six-Month Period.

DEFINITIONS

"Associate"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company

"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland (not applicable to Voxtel Finland Oy)
"Functional Currency"	the currency of primary economic environment in which an entity operates
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Germany"	The Federal Republic of Germany
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard
"HKFRS"	Standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants established under the Professional Accountants Ordinance (Chapter 50 of the Laws of Hong Kong). They comprise 1. Hong Kong Financial Reporting Standards, 2. HKAS (formerly Statement of Standard Accounting Practice) and 3. Interpretations
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standard and the Hong Kong Institute of Certified Public Accountants)
"Int"	Interpretation

"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Six-Month Period"	the six months ended 30th June, 2007
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, a company incorporated in Spain with limited liability
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"TMBV"	TeleConcept Multimedia B.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company

"Three-Month Period"	the three months ended 30th June, 2007
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America
"VFO"	Voxtel Finland Oy, a company incorporated in Finland with limited liability
"€"	Euro, the lawful currency of Finland, Germany, the Netherlands and Spain

By order of the Board
Yim Hong
Director

Macao, 13th August, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the internet website operated by the Exchange for the purpose of GEM on the "Latest Company Announcement" page for at least seven days from the date of posting and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

三個月期間及六個月期間業務及財務摘要

摘要

- 三個月期間及六個月期間的收益分別達76,091,000港元及148,374,000港元
- 三個月期間收益由較高邊際利潤的服務收入組成，故邊際毛利改善至19.5%
- 三個月期間錄得除所得税前溢利1,495,000港元
- 澳門業務保持活躍，於二〇〇七年六月三十日，手頭訂單逾70,000,000港元
- 成功爭取珠海一家主要飲品分銷商的資源管理應用程式安裝合約
- 本集團自Timor Telecom S.A.收取約2,735,000港元股息收入
- 董事會不建議就六個月期間派付股息

中期業績

董事會欣然提呈本集團三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合中期資產負債表

	附註	於二○○七年六月三十日 (未經審核) 千港元	於二○○六年十二月三十一日 (經審核) 千港元
資產			
非流動資產			
永久業權土地		**2,020**	2,020
物業、機器及設備		**1,807**	3,056
聯營公司投資		**533**	445
可供出售財務資產		**28,648**	15,502
		33,008	21,023
流動資產			
存貨		**41,638**	16,145
預付所得稅		**—**	936
貿易應收款及應收票據	五	**102,453**	171,961
其他應收款、按金及預付款項		**37,595**	26,228
借出資產		**38,748**	38,748
已抵押定期存款		**2,376**	—
現金及現金等價物		**71,955**	107,928
		294,765	361,946
持作出售的非流動資產		**2,147**	22,856
		296,912	384,802

	附註	於二〇〇七年 六月三十日 (未經審核) 千港元	於二〇〇六年 十二月三十一日 (經審核) 千港元
流動負債			
貿易應付款及應付票據	六	**90,442**	165,151
其他應付款及應計費用		**67,068**	56,194
當期所得稅負債		**31,529**	45,043
貸款		**35,049**	35,527
		224,088	301,915
直接分類為持作出售的非流動資產		**10,688**	64,390
		234,776	366,305
流動資產淨值		**62,136**	18,497
總資產減流動負債		**95,144**	39,520
資金來自：			
權益			
本公司權益持有人應佔資本及儲備			
股本		**61,382**	159,058
其他儲備	七	**134,888**	24,348
累積虧損		**(106,856)**	(149,442)
		89,414	33,964
少數股東權益		**5,730**	5,556
總權益		**95,144**	39,520

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期收益表

	附註	三個月期間 (未經審核) 千港元	截至二〇〇六年六月三十日止三個月 (未經審核) 千港元 (經重列)	六個月期間 (未經審核) 千港元	截至二〇〇六年六月三十日止六個月 (未經審核) 千港元 (經重列)
持續經營業務					
收益	三	**76,091**	100,964	**148,374**	221,883
銷售成本		**(61,230)**	(84,336)	**(123,069)**	(188,704)
毛利		**14,861**	16,628	**25,305**	33,179
銷售、市場推廣及行政費用		**(16,733)**	(16,908)	**(34,157)**	(32,746)
其他收益－淨額		**2,748**	1,070	**3,707**	1,543
經營溢利／(虧損)		**876**	790	**(5,145)**	1,976
融資收入		**575**	557	**1,047**	1,201
融資成本		**—**	(124)	**(6)**	(271)
融資收入淨額		**575**	433	**1,041**	930
應佔聯營公司盈利		**44**	—	**88**	51
除所得稅前溢利／(虧損)		**1,495**	1,223	**(4,016)**	2,957
所得稅(支出)／減免	八	**(1,327)**	(188)	**13,289**	13,213
持續經營業務期內溢利		**168**	1,035	**9,273**	16,170
終止經營業務	九				
終止經營業務期間溢利／(虧損)		**3,268**	(26,493)	**33,487**	(32,828)
期間溢利／(虧損)		**3,436**	(25,458)	**42,760**	(16,658)
應佔：					
本公司權益持有人		**3,165**	(28,651)	**42,586**	(17,838)
少數股東權益		**271**	3,193	**174**	1,180
		3,436	(25,458)	**42,760**	(16,658)

	附註	三個月期間 (未經審核) 千港元	截至 二〇〇六年 六月三十日 止三個月 (未經審核) 千港元 (經重列)	六個月期間 (未經審核) 千港元	截至 二〇〇六年 六月三十日 止六個月 (未經審核) 千港元 (經重列)
期間本公司權益持有人應佔持續經營業務(虧損)/溢利的每股(虧損)/盈利(以港仙為單位)	十				
一基本		**(0.01)**	(0.35)	**1.48**	2.44
一攤薄		**不適用**	不適用	**不適用**	不適用
期間本公司權益持有人應佔終止經營業務溢利/(虧損)的每股盈利/(虧損)(以港仙為單位)	十				
一基本		**0.53**	(4.32)	**5.46**	(5.35)
一攤薄		**不適用**	不適用	**不適用**	不適用
期間本公司權益持有人應佔溢利/(虧損)的每股盈利/(虧損)(以港仙為單位)	十				
一基本		**0.52**	(4.67)	**6.94**	(2.91)
一攤薄		**不適用**	不適用	**不適用**	不適用
股息	十一	**—**	—	**—**	—

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期權益變動表

	未經審核					
	本公司權益持有人應佔					
	股本 千港元	其他儲備 千港元	累積虧損 千港元	總計 千港元	少數股東權益 千港元	權益總額 千港元
二OO六年一月一日結餘	159,058	29,022	(65,348)	122,732	9,032	131,764
可供出售財務資產公平值虧損	—	(7,567)	—	(7,567)	—	(7,567)
外幣換算差額	—	16	—	16	—	16
直接於權益確認的開支淨額	—	(7,551)	—	(7,551)	—	(7,551)
截至二OO六年六月三十日止六個月的(虧損)／溢利	—	—	(17,838)	(17,838)	1,180	(16,658)
少數股東權益－終止經營業務	—	—	—	—	(2,800)	(2,800)
截至二OO六年六月三十日止六個月	—	(7,551)	(17,838)	(25,389)	(1,620)	(27,009)
二OO六年六月三十日結餘	159,058	21,471	(83,186)	97,343	7,412	104,755
二OO七年一月一日結餘	159,058	24,348	(149,442)	33,964	5,556	39,520
可供出售財務資產公平值收益	—	13,147	—	13,147	—	13,147
外幣換算差額	—	(283)	—	(283)	—	(283)
撥入繳入盈餘的股份溢價減少	(97,676)	97,676	—	—	—	—
直接於權益確認的(開支)／收入淨額	(97,676)	110,540	—	12,864	—	12,864
六個月期間的溢利	—	—	42,586	42,586	174	42,760
六個月期間的確認(開支)／收入總額	(97,676)	110,540	42,586	55,450	174	55,624
二OO七年六月三十日結餘	61,382	134,888	(106,856)	89,414	5,730	95,144

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期現金流量表

	六個月期間 千港元 (未經審核)	截至 二〇〇六年 六月三十日 止六個月 千港元 (未經審核)
經營活動(所耗)／所得現金淨額	**(40,644)**	20,844
投資活動所得現金淨額	**7,394**	10,022
融資所耗現金淨額	**(2,854)**	(27,736)
現金及銀行透支(減少)／增加淨額	**(36,104)**	3,130
六個月期間初／上一期間初現金及銀行透支	**108,059**	103,054
六個月期間終／上一期間終現金及銀行透支	**71,955**	106,184

第七至十七頁的附註為該等簡明中期財務資料一部分。

本公司審核委員會已審閱本集團三個月期間及六個月期間的未經審核綜合業績。

附註：

一、 編製基準

此六個月期間的簡明綜合中期財務資料乃按《會計準則》三十四「中期財務中報」編製。此中期簡明財務報告應與截至二〇〇六年十二月三十一日止年度的全年財務報表一併參閱。

二、 會計政策

所採納的會計政策與截至二〇〇六年十二月三十一日止年度財務報表所採用者一致。

終止經營業務指實體內已獨立出售的主要業務部分。

按截至二〇〇六年十二月三十一日止年度財務報表所載，以下的新訂準則、現有準則的修訂及詮釋乃強制用於截至二〇〇七年十二月三十一日止財政年度。

- **《財務準則》七「金融工具：披露」及《會計準則》一「財務報表之呈列－資本披露」之補充修訂**推出有關財務工具之新披露。本集團已應用《財務準則》七及《會計準則》一之修訂，惟採納有關準則及修訂對本集團之簡明綜合中期財務資料並無影響；

- **香港(國際財務報告詮釋委員會)－詮釋七「根據《會計準則》二十九『惡性通脹經濟體之財務報告』應用重列會計法」**。香港(國際財務報告詮釋委員會)－詮釋七就如何於呈報期間應用《會計準則》二十九之規定提供指引，指引乃有關倘一個實體於其功能貨幣所屬經濟體出現惡性通脹，而該經濟體於過往期間並無惡性通脹之會計處理。由於本集團實體之功能貨幣無一屬於惡性通脹經濟體，故香港(國際財務報告詮釋委員會)－詮釋七與本集團之經營無關；

- **香港(國際財務報告詮釋委員會)－詮釋八「《財務準則》二的範圍」**。香港(國際財務報告詮釋委員會)－詮釋八對涉及發行股本工具交易之代價有所規定，倘所收可辨識代價少於所發行股本工具之公平值，則釐定股本工具是否屬於《財務準則》二之範圍。本集團已應用香港(國際財務報告詮釋委員會)－詮釋八，採納有關詮釋對本集團之簡明綜合中期財務資料並無影響；

- **香港(國際財務報告詮釋委員會)－詮釋九「重新評估內含衍生工具」**。香港(國際財務報告詮釋委員會)－詮釋九規定一個實體評估內含衍生工具是否需要與主合約分開，並於該實體首次成為訂約方時入賬列為衍生工具。除非合約條款變更導致現金流出現重大修訂(原先根據合約有此規定，在此情況下須進行重新評估)，否則不得於其後重新評估。由於概無本集團實體更改合約條款，故香港(國際財務報告詮釋委員會)－詮釋九與本集團之經營無關；及

- **香港(國際財務報告詮釋委員會)－詮釋十「中期財務報告及減值」**。香港(國際財務報告詮釋委員會)－詮釋十規定，按成本於中期期間確認之商譽、股本工具投資及金融資產投資之減值虧損，不得於其後的結算日撥回。本集團已應用香港(國際財務報告詮釋委員會)－詮釋十，採納有關詮釋對本集團之簡明綜合中期財務資料並無影響。

三、分部資料

主要報告形式－業務分部

於二〇〇七年六月三十日，本集團分為兩類主要業務分部：

— 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；及

— 銷售流動電話。

六個月期間的分部業績如下：

	持續經營業務				終止經營業務
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務
	千港元	千港元	千港元	千港元	千港元
收益	120,290	28,084	—	148,374	12,868
經營溢利／(虧損)	1,931	(607)	(6,469)	(5,145)	5,783
出售附屬公司收益	—	—	—	—	27,704
融資收入				1,047	—
融資成本				(6)	—
融資收入淨額				1,041	—
應佔聯營公司盈利				88	—
除所得税前(虧損)／溢利				(4,016)	33,487
所得税減免				13,289	—
期間溢利				9,273	33,487

截至二〇〇六年六月三十日止六個月分部業績如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收益	193,146	28,737	–	221,883	25,381	41,365	66,746
經營溢利／(虧損)	9,345	(705)	(6,666)	1,974	(3,484)	(6,177)	(9,661)
商譽減值	–	–	–	–	–	(30,346)	(30,346)
出售附屬公司收益	–	–	–	–	8,137	–	8,137
融資收入				1,201			30
融資成本				(269)			(969)
融資收入／(成本)淨額				932			(939)
應佔聯營公司盈利				51			–
除所得稅前虧損				2,957			(32,809)
所得稅減免／(支出)				13,213			(19)
期間溢利／(虧損)				16,170			(32,828)

其他在收益表列賬的分部項目如下：

	持續經營業務			終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元
六個月期間						
折舊	1,376	42	1,418	—	157	157
攤銷	—	—	—	—	91	91
截至二OO六年六月三十日止六個月						
折舊	1,864	115	1,979	308	467	775
攤銷	—	—	—	—	327	327

分部間轉撥或交易按各方釐定及協定的一般商業條款在日常業務中訂立。

分部資產主要包括永久業權土地、物業、機器及設備、無形資產、存貨、應收款、現金及現金等價物。未分配資產包括可供出售財務資產、借出資產、貸款及應收款。

分部負債由營運負債組成，未分配負債包括貸款。

資本開支包括物業、機器及設備及無形資產的添置。

於二OO七年六月三十日的分部資產及負債以及六個月期間的資本開支如下：

	持續經營業務				終止經營業務
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務
	千港元	千港元	千港元	千港元	千港元
資產	254,843	5,001	67,396	327,240	2,147
聯營公司	533	—	—	533	—
總資產	255,376	5,001	67,396	327,773	2,147
負債	198,577	1,150	35,049	234,776	10,688
資本開支	19	2	—	21	—

於二〇〇六年十二月三十一日的分部資產及負債及截至二〇〇六年六月三十日止六個月的資本開支如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產	362,577	4,426	15,521	382,524	–	22,856	22,856
聯營公司	445	–	–	445	–	–	–
總資產	363,022	4,426	15,521	382,969	–	22,856	22,856
負債	297,084	1,158	3,673	301,915	–	64,390	64,390
資本開支	357	–	–	357	57	–	57

四、 折舊及貨品銷售成本

於六個月期間，本集團的物業、機器及設備的折舊為1,418,000港元(截至二○○六年六月三十日止六個月：1,979,000港元)。於六個月期間，貨品銷售成本為108,050,000港元(截至二○○六年六月三十日止六個月：192,195,000港元)。

五、 貿易應收款及應收票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。於二○○七年六月三十日，貿易應收款及應收票據的賬齡分析如下：

	於二○○七年 六月三十日 千港元	於二○○六年 十二月三十一日 千港元
三個月內	**43,531**	110,657
＞三個月及≦六個月	**13,060**	20,225
＞六個月及≦十二個月	**26,634**	18,571
十二個月以上	**92,224**	100,274
	175,449	249,727

六、 貿易應付款及應付票據

於二○○七年六月三十日，貿易應付款及應付票據(包括貿易性質的應付關連人士款項)的賬齡分析如下：

	於二○○七年 六月三十日 千港元	於二○○六年 十二月三十一日 千港元
三個月以內	**42,559**	100,766
＞三個月及≦六個月	**14,885**	1,899
＞六個月及≦十二個月	**2,422**	20,292
十二個月以上	**30,576**	42,194
	90,442	165,151

七、其他儲備

	繳入盈餘	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO六年一月一日的結餘	—	702	(7,526)	35,549	248	49	29,022
重估	—	—	(7,567)	—	—	—	(7,567)
外幣換算差額	—	—	—	—	16	—	16
於二OO六年六月三十日的結餘	—	702	(15,093)	35,549	264	49	21,471
於二OO七年一月一日的結餘	—	702	(11,536)	35,549	(416)	49	24,348
重估	—	—	13,147	—	—	—	13,147
外幣換算差額	—	—	—	—	(283)	—	(283)
撥入繳入盈餘的股份溢價減少	97,676	—	—	—	—	—	97,676
於二OO七年六月三十日的結餘	97,676	702	1,611	35,549	(699)	49	134,888

八、所得稅(支出)／減免

香港利得稅按照六個月期間估計應課稅溢利以稅率17.5%(截至二OO六年六月三十日止六個月：17.5%)提撥準備。海外溢利之稅款按照六個月期間估計應課稅溢利依本集團經營業務所在地區之現行稅率計算。

九、終止經營業務

於二OO六年六月十三日，本集團出售其於AGTech Holdings Limited亞博科技控股有限公司*(於百慕大註冊成立的有限公司，其股份於創業板上市，前稱MegaInfo Holdings Limited萬佳訊控股有限公司*)的權益，該等權益過往就提供數碼影像處理管理解決方案而以獨立分部呈列。

此外，於二OO六年十一月二十四日，本集團決定出售歐洲公司，歐洲公司過往就透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務而以獨立分部呈列。於六個月期間，本集團出售其於芬蘭公司及西班牙公司擁有的權益，另出售荷蘭公司若干資產。於二OO七年六月三十日與歐洲公司有關的資產及負債呈列為持作出售。歐洲公司的清盤預期可於二OO七年完成。

十、 每股盈利／(虧損)

(甲) 基本

每股基本盈利／(虧損)根據本公司權益持有人應佔溢利／(虧損)，除以六個月期間內已發行股份的加權平均數計算。

	六個月期間	截至二〇〇六年六月三十日止六個月
持續經營業務		
本公司權益持有人應佔溢利(千港元)	**9,099**	14,990
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利(港仙)	**1.48**	2.44
終止經營業務		
本公司權益持有人應佔溢利／(虧損)(千港元)	**33,487**	(32,828)
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利／(虧損)(港仙)	**5.46**	(5.35)
總計		
本公司權益持有人應佔溢利／(虧損)(千港元)	**42,586**	(17,838)
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利／(虧損)(港仙)	**6.94**	(2.91)

(乙) 攤薄

由於在二〇〇七年六月三十日，本公司並無已發行的購股權、認股權證或其他可換股工具，故並無呈列六個月期間每股攤薄盈利。由於行使本公司未行使購股權將有反攤薄作用，故並無呈列截至二〇〇六年六月三十日止六個月的每股攤薄虧損。

十一、股息

六個月期間及截至二〇〇六年六月三十日止六個月並無派付任何股息。

董事並不建議派付六個月期間的中期股息。

十二、關連人士交易

六個月期間內，本集團在日常業務範圍內與關連人士根據雙方協定的條款進行以下重大交易，有關詳情如下：

(甲) 本集團與董事José Manuel dos Santos擁有的一間關連公司進行交易：

	六個月期間 千港元	截至二〇〇六年 六月三十日 止六個月 千港元
銷售貨品	**8**	19
租賃費用	**54**	54

(乙) 六個月期間內，本集團向董事José Manuel dos Santos支付租賃費用約339,000港元(截至二〇〇六年六月三十日止六個月：360,000港元)。

(丙) 主要管理人員薪酬合共為4,290,000港元(截至二〇〇六年六月三十日止六個月：4,162,000港元)。

(丁) 於二〇〇七年六月三十日，包括在持作出售非流動資產的其他應收款項、按金及預付款項包括給予關連人士的貸款約2,117,000港元(二〇〇六年十二月三十一日：2,053,000港元)已全數撥備。

(戊) 於二〇〇六年十二月三十一日，計入與持作出售非流動資產直接相關的負債短期貸款包括來自關連人士的貸款約1,040,000港元及其他應付款及應計費用包括相關應付利息開支約147,000港元。

管理層討論及分析

業務回顧

澳門業務

就控制內地人士到澳門旅遊的簽證限制，對境內酒店投資及發展和博彩業的氣氛僅構成輕微影響。澳門經濟處於強勢、生氣蓬勃，為本集團帶來於結構佈線、監察、數據網絡和無線通訊各方面可提供的優質解決方案及服務的龐大商機。本集團作為主要本地參與者，澳門政府及多家酒店和博彩業經營商均選擇本集團為其系統供應商。於過去兩年，本集團發展成為於其專業領域可信賴的合作夥伴，為本集團帶來具代表性的項目，處理大型而複雜的澳門設備項目往績彪炳。本公司暫於六家博彩經營商其中五家為其酒店及博彩物業提供各種解決方案，於澳門的地位可見出眾。

於三個月期間，除了為各博彩經營商於其核心系統完成多項後加工程外，本集團著手為一家主要博彩經營商安裝結構佈線系統，並為澳門政府完成數個項目。此外，本集團成功通過兩個已開始發展的主要酒店及博彩地盤的預先審批程序，亦獲澳門政府批出若干主要合約，包括於一主要邊境擴大自動行人管制系統、即將於二〇〇七年十月在澳門舉辦的亞洲室內運動會的支援服務合約，以及警察部的監察系統。於二〇〇七年六月三十日，手頭訂單總額逾70,000,000港元。

中國內地業務

於中國內地，本集團於三個月期間繼續於部分省市為電訊服務供應商提供及支援設備及作出支援，並完成廣東省多家電訊局的項目。本集團亦增加邊際利潤較高的服務供應範疇，有關業務營業額低但利潤高。現時，本集團正提供支援服務予廣東、江西、吉林及湖南各省、重慶市及廣西壯族自治區的電訊局。

對於讓中型及小型企業能於銷售、存貨及生產管理方面提供增值服務的資源管理應用程式的推廣，本集團已成功爭取到珠海一家主要飲品分銷商的合約。本集團正逐步建立具代表性的項目，目的是與不同夥伴進行合作，向其他省市的主要批發商推廣本公司的資源管理應用程式。

就泰思通而言，於三個月期間，泰思通完成重慶中國電信的集中告警與大客戶網管系統的最後驗收測試，並贏得江西中國電信的合同，為其大客戶網管系統安裝合約。此外，泰思通繼續積極與陝西、甘肅、安徽、江蘇及廣東各省的電訊服務供應商磋商，以出售及安裝泰思通的大客戶網管系統、網上維護中心系統及政企客戶柔性服務系統。

跨國業務

本集團撤退出於歐洲公司的投資，在出售芬蘭公司及西班牙公司和荷蘭公司若干資產後，歐洲公司開始與荷蘭公司、SuperCom GmbH Audiotex Systeme(於德國註冊成立為有限公司，為本公司間接擁有的附屬公司)及本身的各債權人進行磋商，於三個月期間與部分債權人達成和解。

於三個月期間，本集團就其於Timor Telecom S.A.的16%股權收取股息合共約2,735,000港元。

經營業績回顧

營業額及盈利能力

於三個月期間，儘管因多個項目仍處於安裝及開通階段而僅錄得76,091,000港元收益，然而由於收益的組成包括較高邊際利潤的服務收入，故三個月期間的毛利達14,861,000港元，即毛利率約19.5%，較同年首三個月期間及二〇〇六年同期三個月期間分別改善5.1%及3%。

儘管於三個月期間的手機銷售錄得經營虧損607,000港元，但由於本集團毛利增加及自Timor Telecom S.A.收取股息收入約2,735,000港元，故仍錄得經營溢利876,000港元，而過往三個月期間則錄得虧損6,021,000港元。對有限的外借貸及現金結餘產生575,000港元融資收入，除所得稅前溢利達1,495,000港元。

經計及與歐洲公司債權人訂立的債務重組安排產生的溢利3,268,000港元、撥回過往年度超額撥備的所得稅撥備和出售芬蘭公司、西班牙公司及荷蘭公司若干資產的收益後，於三個月期間及六個月期間，本集團分別錄得純利3,436,000港元及42,760,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構，手頭現金為74,331,000港元(若計及5,000,000美元(約39,086,000港元)生息金融債券，則為113,417,000港元)。流動比率改善至1.3倍。

由於六個月期間的純利為42,760,000港元，本集團的總權益自二〇〇六年十二月三十一日的39,520,000港元大幅改善至二〇〇七年六月三十日的95,144,000港元。

僱員資料

於二〇〇七年六月三十日，本集團僱用二百九十四名僱員，其中一百零八、十七及一百六十九名僱員分別於澳門、香港及中國內地工作。員工成本(包括董事酬金)總計為17,576,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

於二〇〇七年六月三十日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二〇〇七年六月三十日，約304,000美元(約2,376,000港元)之定期存款已抵押，以取得銀行信貸。除所披露者外，本集團並無任何集團資產的抵押。

重大收購及出售事項的詳情

於六個月期間，本集團出售其於芬蘭公司及西班牙公司擁有的60%權益，換取以現金350,000歐元(約3,704,000港元)償付的代價，另出售荷蘭公司若干資產。除上述外，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無就重大投資或資本資產制定任何未來計劃。

外滙風險

本集團主要以港元、澳門法定貨幣澳門元、美元、歐元及中國內地法定貨幣人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外滙風險的影響微不足道。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇七年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益或淡倉，或根據《創業板上市規則》第5.46至5.67條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人(附註一)	293,388,000	47.80%
嚴康	個人(附註二)	7,357,500	1.20%
關鍵文	個人(附註三)	12,262,500	2.00%
羅嘉雯	個人(附註四)	2,452,500	0.40%
馮祈裕	個人(附註五)	210,000	0.03%

附註：

一、於二〇〇七年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

二、嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

三、關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

四、羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

五、馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇七年六月三十日下列佔本公司已發行股本中5%或以上的主要股東權益。該等權益為上文所披露董事及行政總裁所擁有者以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益（附註一）	293,388,000	47.80%
LRL	公司權益（附註一）	293,388,000	47.80%
李漢健（附註二）	家族權益	293,388,000	47.80%

附註：

一、於二〇〇七年六月三十日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

二、李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos全部股權的權益。

競爭業務

於二〇〇七年六月三十日，董事、高級管理層或任何有權在本集團股東大會上行使或控制行使5%或以上投票權，及實際上有能力指示或影響本公司管理層或主要股東或其任何各自的聯繫人的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

企業管治

本公司於六個月期間一直遵守《創業板上市規則》附錄十五企業管治常規守則的守則條文。

董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

證券買賣或贖回

本公司於六個月期間並無贖回任何股份，而本公司或其附屬公司於六個月期間亦無購買或出售任何股份。

釋義

「聯繫人」	指	具有創業板上市規則賦予的含義
「相聯法團」	指	一、 身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事

「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國
「功能貨幣」	指	公司經營業務的主要經濟環境的貨幣
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「德國」	指	德意志聯邦共和國
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，每100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》
「《財務準則》」	指	由香港會計師公會(根據香港法例第五十章《專業會計師條例》成立)頒佈的準則及詮釋，包括一、《香港財務報告準則》；二、《香港會計準則》(前稱《財務匯報準則》)及三、詮釋
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》、《香港財務報告準則》及香港會計師公會)

「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「中國內地」	指	中國(香港、澳門和台灣地區除外)
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「六個月期間」	指	截至二〇〇七年六月三十日止六個月
「西班牙」	指	西班牙王國
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭公司」	指	TeleConcept Multimedia B.V.,於荷蘭註冊成立的有限公司，為本公司的間接附屬公司

「三個月期間」	指	截至二〇〇七年六月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「美元」	指	美利堅合眾國法定貨幣美元
「芬蘭公司」	指	Voxtel Finland Oy，於芬蘭註冊成立的有限公司
「歐元」	指	芬蘭、德國、荷蘭及西班牙法定貨幣歐元

承董事會命

董事

嚴康

澳門，二〇〇七年八月十三日

執行董事

José Manuel dos Santos

嚴康

關鍵文

羅嘉雯

獨立非執行董事

崔世昌

盧景昭

馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* *僅供識別*

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market ("GEM")

Company Information Sheet

The Stock Exchange of Hong Kong Limited ("Exchange") takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name : Vodatel Networks Holdings Limited

Stock code (ordinary shares): 8033

This information sheet contains certain particulars concerning the above company ("Company") which is listed on GEM of the Exchange. These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on GEM ("GEM Listing Rules"). They will be displayed at the Internet website operated by the Exchange for the purposes of GEM on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 13th August, 2007.

A. General

Place of incorporation	:	Bermuda
Date of initial listing on GEM	:	25th February, 2000
Name of Sponsor(s)	:	Not applicable ("N/A")
Names of directors of the Company ("Directors") *(please distinguish the status of the directors - Executive, Non-Executive or Independent Non-Executive)*	:	Executive: José Manuel dos Santos Yim Hong Kuan Kin Man Monica Maria Nunes Independent Non-Executive: Chui Sai Cheong Lo King Chiu Charles Fung Kee Yue Roger
Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company	:	Eve Resources Limited: 293,388,000 ordinary shares (Taking into account of the full exercise of Over-allotment Options.)

Name(s) of company(ies) listed on GEM or the Main Board of the Exchange within the same group as the Company	:	N/A
Financial year end date	:	31st December
Registered address	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Head office and principal place of business	:	74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the People's Republic of China ("Macao")
Principal place of business in Hong Kong	:	Room 713B, 7th Floor, Block B, Seaview Estate, 2-8 Watson Road, North Point, the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong")
Web-site address (if applicable)	:	http://www.vodatelsys.com
Share registrar (Hong Kong)	:	Tricor Abacus Limited
Auditors	:	PricewaterhouseCoopers

B. Business activities

Headquartered in Macao and listed on GEM, the Company and its subsidiaries (collectively referred to as the "Group") carry the vision to deliver high quality communications infrastructural solutions to customers, allowing them to manage their business and reach out for information, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure and operation support systems.

The Group provides an integrated span of services in network and system infrastructure, ranging from network and system planning, design, provision of equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers in the People's Republic of China ("PRC"), such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprise customers in selected vertical markets, such as cable TV operators, electricity bureaus, governmental authorities and universities. In Macao, the Group is also a leading provider of solutions in structured cabling, surveillance, trunking radio, networking and access control for gaming and hotel operators.

The Group is also engaged in the provision of self-developed operation support systems for public telecommunications service providers in the PRC, which allows the various operators to effectively and efficiently manage the performance of and traffic over the networks.

C. Ordinary shares

Number of ordinary shares in issue	:	613,819,000
Par value of ordinary shares in issue	:	HK$0.10 each
Board lot size (in number of shares)	:	2,000
Name of other stock exchange(s) on which ordinary shares are also listed	:	N/A

D. Warrants

Stock code	:	N/A
Board lot size	:	N/A
Expiry date	:	N/A
Exercise price	:	N/A
Conversion ratio *(Not applicable if the warrant is denominated in dollar value of conversion right)*	:	N/A
No. of warrants outstanding	:	N/A
No. of shares falling to be issued upon the exercise of outstanding warrants	:	N/A

E. Other securities

Details of any other securities in issue.
(i.e. other than the ordinary shares described in C above and warrants described in D above but including options granted to executives and/or employees).

Share Option Scheme

At the Special General Meeting held on 5th November, 2002, resolutions were passed to adopt a new share option scheme ("New Share Option Scheme").

On 11th July, 2007, a total of 23,410,000 share options were granted under the New Share Option Scheme at an exercise price of HK$0.32 per share and are exercisable from 12th July, 2007 to 11th July, 2010 (both dates inclusive).

Responsibility statement

The Directors as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

José Manuel dos Santos

Yim Hong

Kuan Kin Man

Monica Maria Nunes

Chui Sai Cheong

Lo King Chiu Charles

Fung Kee Yue Roger

上市申請表格

F表格

創業板

公司資料報表

香港聯合交易所有限公司（「聯交所」）對本資料報表的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本資料報表全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

公司名稱：**Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*(僅供識別)*)**

證券代號(普通股)：八〇三三

本資料報表列載若干有關上述在聯交所創業板上市的公司（「該公司」）的資料。該等資料乃遵照聯交所《創業板證券上市規則》（《創業板上市規則》））規定而提供，旨在向公眾提供有關該公司的資料。該等資料將會在互聯網的聯交所為創業板設立的互聯網網頁展示。本資料報表不應視作有關該公司及／或其證券的完整資料概要。

本報表的資料乃於二〇〇七年八月十三日更新。

A. 一般資料

註冊成立地點	:	百慕大
在創業板首次上市日期	:	二〇〇〇年二月二十五日
保薦人名稱	:	不適用
該公司的董事（「董事」）姓名 (請列明董事的身份 — 執行、 非執行或獨立非執行)	:	執行: José Manuel dos Santos 嚴康 關鍵文 羅嘉雯 獨立非執行: 崔世昌 盧景昭 馮祈裕
主要股東(定義見《創業板上市規則》第1.01條)的姓名／名稱及其各自於該公司的普通股及其他證券的權益	:	Eve Resources Limited：293,388,000 普通股 (已計及悉數行使超額配股權)

在聯交所創業板或主板上市而與該公司屬同一集團的公司的名稱	:	不適用
財政年度結算日期	:	十二月三十一日
註冊地址	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
總辦事處及主要營業地點	:	中華人民共和國澳門特別行政區（「澳門」）氹仔永福街七十四號愛達利大廈
香港主要營業地點	:	中華人民共和國香港特別行政區（「香港」）北角屈臣道二至八號海景大廈B座七樓七一三B室
網址(如適用)	:	http://www.vodatelsys.com
股份過戶登記處 (香港)	:	卓佳雅柏勤有限公司
核數師	:	羅兵咸永道會計師事務所

B. 業務

本公司及其附屬公司（統稱「本集團」）的總部設於澳門，於創業板上市，目標是爲客戶提供優質通訊基建解決方案，讓客戶可隨時隨地管理業務和獲取資訊。本集團的主要業務爲提供網絡及系統基建和操作支援系統。

本集團在網絡及系統基建方面提供多種綜合性服務，包括網絡系統規劃、設計、提供設備和軟件、安裝及維護以及技術支援，對象爲中華人民共和國（「中國」）的公眾電訊服務運營商如中國電信、中國網通、中國聯通及中國移動，及經選定垂直市場的企業客戶如有線電視運營商、電力局、政府機構及大學。在澳門，本集團亦是博彩及酒店運營商的結構佈線、監察、無線電話、數據網路及進出管制解決方案的主要提供者。

本集團亦向中國的公眾電訊服務運營商提供自行開發的操作支援系統，使不同提供者能快捷有效地管理網絡表現及交通。

C. 普通股

已發行普通股數目	:	613,819,000
已發行普通股面值	:	每股 0.10 港元
每手買賣單位(股份數目)	:	2,000
其他證券交易所(該普通股份亦於其上市)的名稱	:	不適用

D. 權證

證券代號	:	不適用
每手買賣單位	:	不適用
屆滿日	:	不適用
行使價	:	不適用
換股比率(倘權證以換股權的幣值計算則不適用)	:	不適用
尚未行使的權證數目	:	不適用
因尚未行使的權證獲行使而須予發行的股份數目	:	不適用

E. 其他證券

任何已發行的其他證券的詳情。
(不包括上文 C 所述的普通股及上文 D 所述的權證但包括授予行政人員及／或僱員的期權)。

<u>購股權計劃</u>

於二〇〇二年十一月五日舉行之股東特別大會上，通過決議案採納新購股權計劃。

於二〇〇七年七月十一日，根據新購股權計劃以行使價每股港幣 0.32 元授出總數共 23,410,000 股購股權，行使期爲二〇〇七年七月十二日至二〇一〇年七月十一日（包括首尾兩日）。

責任聲明

公司於本聲明日期的在任董事謹表示共同及個別對資料報表所載資料（「該等資料」）的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，該等資料在所有重大方面乃屬真確、完整、及並無誤導，亦概無遺漏其他事實，致使該等資料有失實或誤導成份。

董事亦共同及個別承擔全部責任，於之前刊發的表格內所載的任何詳情不再準確後於合理而切實可行的情況下盡快提交經修訂的資料報表。

董事確認聯交所對該等資料概無任何責任，並承諾彌償聯交所因爲或由於該等資料而承擔的一切責任或蒙受的一切損失。

簽署：

José Manuel dos Santos	嚴康
關鍵文	羅嘉雯
崔世昌	盧景昭
馮祈裕	

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Notice of Board meeting

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao on 13th August, 2007 at 12:00 noon for the following purposes:

1. To consider and approve the Interim Results and approve the announcement of the Interim Results to be published on the GEM Website, the website of the Company and irasia.com website;

2. To consider the payment of an interim dividend, if any;

3. To consider the closure of the register of Members, if necessary; and

4. To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM

"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Interim Results"	the unaudited consolidated results of the Company and its subsidiaries for the six months ended 30th June, 2007
"Macao"	the Macao Special Administrative Region of the PRC
"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Macao, 9th July, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM Website at www.hkgem.com on the "Latest Company Announcement" page for at least seven days from the date of posting and on www.vodatelsys.com.

* *for identification purpose only*

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八○三三

董事會會議公告

董事會謹此公告，董事會將於二○○七年八月十三日正午十二時正假座澳門氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一、 考慮及通過中期業績，並通過將中期業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二、 考慮派付中期股息(如有)；

三、 考慮暫停辦理股份過戶登記手續(倘有需要)；及

四、 處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁

「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「澳門」	指	中國澳門特別行政區
「中期業績」	指	本公司及各附屬公司截至二〇〇七年六月三十日止六個月之未經審核綜合業績
「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇七年七月九日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 11th June, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com on the "Latest Company Announcements" page for at least seven days from the date of posting and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格最近出現上升，茲聲明董事會對該等價格升的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」　　指　中國香港特別行政區(不適用於香港聯合交易所有限公司)

「中國」　　指　中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二○○七年六月十一日

執行董事	**獨立非執行董事**
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

FILING OF BANKRUPTCY APPLICATION AGAINST TCM

The Board announces that on 23rd May, 2007 the tax authority in the Netherlands had applied to the Dutch Court to declare TCM bankrupt.

The Board announces that on 23rd May, 2007 the tax authority in the Netherlands (De ontvanger van de belastingdienst/Holland-Noord) had applied to the Dutch Court (Rechtbank Amsterdam) to declare TCM bankrupt. The application was based on outstanding wages tax and social security contributions. Notwithstanding the bankruptcy application, TCM is in the process of working out resolutions with all its creditors in its subsidiaries in the Netherlands and the Federal Republic of Germany (including the tax authority in the Netherlands) to settle all outstanding liabilities. If there are no such resolutions, the Board expects that TCM will be declared bankrupt.

In the three months ended 31st March, 2007, TCM had disposed of its interests in its main operating subsidiaries Voxtel Finland Oy (incorporated in the Republic of Finland with limited liability and an indirectly owned subsidiary of the Company prior to disposal), Servicios Telefónicos de Audiotex, Sociedad Anónima (incorporated in the Kingdom of Spain with limited liability and an indirectly owned subsidiary of the Company prior to disposal) and certain assets in TeleConcept Multimedia B.V. (incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company). TCM is currently treated as a discontinued operation of the Group. As such, the Board does not expect the bankruptcy of TCM to have any material adverse impact on the financial and operation positions of the Group.

This announcement is made pursuant to rule 17.27(1)(b) of the GEM Listing Rules.

DEFINITIONS

"Board"	the board of Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company

"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and a 60% indirectly owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administrative Region of the PRC, 7th June, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com on the "Latest Company Announcements" page for at least seven days from the date of posting and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

申請歐洲公司破產的呈請

董事會宣佈，於二〇〇七年五月二十三日，荷蘭稅局已向荷蘭法院申請宣告歐洲公司破產。

董事會宣佈，於二〇〇七年五月二十三日，荷蘭稅局(De ontvanger van de belastingdienst/Holland-Noord)已向荷蘭法院(Rechtbank Amsterdam)申請宣告歐洲公司破產。該申請的理據為其未繳交薪俸稅及社會保障供款。儘管有破產申請，歐洲公司正與其於荷蘭及德意志聯邦共和國的附屬公司的債權人商討解決所有未償還負債的辦法。倘並無解決方案，則董事會預期歐洲公司將宣告破產。

於截至二〇〇七年三月三十一日止三個月期間，歐洲公司已出售其於主要營運附屬公司Voxtel Finland Oy (於芬蘭共和國註冊成立的有限公司；於被出售前為本公司的間接附屬公司)、Servicios Telefónicos de Audiotex, Sociedad Anónima (於西班牙王國註冊成立的有限公司；於被出售前為本公司的間接附屬公司) 及TeleConcept Multimedia B.V. (於荷蘭註冊成立的有限公司；為本公司的間接附屬公司) 的若干資產權益。歐洲公司被視為本集團已終止的業務，因此，董事會預期歐洲公司破產不會對本集團的財務及經營狀況造成任何重大不利影響。

本文件為根據《創業板上市規則》第17.27(一)(b)條刊發。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事

「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司擁有60%權益的間接附屬公司

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二○○七年六月七日

執行董事
José Manuel dos Santos
殷康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁www.hkgem.com「最新公司公告」一頁內刊登(自刊登日期起計最少七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

PROPOSAL FOR SHARE PREMIUM REDUCTION

At the AGM, a special resolution for the approval of the Share Premium Reduction will be proposed.

This announcement is made pursuant to rule 17.10 of the GEM Listing Rules.

Share Premium Reduction

As at the date of this announcement, the unaudited amount standing to the credit of the share premium account of the Company is estimated to stand at approximately HK$97,676,000. According to the audited financial statements of the Company as at 31st December, 2006, the amount standing to the credit of the share premium account of the Company was HK$97,676,000 and its accumulated losses were HK$67,164,000.

It will be proposed at the AGM that, pursuant to the Share Premium Reduction and subject to fulfilment of its conditions as set out below, the entire amount standing to the credit of the share premium account of the Company on the Effective Date be reduced and the credits arising from the Share Premium Reduction be credited to the contributed surplus account of the Company where they will be utilised in accordance with the bye-laws of the Company and all applicable laws, including to set off the accumulated losses of the Company as at the Effective Date in full.

As at the date of this announcement, the unaudited amount of the contributed surplus account of the Company is estimated to stand at approximately HK$73,718,000.

Reason for the Share Premium Reduction

The elimination of the amount standing to the credit of the share premium account and the crediting of such amount to the contributed surplus account of the Company will, in effect, eliminate the accumulated losses of the Company in full. The Board considers that this will give the Company more flexibility to declare dividends to the Members at the earliest opportunity in the future as and when the Board considers appropriate. The Board believes that the Share Premium Reduction is in the interests of the Company and the Members as a

whole. The Board does not have any present intention to declare dividends to the Members. Any dividend proposal will be considered at the relevant time by reference to, amongst other factors, the prevailing market conditions and financial performance of the Company and its subsidiaries.

Effect of the Share Premium Reduction

Implementation of the Share Premium Reduction will not affect the underlying assets, liabilities, business operations, management or financial position of the Company, other than related expenses incurred which are immaterial.

Conditions of the Share Premium Reduction

The Share Premium Reduction is conditional on:

1. the passing of a special resolution approving the Share Premium Reduction by the Members at the AGM; and

2. compliance with the requirements of section 46(2) of the Companies Act 1981 of Bermuda, including (a) the publication of a notice in relation to the Share Premium Reduction in Bermuda, and (b) the Directors being satisfied that on the Effective Date, there are no reasonable grounds for believing that the Company is, or after the Share Premium Reduction would be, unable to pay its liabilities as they become due.

Assuming the above conditions are fulfilled, it is expected that the Share Premium Reduction will become effective on the date of the AGM at which the relevant special resolution approving the Share Premium Reduction is passed by the Members.

A circular containing, among other things, details of the Share Premium Reduction, together with a notice of the AGM and the related proxy form, will be sent to the Members on 7th June, 2007.

DEFINITIONS

"AGM"	the annual general meeting of the Company to be convened for and held at 3:00 p.m., on 29th June, 2007 at L'hotel Causeway Bay Harbour View Hong Kong, 18 King's Road, Causeway Bay, Hong Kong
"Board"	the board of Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Effective Date"	the date on which the Share Premium Reduction shall become effective, being the date of the AGM at which the relevant special resolution approving the Share Premium Reduction is passed by the Members

"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Members"	holders of shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China
"Share Premium Reduction"	the proposed reduction of the entire amount standing to the credit of the share premium account of the Company as at the Effective Date as set out in this announcement

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administrative Region of the PRC, 6th June, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com on the "Latest Company Announcements" page for at least seven days from the date of posting and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

建議削減股份溢價

於股東週年大會，將提呈削減股份溢價的特別決議案有待批准。

本公告乃根據《創業板上市規則》第17.10條編製。

削減股份溢價

於本公告日期，本公司股份溢價賬的未經審核進賬額預計約為97,676,000元。根據於二〇〇六年十二月三十一日本公司的經審核財務報表，本公司股份溢價賬的進賬額為97,676,000港元，其累計虧損為67,164,000港元。

於股東週年大會建議根據削減股份溢價及受下文所載條件達成的規限，本公司股份溢價賬的全數進賬額於生效日期削減，削減股份溢價所產生的進賬撥入本公司繳入盈餘賬中，根據本公司的《公司細則》及所有適用法例用以全數抵銷本公司於生效日期的累計虧損。

於本公告日期，本公司未經審核的繳入盈餘賬預計約為73,718,000港元。

削減股份溢價的原因

削減股份溢價賬的進賬額並將該金額撥入本公司繳入盈餘賬，將全數抵銷本公司累計虧損。董事會認為，這將使本公司更靈活地及在董事會認為適當時，盡快向其股東宣派股息。董事會相信，削減股份溢價符合本公司及其股東的整體利益。董事會目前並無打算向

股東宣派股息。任何建議派付的股息將於有關時間參考(其中包括)當時的市場情況及本公司及其附屬公司的財政表現而釐定。

削減股份溢價的影響

削減股份溢價並不會影響本公司相關資產、負債、業務經營、管理或財政狀況(所產生的不重大有關開支除外)。

削減股份溢價的條件

削減股份溢價須待以下條件履行後方可作實:

一、於股東週年大會上通過特別決議案以批准削減股份溢價;

二、遵守百慕大一九八一年《公司法》第四十六(二)條,包括(甲)於百慕大刊發有關削減股份溢價的通告,及(乙)董事確認,於生效日期,概無合理理由相信本公司當時或於削減股份溢價後將無能力償還到期的債務。

假設上述條件獲得履行,預期削減股份溢價將於股東週年大會(大會上股東通過批准削減股份溢價的相關特別決議案)舉行當日生效。

一份載有(其中包括)削減股份溢價詳情的通函,連同股東週年大會通告及有關的代表委任表格將於二○○七年六月七日寄發予股東。

釋義

「股東週年大會」	指	本公司謹訂於二○○七年六月二十九日下午三時,假座香港銅鑼灣英皇道十八號香港銅鑼灣海景酒店召開及舉行的股東週年大會
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「生效日期」	指	削減股份溢價的生效日期,即股東週年大會當日,大會上股東通過批准削減股份溢價的相關特別決議案

「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「股東」	指	本公司股本中每股面值0.10港元的股份的持有人
「中國」	指	中華人民共和國
「削減股份溢價」	指	建議於載列於本公告的生效日期削減本公司股份溢價賬全數進賬額

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年六月六日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁www.hkgem.com「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 28th May, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」 指 中國香港特別行政區(不適用於香港聯合交易所有限公司)

「中國」 指 中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年五月二十八日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 23rd May, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」　　指　中國香港特別行政區(不適用於香港聯合交易所有限公司)

「中國」　　指　中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年五月二十三日

執行董事

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事

崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increases in the price and trading volume of the shares of HK$0.10 each in the capital of the Company and wishes to state that the Board is not aware of any reasons for such increases.

The Board also confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"PRC"	The People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

The Macao Special Administration Region of the PRC, 18th May, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價及成交量變動

本公告現應聯交所的要求而作出。董事會留意到本公司股本中每股面值0.10港元的股份價格及成交額最近出現上升，茲聲明董事會對該等價格及成交額升的原因毫不知情。

董事會亦確認，現時並無與根據《創業板上市規則》第十九至二十章須予披露的意圖收購或變賣有關的其他商談或協議，董事會亦不知悉任何根據《創業板上市規則》第17.10條所訂明的一般責任而須予披露，或屬價格敏感性質的事項。

本公告乃承董事會之命而作出，各董事均就本公佈的準確性共同及個別地承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

中國澳門特別行政區，二〇〇七年五月十八日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊登日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

FORMS RELATING TO LISTING

Form F

The Growth Enterprise Market ("GEM")

Company Information Sheet

The Stock Exchange of Hong Kong Limited ("Exchange") takes no responsibility for the contents of this information sheet, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this information sheet.

Company name : Vodatel Networks Holdings Limited

Stock code (ordinary shares): 8033

This information sheet contains certain particulars concerning the above company ("Company") which is listed on GEM of the Exchange. These particulars are provided for the purpose of giving information to the public with regard to the Company in compliance with the Rules Governing the Listing of Securities on GEM ("GEM Listing Rules"). They will be displayed at the GEM website on the Internet. This information sheet does not purport to be a complete summary of information relevant to the Company and/or its securities.

The information in this sheet was updated as of 14th May, 2007.

A. General

Place of incorporation	:	Bermuda
Date of initial listing on GEM	:	25th February, 2000
Name of Sponsor(s)	:	Not applicable ("N/A")
Names of directors *(please distinguish the status of the directors - Executive, Non-Executive or Independent Non-Executive)*	:	Executive: José Manuel dos Santos Yim Hong Kuan Kin Man Monica Maria Nunes Independent Non-Executive: Chui Sai Cheong Lo King Chiu Charles Fung Kee Yue Roger
Name(s) of substantial shareholder(s) (as such term is defined in rule 1.01of the GEM Listing Rules) and their respective interests in the ordinary shares and other securities of the Company	:	Eve Resources Limited: 293,388,000 ordinary shares (Taking into account of the full exercise of Over-allotment Options.)

Name(s) of company(ies) listed on GEM or the Main Board of the Exchange within the same group as the Company	:	N/A
Financial year end date	:	31st December
Registered address	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Head office and principal place of business	:	74 da Rua da Felicidade, Edificio Vodatel, Taipa, the Macao Special Administrative Region of the People's Republic of China ("Macao")
Principal place of business in Hong Kong	:	Room 713B, 7th Floor Block B, Seaview Estate, 2-8 Watson Road, North Point, the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong")
Web-site address (if applicable)	:	http://www.vodatelsys.com
Share registrar (Hong Kong)	:	Abacus Share Registrars Limited
Auditors	:	PricewaterhouseCoopers

B. Business activities

Headquartered in Macao and listed on GEM, the Company and its subsidiaries (collectively referred to as the "Group") carry the vision to deliver high quality communications infrastructural solutions to customers, allowing them to manage their business and reach out for information, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure and operation support systems.

The Group provides an integrated span of services in network and system infrastructure, ranging from network and system planning, design, provision of equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers in the People's Republic of China ("PRC"), such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprise customers in selected vertical markets, such as cable TV operators, electricity bureaus, governmental authorities and universities. In Macao, the Group is also a leading provider of solutions in structured cabling, surveillance, trunking radio, networking and access control for gaming and hotel operators.

The Group is also engaged in the provision of self-developed operation support systems for public telecommunications service providers in the PRC, which allows the various operators to effectively and efficiently manage the performance of and traffic over the networks.

C. Ordinary shares

Number of ordinary shares in issue	:	613,819,000
Par value of ordinary shares in issue	:	HK$0.10 each
Board lot size (in number of shares)	:	2,000
Name of other stock exchange(s) on which ordinary shares are also listed	:	N/A

D. Warrants

Stock code	:	N/A
Board lot size	:	N/A
Expiry date	:	N/A
Exercise price	:	N/A
Conversion ratio *(Not applicable if the warrant is denominated in dollar value of conversion right)*	:	N/A
No. of warrants outstanding	:	N/A
No. of shares falling to be issued upon the exercise of outstanding warrants	:	N/A

E. Other securities

Details of any other securities in issue.
(i.e. other than the ordinary shares described in C above and warrants described in D above but including options granted to executives and/or employees).

Share Option Scheme

At the Special General Meeting held on 5th November, 2002, resolutions were passed to (a) terminate the share option scheme adopted by the Company on 10th February, 2000 ("Old Share Option Scheme") and adopt a new scheme ("New Share Option Scheme"); and (b) cancel the outstanding options granted under the Old Share Option Scheme subject to the consents of the existing optionholders.

Responsibility statement

The Directors as at the date hereof hereby collectively and individually accept full responsibility for the accuracy of the information contained in this information sheet ("Information") and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief the Information is accurate and complete in all material respects and not misleading and that there are no other matters the omission of which would make any Information inaccurate or misleading.

The Directors also collectively and individually accept full responsibility for submitting a revised information sheet, as soon as reasonably practicable after any particulars on the form previously published cease to be accurate.

The Directors acknowledge that the Exchange has no responsibility whatsoever with regard to the Information and undertake to indemnify the Exchange against all liability incurred and all losses suffered by the Exchange in connection with or relating to the Information.

Signed:

José Manuel dos Santos

Yim Hong

Kuan Kin Man

Monica Maria Nunes

Chui Sai Cheong

Lo King Chiu Charles

Fung Kee Yue Roger

上市申請表格

F 表格

創業板

公司資料報表

香港聯合交易所有限公司〔「聯交所」〕對本資料報表的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本資料報表全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

公司名稱：Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*(僅供識別)*)

證券代號(普通股)：八〇三三

本資料報表列載若干有關上述在聯交所創業板上市的公司〔「該公司」〕的資料。該等資料乃遵照聯交所《創業板證券上市規則》〔「創業板上市規則」〕規定而提供，旨在向公眾提供有關該公司的資料。該等資料將會在互聯網的創業板網頁展示。本資料報表不應視作有關該公司及／或其證券的完整資料概要。

本報表的資料乃於二〇〇七年五月十四日更新。

A. 一般資料

註冊成立地點	:	百慕大
在創業板首次上市日期	:	二〇〇〇年二月二十五日
保薦人名稱	:	不適用
董事姓名 (請列明董事的身份 — 執行、非執行或獨立非執行)	:	<u>執行</u>: José Manuel dos Santos 嚴康 關鍵文 羅嘉雯 <u>獨立非執行</u>: 崔世昌 盧景昭 馮祈裕
主要股東(定義見《創業板上市規則》第 1.01 條)的姓名／名稱及其各自於該公司的普通股及其他證券的權益	:	Eve Resources Limited：293,388,000 普通股 (已計及悉數行使超額配股權)

在聯交所創業板或主板上市而與該公司屬同一集團的公司的名稱	:	不適用
財政年度結算日期	:	十二月三十一日
註冊地址	:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
總辦事處及主要營業地點	:	中華人民共和國澳門特別行政區〔「澳門」〕 氹仔永福街七十四號愛達利大廈
香港主要營業地點	:	中華人民共和國香港特別行政區〔「香港」〕 北角屈臣道二至八號 海景大廈 B 座七樓七一三 B 室
網址(如適用)	:	http://www.vodatelsys.com
股份過戶登記處 (香港)	:	雅柏勤證券登記有限公司
核數師	:	羅兵咸永道會計師事務所

B. 業務

本公司及其附屬公司（統稱「本集團」）的總部設於澳門，於創業板上市，目標是爲客戶提供優質通訊基建解決方案，讓客戶可隨時隨地管理業務和獲取資訊。本集團的主要業務爲提供網絡及系統基建和操作支援系統。

本集團在網絡及系統基建方面提供多種綜合性服務，包括網絡系統規劃、設計、提供設備和軟件、安裝及維護以及技術支援，對象爲中華人民共和國（「中國」）的公眾電訊服務運營商如中國電信、中國網通、中國聯通及中國移動，及經選定垂直市場的企業客戶如有線電視運營商、電力局、政府機構及大學。在澳門，本集團亦是博彩及酒店運營商的結構佈線、監察、無線電話、數據網路及進出管制解決方案的主要提供者。

本集團亦向中國的公眾電訊服務運營商提供自行開發的操作支援系統，使不同提供者能快捷有效地管理網絡表現及交通。

C. 普通股

已發行普通股數目	:	613,819,000
已發行普通股面值	:	每股 0.10 港元
每手買賣單位(股份數目)	:	2,000
其他證券交易所(該普通股份亦於其上市)的名稱	:	不適用

D. 權證

證券代號	:	不適用
每手買賣單位	:	不適用
屆滿日	:	不適用
行使價	:	不適用
換股比率(倘權證以換股權的幣值計算則不適用)	:	不適用
尚未行使的權證數目	:	不適用
因尚未行使的權證獲行使而須予發行的股份數目	:	不適用

E. 其他證券

任何已發行的其他證券的詳情。
(不包括上文 C 所述的普通股及上文 D 所述的權證但包括授予行政人員及／或僱員的期權)。

<u>購股權計劃</u>

於二○○二年十一月五日舉行之股東特別大會上，通過以下決議案：〔甲〕終止該公司於二○○○年二月十日所採納之購股權計劃〔「舊購股權計劃」〕及採納新計畫〔「新購股權計劃_〕；及〔乙〕獲得現有購股權持有人的同意後取銷根據舊購股權計劃所授出但未行使之購股權。

責任聲明

公司於本聲明日期的在任董事謹表示共同及個別對資料報表所載資料（「該等資料」）的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，該等資料在所有重大方面乃屬真確、完整、及並無誤導，亦概無遺漏其他事實，致使該等資料有失實或誤導成份。

董事亦共同及個別承擔全部責任，於之前刊發的表格內所載的任何詳情不再準確後於合理而切實可行的情況下盡快提交經修訂的資料報表。

董事確認聯交所對該等資料概無任何責任，並承諾彌償聯交所因為或由於該等資料而承擔的一切責任或蒙受的一切損失。

簽署：

José Manuel dos Santos	嚴康
關鍵文	羅嘉雯
崔世昌	盧景昭
馮祈裕	

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD

— Due to many projects still under installation and implementation, turnover for the Three-Month Period amounted to HK$72,283,000

— Despite operating loss of HK$6,021,000, attributable to reversal of tax overprovided and gain from the disposal of certain assets and subsidiaries of TCM, the Group reported net profit of HK$39,324,000

— Equity base of the Group improved considerably from HK$39,520,000 to HK$86,605,000

— Orders on hand of over HK$77,000,000 as at 31st March, 2007

— Successfully disposed certain assets of the subsidiary in the Netherlands and the subsidiaries in Finland and Spain

— Timor Telecom S.A. passed a resolution to pay out dividends of approximately HK$2,700,000 to the Group

— The Board does not recommend payment of a dividend for the Three-Month Period

FIRST QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period as follows:

	Note	**Three-Month Period (Unaudited) HK$'000**	Three months ended 31st March, 2006 (Unaudited) HK$'000 (restated)
Continuing operations			
Revenue		**72,283**	120,919
Cost of sales		**(61,839)**	(104,368)
Gross profit		**10,444**	16,551
Selling, marketing costs and administrative expenses		**(17,424)**	(15,838)
Other gains - net		**959**	473
Operating (loss)/profit		**(6,021)**	1,186
Finance income		**472**	644
Finance costs		**(6)**	(147)
Finance income-net		**466**	497
Share of gains of associates		**44**	51
(Loss)/profit before income tax		**(5,511)**	1,734
Income tax credit	1	**14,616**	13,401
Profit for the period from continuing operations		**9,105**	15,135
Discontinued operations			
Profit/(loss) for the period from discontinued operations	2	**30,219**	(6,335)
Profit for the period		**39,324**	8,800

	Note	**Three-Month Period (Unaudited) HK$'000**	Three months ended 31st March, 2006 (Unaudited) HK$'000 (restated)
Attributable to:			
Equity holders of the Company		**39,421**	10,813
Minority interest		**(97)**	(2,013)
		39,324	8,800
Earnings per Share for profit from continuing operations attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**1.50**	2.79
— diluted	3	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) from discontinued operations attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**4.92**	(1.03)
— diluted	3	**Not applicable**	Not applicable
Earnings per Share for profit attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**6.42**	1.76
— diluted	3	**Not applicable**	Not applicable
Dividends		**—**	—

Notes:

1. **Income tax credit**

Hong Kong profits tax was provided at the rate of 17.5% (three months ended 31st March, 2006: 17.5%) on the estimated assessable profit for the Three-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Three-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **Discontinued operations**

During the Three-Month Period, the Group disposed its interests in Voxtel Finland Oy (incorporated in Finland with limited liability and an indirectly owned subsidiary of the Company before disposal) and Servicios Telefónicos de Audiotex, Sociedad Anónima (incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company before disposal), and certain assets in TeleConcept Multimedia B.V. (incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company).

3. **Earnings/(loss) per Share**

(a) **Basic**

Basic earnings/(loss) per Share was calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of Shares in issue during the Three-Month Period.

	Three-Month Period	Three months ended 31st March, 2006
Continuing operations		
Profit attributable to equity holders of the Company (HK$'000)	**9,202**	17,148
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**1.50**	2.79
Discontinued operations		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**30,219**	(6,335)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**4.92**	(1.03)
Total		
Profit attributable to equity holders of the Company (HK$'000)	**39,421**	10,813
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**6.42**	1.76

(b) Diluted

No diluted earnings per Share for the Three-Month Period was presented as there were no options, warrants or other convertible instruments in issue as at 31st March, 2007. No diluted earnings/(loss) per Share for the three months ended 31st March, 2006 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

4. Reserves

	Capital redemption reserve HK$'000	Available-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022	(65,348)
Revaluation	–	(3,310)	–	–	–	(3,310)	–
Currency translation differences	–	–	–	113	–	113	–
Profit for the three months ended 31st March, 2006	–	–	–	–	–	–	10,813
Balance as at 31st March, 2006	702	(10,836)	35,549	361	49	25,825	(54,535)
Balance as at 1st January, 2007	702	(11,536)	35,549	(416)	49	24,348	(149,447)
Revaluation	–	8,417	–	–	–	8,417	–
Currency translation differences	–	–	–	(652)	–	(652)	–
Profit for the Three-Month Period	–	–	–	–	–	–	39,421
Balance as at 31st March, 2007	702	(3,119)	35,549	(1,068)	49	32,113	(110,026)

REVIEW OF BUSINESS ACTIVITIES

During the Three-Month Period, business activities in Macao remained strong and robust, allowing the Group to capture new contracts and with orders on hand of over HK$45,000,000 as at 31st March, 2007. As a solution provider of systems in the areas of structured cabling, surveillance, trunking radio, networking and access control, today, the Group not only is one of the major solution providers of the Government of Macao, but also provides selected solutions to five of the six gaming operators in Macao.

In the PRC, focus remained in the provision and support of infrastructural needs for customers with projects completed during the Three-Month Period included the contracts from telecommunications service providers in Liaoning and Shanghai and customers in selected vertical markets, for example insurance industry, in Fujian. During the Three-Month Period, in addition to securing over HK$25,000,000 of orders from telecommunications service providers in the provinces of Guangdong, Guizhou and Hebei, the Group has also successfully secured over HK$7,000,000 of services contracts from telecommunications bureaus in the provinces of Guangdong, Jiangxi, Jilin and Hunan, municipality of Chongqing and autonomous region of Guangxi.

With respect to TSTSH, during the Three-Month Period, TSTSH concentrated on the final acceptance test with respect to the installation of the customer network management system for Guangdong China Telecom and the integrated fault management system for Xinjiang China Telecom. In marketing, TSTSH was in active negotiations with different telecommunications service providers in the provinces of Jiangsu and Guangdong to sell and install the upgraded version of the customer network management system and new modules of the operation support system, including the web-based maintenance centre module and the government agency and enterprise customer service management module, worth over HK$2,600,000.

In the international front, in line with the business decision to exit invested assets that offered limited long-term growth potential, during the Three-Month Period, the Group successfully sold the subsidiaries in Finland and Spain and certain assets of the subsidiary in the Netherlands for a total consideration of €440,000 (approximately HK$4,586,000) and a loan waiver. With the disposal of all these assets/subsidiaries, TCM is in the process of working out resolutions with creditors in the subsidiaries in the Netherlands and Germany to settle all outstanding liabilities, which in the event of failure to work out settlement with the creditors, insolvency proceedings and/or liquidation of the subsidiaries in the Netherlands and Germany may effect.

With respect to our 16% equity participation in Timor Telecom S.A. at the board meeting held at the end of March, 2007, a resolution to pay out dividends to the shareholders has been passed. Total dividend of approximately HK$2,700,000 was received by the Group during early April, 2007.

REVIEW OF OPERATING RESULTS

In view of the nature of the revenue base of the Group deriving from projects, as a result of many projects still under installation and implementation, turnover for the Three-Month Period amounted to a mere HK$72,283,000, representing a decrease of 40.22% over the same period last year. Despite improvement of gross profit margin from 13.69% to 14.44%, ascribed to a lower turnover for the Three-Month Period and increase in salary expenses in Macao due to tight human resources, an operating loss of HK$6,021,000 was recognised. Nevertheless, with the reversal of income tax provision overprovided in earlier years and the gain from the disposal of certain assets and subsidiaries of TCM, the Group reported net profit of HK$9,105,000 for its continuing operations and HK$39,324,000 for the Group respectively.

The Group has limited external borrowings, as evidenced by low finance costs of HK$6,000 for the Three-Month Period. Subsequent to the reversal of tax overprovided and the disposal of certain assets and subsidiaries of TCM, equity base of the Group improved considerably from HK$39,520,000 to HK$86,605,000.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

As at 31st March, 2007, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/founder of a discretionary trust (Note 1)	293,388,000	47.80%
Yim Hong	Personal (Note 2)	7,357,500	1.20%
Kuan Kin Man	Personal (Note 3)	12,262,500	2.00%
Monica Maria Nunes	Personal (Note 4)	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note 5)	210,000	0.03%

Notes:

1. As at 31st March, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos were the discretionay objects and which assets included a controlling stake of 47.80% of the issued share capital of the Company.

2. The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

3. The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

4. The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

5. The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 31st March, 2007, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note 1)	293,388,000	47.80%
LRL	Corporate interest (Note 1)	293,388,000	47.80%
Lei Hon Kin (Note 2)	Family interest	293,388,000	47.80%

Notes:

1. As at 31st March, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

2. Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

As at 31st March, 2007, none of the Directors, senior management, any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Group and who is (or are) able, as a practical matter, to direct or influence the management of the Company or Substantial Shareholders or any of their respective Associates have any interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company did not redeem any of the Shares during the Three-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Three-Month Period.

DEFINITIONS

"Associate"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited

"Directors"	the directors of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"Germany"	The Federal Republic of Germany
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Spain"	The Kingdom of Spain

"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Three-Month Period"	the three months ended 31st March, 2007
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subidiary of the Company
"€"	Euro, the lawful currency of the European Union

By order of the Board
José Manuel dos Santos
Chairman

Macao, 14th May, 2007

Executive Directors	**Independent Non-Executive Directors**
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purpose of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

三個月期間業務及財務摘要

— 由於多項工程仍屆安裝及實施階段，故三個月期間的營業額達72,283,000港元

— 儘管錄得經營虧損6,021,000港元，乃由於撥回稅項超額撥備以及出售歐洲公司的若干資產及附屬公司所致，本集團錄得純利39,324,000港元

— 本集團的股本基礎由39,520,000港元大幅改善至86,605,000港元

— 於二〇〇七年三月三十一日的手頭訂單超過77,000,000港元

— 成功出售荷蘭附屬公司的若干資產，以及芬蘭及西班牙附屬公司

— Timor Telecom S.A.通過一項決議案向本集團派付約2,700,000港元的股息

— 董事會不建議就三個月期間派付股息

第一季業績

董事會欣然提呈本集團三個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至 二〇〇六年 三月三十一日 止三個月 (未經審核) 千港元 (經重列)
持續經營業務			
收益		**72,283**	120,919
銷售成本		**(61,839)**	(104,368)
毛利		**10,444**	16,551
銷售、市場推廣及行政費用		**(17,424)**	(15,838)
其他收益－淨額		**959**	473
經營(虧損)／溢利		**(6,021)**	1,186
融資收入		**472**	644
融資成本		**(6)**	(147)
融資收入－淨額		**466**	497
應佔聯營公司盈利		**44**	51
除所得稅前(虧損)／溢利		**(5,511)**	1,734
所得稅減免	一	**14,616**	13,401
持續經營業務期間溢利		**9,105**	15,135
終止經營業務			
終止經營業務期間溢利／(虧損)	二	**30,219**	(6,335)
期間溢利		**39,324**	8,800

	附註	三個月期間 (未經審核) 千港元	截至 二OO六年 三月三十一日 止三個月 (未經審核) 千港元 (經重列)
應佔：			
本公司權益持有人		**39,421**	10,813
少數股東權益		**(97)**	(2,013)
		39,324	8,800
三個月期間內本公司權益持有人應佔持續經營業務溢利的每股盈利(以港仙為單位)			
一基本	三	**1.50**	2.79
一攤薄	三	不適用	不適用
三個月期間內本公司權益持有人應佔終止經營業務溢利／(虧損)的每股盈利／(虧損)(以港仙為單位)			
一基本	三	**4.92**	(1.03)
一攤薄	三	不適用	不適用
三個月期間內本公司權益持有人應佔每股盈利(以港仙為單位)			
一基本	三	**6.42**	1.76
一攤薄	三	不適用	不適用
股息		**—**	—

附註：

一、 所得稅減免

香港利得稅按照三個月期間估計應課稅溢利以稅率17.5%（截至二〇〇六年三月三十一日止三個月：17.5%）提撥準備。海外溢利之稅款按照三個月期間估計應課稅溢利依本集團經營業務地區之現行稅率計算。

二、 已終止業務

於三個月期間，本集團出售其於Voxtel Finand Oy（於芬蘭註冊成立的有限公司並於出售前為本公司的間接全資附屬公司）以及Servicios Telefónicos de Audiotex, Sociedad Anónima（於西班牙註冊成立的有限公司並於出售前為本公司的間接全資附屬公司）的權益，以及於TeleConcept Multimedia B.V.（於荷蘭註冊成立的有限公司並為本公司的間接全資附屬公司）的若干資產。

三、 每股盈利／（虧損）

（甲） 基本

每股基本盈利／（虧損）根據本公司權益持有人應佔溢利／（虧損），除以三個月期間內已發行股份的加權平均數計算。

	三個月期間	截至二〇〇六年三月三十一日止三個月
持續經營業務		
本公司權益持有人應佔溢利（千港元）	**9,202**	17,148
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利（港仙）	**1.50**	2.79
終止經營業務		
本公司權益持有人應佔溢利／（虧損）（千港元）	**30,219**	(6,335)
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利／（虧損）（港仙）	**4.92**	(1.03)
總計		
本公司權益持有人應佔溢利（千港元）	**39,421**	10,813
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利（港仙）	**6.42**	1.76

(乙) 攤薄

由於在二〇〇七年三月三十一日，本公司並無已發行的購股權、認股權證或其他可換股工具，故並無呈列三個月期間每股攤薄盈利。由於行使本公司未行使之購股權將有反攤薄作用，故並無呈列截至二〇〇六年三月三十一日止三個月的每股攤薄盈利／(虧損)。

四、 儲備

	資本贖回儲備 千港元	可供出售財務資產儲備 千港元	合併儲備 千港元	換算儲備 千港元	法定儲備 千港元	合計 千港元	累計虧損 千港元
於二〇〇六年一月一日的結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
重估	–	(3,310)	–	–	–	(3,310)	–
外幣換算差額	–	–	–	113	–	113	–
截至二〇〇六年三月三十一日止三個月期間溢利	–	–	–	–	–	–	10,813
於二〇〇六年三月三十一日的結餘	702	(10,836)	35,549	361	49	25,825	(54,535)
於二〇〇七年一月一日的結餘	702	(11,536)	35,549	(416)	49	24,348	(149,447)
重估	–	8,417	–	–	–	8,417	–
外幣換算差額	–	–	–	(652)	–	(652)	–
三個月期間股東應佔溢利	–	–	–	–	–	–	39,421
於二〇〇七年三月三十一日的結餘	702	(3,119)	35,549	(1,068)	49	32,113	(110,026)

業務回顧

於三個月期間，澳門的業務仍然表現強勁，讓本集團可獲取新合約，於二〇〇七年三月三十一日手頭訂單超過45,000,000港元。作為結構佈線、監察、無線電話、數據網絡及進出管控範疇系統的解決方案供應商，本集團不僅為澳門政府的其中一家主要解決方案供應商，亦為澳門六家博彩運營商中之五家提供經選取的解決方案。

在中國，業務仍集中於提供及支援客戶的基建需要，於三個月期間內完成的項目計有遼寧及上海電訊服務運營商以及縱向市場(如福建的保險業)客戶的合約。於三個月期間內，除自廣東、貴州及河北省份電訊服務運營商取得超過25,000,000港元的訂單外，本集團亦成功向廣東、江西、吉林、湖南、重慶市及廣西壯族自治區的電訊局取得超過7,000,000港元的服務合約。

就泰思通而言，於三個月期間內，泰思通專注於為廣東中國電信安裝客戶網絡管理系統以及為新疆中國電信的綜合故障管理系統作出最後的驗收測試。就市場推廣方面，泰思通積極與江蘇及廣東省的不同電訊服務運營商進行磋商，以出售及安裝大客戶網管系統的升級版本以及操作支援系統的新模塊，包括網上維護中心系統以及價值超過2,600,000港元的政企客戶柔性服務系統。

在國際業務方面，為配合退出提供有限長遠增長潛力的被投資資產的商業決定，於三個月期間內，本集團成功出售於芬蘭及西班牙的附屬公司以及於荷蘭的若干資產，總代價為440,000歐元(約4,586,000港元)以及豁免貸款。隨著出售全部該等資產／附屬公司，歐洲公司正與荷蘭及德國附屬公司的債權人作出決議，以清償所有未償負債，倘若無法與債權人作出解決方案，進行無力償債法律程序及／或荷蘭及德國的附屬公司清盤或會生效。

就本公司參與Timor Telecom S.A.的16%的股本而言，於二〇〇七年三月底舉行的董事會會議上，一項向股東派付股息的決議案已獲通過。本集團於二〇〇七年四月初已收取總股息約2,700,000港元。

經營業績回顧

基於本集團自項目所衍生的收益基礎的性質，由於多個項目仍屆安裝及實施階段，三個月期間的營業額僅達72,283,000港元，較去年同期減少40.22%。雖然毛利率由13.69%增至14.44%，但是由於三個月期間較低的營業額以及因緊縮的人力資源導致澳門的薪金開支增加，仍然錄得6,021,000港元的虧損。然而，隨著撥回於過往年度作出的税項超額撥備，以及自出售歐洲公司若干資產及附屬公司的收益，本集團就其持續經營業務及為本身分別錄得9,105,000港元及39,324,000港元的純利。

本集團具備有限度的外部借款，其三個月期間的低融資成本6,000港元可作證明。於撥回税項超額撥備及歐洲公司若干資產及附屬公司後，本集團的股本基礎由39,520,000港元大幅改善至86,605,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇七年三月三十一日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉；或根據《創業板上市規則》第5.46至5.67條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人(附註一)	293,388,000	47.80%
嚴康	個人(附註二)	7,357,500	1.20%
關鍵文	個人(附註三)	12,262,500	2.00%
羅嘉雯	個人(附註四)	2,452,500	0.40%
馮祈裕	個人(附註五)	210,000	0.03%

附註：

一、於二〇〇七年三月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

二、嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

三、關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

四、羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

五、馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇七年三月三十一日下列佔本公司已發行股本中5%或以上的主要股東權益。該等權益為上文所披露董事及行政總裁所擁有者以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益(附註一)	293,388,000	47.80%
LRL	公司權益(附註一)	293,388,000	47.80%
李漢健(附註二)	家族權益	293,388,000	47.80%

附註：

一、於二〇〇七年三月三十一日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

二、李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

競爭業務

於二〇〇七年三月三十一日，董事、高級管理層或任何有權在本集團股東大會上行使或控制行使5%或以上投票權；及實際上有能力指示或影響本公司管理層或主要股東或其任何各自的聯繫人的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

證券買賣或贖回

本公司於三個月期間並無贖回任何股份，而本公司或其附屬公司於三個月期間亦無購買或出售任何股份。

釋義

「聯繫人」	指	具有創業板上市規則賦予的含義
「相聯法團」	指	一、身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五份之一的法團；惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)

「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「德國」	指	德意志聯邦共和國
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份

「西班牙」	指	西班牙王國
「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二〇〇七年三月三十一日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「歐元」	指	歐洲聯盟法定貨幣歐元

承董事會命
主席
José Manuel dos Santos

澳門，二〇〇七年五月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登(最少自刊發日期起計七日)及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

INTERIM REPORT

2007

* *for identification purpose only*

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This report, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND SIX-MONTH PERIOD

HIGHLIGHTS

- Revenue for the Three-Month Period and Six-Month Period amounted to HK$76,091,000 and HK$148,374,000 respectively
- With revenue for the Three-Month Period comprising of higher margin service income, gross profit margin improved to 19.5%
- Profit before tax of HK$1,495,000 reported for the Three-Month Period
- Business in Macao remained vibrant with orders on hand exceeding HK$70,000,000 as at 30th June, 2007
- Successfully secured a contract to install the resources management application at a major distributor of water products in Zhuhai
- The Group received approximately HK$2,735,000 of dividend income from Timor Telecom S.A.
- The Board does not recommend payment of a dividend for the Six-Month Period

INTERIM RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period as follows:

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	Note	As at 30th June, 2007 (Unaudited) HK$'000	As at 31st December, 2006 (Audited) HK$'000
ASSETS			
Non-current assets			
Freehold land		**2,020**	2,020
Property, plant and equipment		**1,807**	3,056
Investments in associates		**533**	445
Available-for-sale financial assets		**28,648**	15,502
		33,008	21,023
Current assets			
Inventories		**41,638**	16,145
Income tax prepaid		**—**	936
Trade and bills receivables	5	**102,453**	171,961
Other receivables, deposits and prepayments		**37,595**	26,228
Loaned asset		**38,748**	38,748
Pledged time deposit		**2,376**	—
Cash and cash equivalents		**71,955**	107,928
		294,765	361,946
Non-current assets held for sale		**2,147**	22,856
		296,912	384,802

	Note	As at 30th June, 2007 (Unaudited) HK$'000	As at 31st December, 2006 (Audited) HK$'000
Current liabilities			
Trade and bills payables	6	**90,442**	165,151
Other payables and accruals		**67,068**	56,194
Current income tax liabilities		**31,529**	45,043
Borrowings		**35,049**	35,527
		224,088	301,915
Liabilities directly associated with non-current assets classified as held for sale		**10,688**	64,390
		234,776	366,305
Net current assets		**62,136**	18,497
Total assets less current liabilities		**95,144**	39,520
Financed by:			
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Share capital		**61,382**	159,058
Other reserves	7	**134,888**	24,348
Accumulated losses		**(106,856)**	(149,442)
		89,414	33,964
Minority interest		**5,730**	5,556
Total equity		**95,144**	39,520

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

	Note	Three-Month Period (Unaudited) HK$'000	Three months ended 30th June, 2006 (Unaudited) HK$'000 (restated)	Six-Month Period (Unaudited) HK$'000	Six months ended 30th June, 2006 (Unaudited) HK$'000 (restated)
Continuing operations					
Revenue	3	76,091	100,964	148,374	221,883
Cost of sales		(61,230)	(84,336)	(123,069)	(188,704)
Gross profit		14,861	16,628	25,305	33,179
Selling, marketing costs and administrative expenses		(16,733)	(16,908)	(34,157)	(32,746)
Other gains - net		2,748	1,070	3,707	1,543
Operating profit/(loss)		876	790	(5,145)	1,976
Finance income		575	557	1,047	1,201
Finance costs		–	(124)	(6)	(271)
Finance income-net		575	433	1,041	930
Share of gains of an associate		44	–	88	51
Profit/(loss) before income tax		1,495	1,223	(4,016)	2,957
Income tax (expense)/credit	8	(1,327)	(188)	13,289	13,213
Profit for the period from continuing operations		168	1,035	9,273	16,170
Discontinued operations	9				
Profit/(loss) for the period from discontinued operations		3,268	(26,493)	33,487	(32,828)
Profit/(loss) for the period		3,436	(25,458)	42,760	(16,658)
Attributable to:					
Equity holders of the Company		3,165	(28,651)	42,586	(17,838)
Minority interest		271	3,193	174	1,180
		3,436	(25,458)	42,760	(16,658)

	Note	Three-Month Period (Unaudited) HK$'000	Three months ended 30th June, 2006 (Unaudited) HK$'000 (restated)	Six-Month Period (Unaudited) HK$'000	Six months ended 30th June, 2006 (Unaudited) HK$'000 (restated)
(Loss)/earnings per Share for (loss)/profit from continuing operations attributable to the equity holders of the Company during the period (expressed in HK cents)					
— basic	10(a)	**(0.01)**	(0.35)	**1.48**	2.44
— diluted	10(b)	**Not applicable**	Not applicable	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) from discontinued operations attributable to the equity holders of the Company during the period (expressed in HK cents)					
— basic	10(a)	**0.53**	(4.32)	**5.46**	(5.35)
— diluted	10(b)	**Not applicable**	Not applicable	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) attributable to the equity holders of the Company during the period (expressed in HK cents)					
— basic	10(a)	**0.52**	(4.67)	**6.94**	(2.91)
— diluted	10(b)	**Not applicable**	Not applicable	**Not applicable**	Not applicable
Dividends	11	**—**	—	**—**	—

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital HK$'000	Other reserves HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance as at 1st January, 2006	159,058	29,022	(65,348)	122,732	9,032	131,764
Fair value loss for available-for-sale financial assets	–	(7,567)	–	(7,567)	–	(7,567)
Currency translation differences	–	16	–	16	–	16
Net expense recognised directly in equity	–	(7,551)	–	(7,551)	–	(7,551)
(Loss)/profit for six months ended 30th June, 2006	–	–	(17,838)	(17,838)	1,180	(16,658)
Minority interest - discontinued operations	–	–	–	–	(2,800)	(2,800)
Total recognised income and expense for the six months ended 30th June, 2006	–	(7,551)	(17,838)	(25,389)	(1,620)	(27,009)
Balance as at 30th June, 2006	159,058	21,471	(83,186)	97,343	7,412	104,755
Balance as at 1st January, 2007	159,058	24,348	(149,442)	33,964	5,556	39,520
Fair value gains for available-for-sale financial assets	–	13,147	–	13,147	–	13,147
Currency translation differences	–	(283)	–	(283)	–	(283)
Reduction of share premium credited to contributed surplus	(97,676)	97,676	–	–	–	–
Net (expense)/income recognised directly in equity	(97,676)	110,540	–	12,864	–	12,864
Profit for the Six-Month Period	–	–	42,586	42,586	174	42,760
Total recognised income and expense for the Six-Month Period	(97,676)	110,540	42,586	55,450	174	55,624
Balance as at 30th June, 2007	61,382	134,888	(106,856)	89,414	5,730	95,144

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

	Six-Month Period (Unaudited) HK$'000	For the six months ended 30th June, 2006 (Unaudited) HK$'000
Net cash (used in)/generated from operating activities	**(40,644)**	20,844
Net cash generated from investing activities	**7,394**	10,022
Net cash used in financing activities	**(2,854)**	(27,736)
Net (decrease)/increase in cash and bank overdrafts	**(36,104)**	3,130
Cash and bank overdrafts at beginning of the Six-Month Period/previous period	**108,059**	103,054
Cash and bank overdrafts at end of the Six-Month Period/previous period	**71,955**	106,184

The notes on pages 7 to 17 are an integral part of this condensed interim financial information.

The unaudited consolidated results of the Group for the Three-Month Period and Six-Month Period were reviewed by the audit committee of the Company.

Notes:

1. Basis of preparation

This condensed consolidated interim financial information for the Six-Month Period were prepared in accordance with HKAS 34, Interim Financial Reporting. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31st December, 2006.

2. **Accounting policies**

The accounting policies adopted were consistent with those of the annual financial statements for the year ended 31st December, 2006.

As described in the annual financial statements for the year ended 31st December, 2006, the following new standards, amendments to standards and interpretations were mandatory for financial year ended 31st December, 2007.

- **HKFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures,** introduced new disclosures relating to financial instruments. The Group applied HKFRS 7 and the amendment to HKAS 1, but the adoption had no impact on the condensed consolidated interim financial information of the Group;

- **HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies.** HK(IFRIC)-Int 7 provided guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identified the existence of hyperinflation in the economy of its Functional Currency, when the economy was not hyperinflationary in the prior period. As none of the entities in the Group had a currency of a hyperinflationary economy as its Functional Currency, HK(IFRIC)-Int 7 was not relevant to the operations of the Group;

- **HK(IFRIC)-Int 8, Scope of HKFRS 2.** HK(IFRIC)-Int 8 required consideration of transactions involving the issue of equity instruments - where the identifiable consideration received was less than the fair value of the equity instruments issued - to establish whether or not they fell within the scope of HKFRS 2. The Group applied HK(IFRIC)-Int 8 but the adoption had no impact on the condensed consolidated interim financial information of the Group;

- **HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives.** HK(IFRIC)-Int 9 required an entity to assess whether an embedded derivative was required to be separated from the host contract and accounted for as a derivative when the entity first became a party to the contract. Subsequent reassessment was prohibited unless there was a change in the terms of the contract that significantly modified the cash flows that otherwise was required under the contract, in which case reassessment if required. As none of the entities in the Group changed the terms of their contracts, HK(IFRIC)-Int 9 was not relevant to the operations of the Group; and

- **HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment.** HK(IFRIC)-Int 10 prohibited the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group applied HK(IFRIC)-Int 10, but the adoption had no impact on the condensed consolidated interim financial information of the Group.

3. **Segment information**

Primary reporting format - business segments

As at 30th June, 2007, the Group was organised into two main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and

— Sale of mobile phones.

The segment results for the Six-Month Period were as follows:

	Continuing operations				Discontinued operations
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000
Revenue	120,290	28,084	—	148,374	12,868
Operating profit/(loss)	1,931	(607)	(6,469)	(5,145)	5,783
Gain on disposal of subsidiaries	—	—	—	—	27,704
Finance income				1,047	—
Finance costs				(6)	—
Finance income-net				1,041	—
Share of gains of an associate				88	—
(Loss)/profit before income tax				(4,016)	33,487
Income tax credit				13,289	—
Profit for the period				9,273	33,487

The segment results for the six months ended 30th June, 2006 were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Unallocated HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Revenue	193,146	28,737	—	221,883	25,381	41,365	66,746
Operating profit/(loss)	9,345	(705)	(6,666)	1,974	(3,484)	(6,177)	(9,661)
Impairment of goodwill	—	—	—	—	—	(30,346)	(30,346)
Gain on disposal of subsidiaries	—	—	—	—	8,137	—	8,137
Finance income				1,201			30
Finance costs				(269)			(969)
Finance income/ (costs) -net				932			(939)
Share of gains of associates				51			—
Profit/(loss) before income tax				2,957			(32,809)
Income tax credit / (expense)				13,213			(19)
Profit/(loss) for the period				16,170			(32,828)

Other segment items included in the income statements were as follows:

	Continuing operations			Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Sale of mobile phones HK$'000	Total HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Total HK$'000
Six-Month Period						
Depreciation	1,376	42	1,418	—	157	157
Amortisation	—	—	—	—	91	91
Six months ended 30th June, 2006						
Depreciation	1,864	115	1,979	308	467	775
Amortisation	—	—	—	—	327	327

Inter-segment transfers or transactions were entered into in the normal course of business at terms determined and agreed by both parties.

Segment assets consisted primarily of freehold land, property, plant and equipment, intangible assets, inventories, receivables, cash and cash equivalents. Unallocated assets comprised available-for-sale financial assets, loaned asset, loans and receivable.

Segment liabilities comprised operating liabilities. Unallocated liabilities comprised borrowings.

Capital expenditure comprised additions to property, plant and equipment and intangible assets.

The segment assets and liabilities as at 30th June, 2007 and capital expenditure for the Six-Month Period were as follows:

	Continuing operations				Discontinued operations
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Sale of mobile phones	Unallocated	Total	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets	254,843	5,001	67,396	327,240	2,147
Associates	533	—	—	533	—
Total assets	255,376	5,001	67,396	327,773	2,147
Liabilities	198,577	1,150	35,049	234,776	10,688
Capital expenditure	19	2	—	21	—

The segment assets and liabilities as at 31st December, 2006 and capital expenditure for the six months ended 30th June, 2006 were as follows:

	Continuing operations				Discontinued operations		
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	Sale of mobile phones	Unallocated	Total	Provision of digital image processing management solutions	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets	362,577	4,426	15,521	382,524	–	22,856	22,856
Associates	445	–	–	445	–	–	–
Total assets	363,022	4,426	15,521	382,969	–	22,856	22,856
Liabilities	297,084	1,158	3,673	301,915	–	64,390	64,390
Capital expenditure	357	–	–	357	57	–	57

4. **Depreciation and cost of goods sold**

During the Six-Month Period, depreciation of HK$1,418,000 (six months ended 30th June, 2006: HK$1,979,000) was charged in respect of the property, plant and equipment of the Group. The cost of goods sold for the Six-Month Period was HK$108,050,000 (six months ended 30th June, 2006: HK$192,195,000).

5. **Trade and bills receivables**

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. As at 30th June, 2007, the ageing analysis of the trade and bills receivables was as follows:

	As at 30th June, 2007 HK$'000	As at 31st December, 2006 HK$'000
Within three months	**43,531**	110,657
>Three months but ≤ six months	**13,060**	20,225
>Six months but ≤ twelve months	**26,634**	18,571
Over twelve months	**92,224**	100,274
	175,449	249,727

6. **Trade and bills payables**

As at 30th June, 2007, the ageing analysis of the trade and bills payables (including amounts due to related parties of trading in nature) was as follows:

	As at 30th June, 2007 HK$'000	As at 31st December, 2006 HK$'000
Within three months	**42,559**	100,766
> Three months but ≤ six months	**14,885**	1,899
> Six months but ≤ twelve months	**2,422**	20,292
Over twelve months	**30,576**	42,194
	90,442	165,151

7. **Other reserves**

	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Available-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000
Balance as at 1st January, 2006	–	702	(7,526)	35,549	248	49	29,022
Revaluation	–	–	(7,567)	–	–	–	(7,567)
Currency translation differences	–	–	–	–	16	–	16
Balance as at 30th June, 2006	–	702	(15,093)	35,549	264	49	21,471
Balance as at 1st January, 2007	–	702	(11,536)	35,549	(416)	49	24,348
Revaluation	–	–	13,147	–	–	–	13,147
Currency translation differences	–	–	–	–	(283)	–	(283)
Reduction of share premium credited to contributed surplus	97,676	–	–	–	–	–	97,676
Balance as at 30th June, 2007	97,676	702	1,611	35,549	(699)	49	134,888

8. **Income tax (expense)/credit**

Hong Kong profits tax was provided at the rate of 17.5% (six months ended 30th June, 2006: 17.5%) on the estimated assessable profit for the Six-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Six-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

9. **Discontinued operations**

On 13th June, 2006, the Group disposed of its interests in AGTech Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on GEM, formerly known as MegaInfo Holdings Limited), which was previously presented as a separate segment for provision of digital imaging processing management solutions.

In addition, the Group determined to dispose of TCM, which was previously presented as a separate segment for provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS on 24th November, 2006. During the Six-Month Period, the Group disposed of its interests in VFO and STASA and certain assets in TMBV. The assets and liabilities related to TCM as at 30th June, 2007 were presented as held for sale. It was expected that the liquidation of TCM will be completed in 2007.

10. Earnings/(loss) per Share

(a) Basic

Basic earnings/(loss) per Share was calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of Shares in issue during the Six-Month Period.

	Six-Month Period	Six months ended 30th June, 2006
Continuing operations		
Profit attributable to equity holders of the Company (HK$'000)	**9,099**	14,990
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**1.48**	2.44
Discontinued operations		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**33,487**	(32,828)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**5.46**	(5.35)
Total		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**42,586**	(17,838)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**6.94**	(2.91)

(b) **Diluted**

No diluted earnings per Share for the Six-Month Period was presented as there were no options, warrants or other convertible instruments in issue as at 30th June 2007. No diluted loss per Share for the six months ended 30th June, 2006 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

11. Dividends

No dividend was paid during the Six-Month Period (six months ended 30th June, 2006: Nil).

The Directors did not recommend the payment of an interim dividend for the Six-Month Period.

12. Related party transactions

During the Six-Month Period, the Group had significant transactions with related parties which were carried out in the normal course of business at terms determined and agreed by both parties, details of which were as follows:

(a) The Group had transactions with a related company owned by a Director, José Manuel dos Santos, as follows:

	Six-Month Period HK$'000	Six months ended 30th June, 2006 HK$'000
Sale of goods	**8**	19
Occupancy costs	**54**	54

(b) During the Six-Month Period, the Group paid occupancy costs of approximately HK$339,000 to a Director, José Manuel dos Santos (six months ended 30th June, 2006: approximately HK$360,000).

(c) Key management compensation amounted to HK$4,290,000 (six months ended 30th June, 2006: HK$4,162,000).

(d) As at 30th June, 2007, other receivables, deposits and prepayments included in the non-current assets held for sale consisted of loans to related parties of approximately HK$2,117,000 (31st December, 2006: HK$2,053,000) which was already fully provided for.

(e) As at 31st December, 2006, short-term borrowings included in the liabilities directly associated with non-current assets held for sale consisted of loan from a related party of approximately HK$1,040,000 and other payables and accruals included the corresponding interest expense payable of approximately HK$147,000.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF BUSINESS ACTIVITIES

Macao Operations

Visa restrictions aimed at curbing visits of mainlanders to Macao have limited impact on the momentum of investment and development of the hospitality and gaming industries in the territory. The economy in Macao remained strong and vibrant, offering vast business opportunities for the Group in the provision of quality solutions and services in the areas of structured cabling, surveillance, networking and trunking radio. As a major local player and chosen by the Government of Macao and different hotel and gaming operators as their system provider, over the past two years, the Group has evolved as a trusted partner in our expertise domain, providing the Group with landmark projects and an excellent track record in handling both large-scale and complex infrastructure projects in Macao. Our position in Macao can also be demonstrated through current penetration into five out of the six gaming operators as provider of different solutions in their hotel and gaming premises.

During the Three-Month Period, in addition to completing the various variation orders for different gaming operators on their core systems, the Group has commenced the installation of a structured cabling system for a major gaming operator and completed a number of projects for the Government of Macao. Moreover, the Group has successfully passed the pre-qualification processes of two major hospitality and gaming sites, which have commenced development. The Group has also been awarded a number of major contracts by the Government of Macao, including the expansion of the automated passenger control system at one of the major borders, a support service contract for the upcoming Asian Indoor Games to be hosted in Macao during October, 2007 and a surveillance system for the police department. Total orders on hand as at 30th June, 2007 reached over HK$70,000,000.

Mainland China Operations

In Mainland China, the Group continued to provide and support infrastructural needs of telecommunications service providers in selected provinces and municipalities, with projects completed for various telecommunications bureaus in the Guangdong Province during the Three-Month Period. The Group has also increased our participation in the higher margin service-provisioning arena, which is low turnover but high margin business. Today, the Group is providing support services to telecommunications bureaus in the provinces of Guangdong, Jiangxi, Jilin and Hunan, municipality in Chongqing and autonomous region in Guangxi.

With respect to the promotion of the resources management application that will allow small and mid-size enterprises to offer value-added services in sales, inventory and production management, the Group has successfully secured a contract from a major distributor of beverage in Zhuhai. Gradually building our reference sites, the Group aims to work in collaboration with different partners to promote our resources management application to major wholesalers in other provinces and municipalities.

With respect to TSTSH, during the Three-Month Period, TSTSH completed the final acceptance test for the fault management and customer management system at Chongqing China Telecom and won a contract to install a customer-based network management system at Jiangxi China Telecom. In addition, TSTSH continued to be in active negotiations with different telecommunications service providers in the provinces of Shaanxi, Gansu, Anhui, Jiangsu and Guangdong to sell and install the customer network management system, the web-based maintenance centre module and the government agency and enterprise customer service management module of the Operation Support System of TSTSH.

International Operations

With the exit of our investments in TCM, subsequent to the sale of VFO and STASA and certain assets of TMBV, TCM commenced negotiations with various creditors of TCM, TMBV and SuperCom GmbH Audiotex Systeme (incorporated in Germany with limited liability and an indirectly owned subsidiary of the Company), with settlement with a number of creditors concluded during the Three-Month Period.

With respect to our 16% equity participation in Timor Telecom S.A., total dividend income of approximately HK$2,735,000 was received by the Group during the Three-Month Period.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

During the Three-Month Period, despite only HK$76,091,000 of revenue registered as many projects still under installation and implementation, due to the composition of revenue comprising the higher margin service income, gross profit reached HK$14,861,000 for the Three-Month Period, translating to gross profit margin of approximately 19.5%, an improvement of 5.1% and 3% over the previous three-month period and corresponding three-month period of last year respectively.

Despite the sale of mobile phones registering operating loss of HK$607,000, higher gross profit and approximately HK$2,735,000 of dividend income received from Timor Telecom S.A., the Group reported operating profit of HK$876,000 for the Three-Month Period, as compared to loss of HK$6,021,000 for the previous three-month period. With limited external borrowings and cash balance yielding HK$575,000 of finance income, profit before income tax amounted to HK$1,495,000.

Taking into account profit of HK$3,268,000 as a result of various debt restructuring arrangements with creditors at TCM, and the reversal of income tax provision overprovided in earlier years and the gain from the disposal of VFO and STASA, and certain assets of TMBV, the Group reported net profit of HK$3,436,000 and HK$42,760,000 for the Three-Month Period and the Six-Month Period respectively.

Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy capital structure with cash on hand amounted to HK$74,331,000 (or HK$113,417,000 should the yield-enhanced US$5,000,000 (approximately HK$39,086,000) financial bond was included). Current ratio improved to 1.3 times.

With net profit of HK$42,760,000 for the Six-Month Period, equity base of the Group improved considerably from HK$39,520,000 as at 31st December, 2006 to HK$95,144,000 as at 30th June, 2007.

Employees' Information

As at 30th June, 2007, the Group had 294 employees, of which 108, 17 and 169 employees were based in Macao, Hong Kong and Mainland China respectively. Employee costs totaled to HK$17,576,000.

The remuneration and bonus policies of the Group were basically determined by the performance of individual employees.

The Company adopted a share option scheme whereby certain employees of the Group may be granted options to acquire the Shares.

The Group also provided various training programmes and technical orientation for the marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of industry and technological changes.

Capital Commitments and Significant Investments

As at 30th June, 2007, the Group did not have any significant capital commitments and significant investments.

Charges on Group Assets

As at 30th June, 2007, time deposit of approximately US$304,000 (approximately HK$2,376,000) was charged to obtain banking facilities. Save as disclosed, the Group did not have other charges on assets of the Group.

Details of Material Acquisitions and Disposal

During the Six-Month Period, the Group disposed its interests of 60% in VFO and STASA for a consideration satisfied by cash of €350,000 (approximately HK$3,704,000), and certain assets in TMBV. Save as disclosed, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investments or Capital Assets

The Directors do not have any future plans for material investments or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, Patacas (the lawful currency of Macao), US$, € and Renminbi (the lawful currency of Mainland China). The Directors consider that the impact of foreign exchange exposure of the Group is minimal, except for €.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th June, 2007, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/ founder of a discretionary trust (Note 1)	293,388,000	47.80%
Yim Hong	Personal (Note 2)	7,357,500	1.20%
Kuan Kin Man	Personal (Note 3)	12,262,500	2.00%
Monica Maria Nunes	Personal (Note 4)	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note 5)	210,000	0.03%

Notes:

1. As at 30th June, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos were discretionary objects and which assets included a controlling stake of 47.8% of the issued share capital of the Company.

2. The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

3. The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

4. The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

5. The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 30th June, 2007, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests are in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note 1)	293,388,000	47.80%
LRL	Corporate interest (Note 1)	293,388,000	47.80%
Lei Hon Kin (Note 2)	Family interest	293,388,000	47.80%

Notes:

1. As at 30th June, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

2. Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

As at 30th June, 2007, none of the Directors, senior management, or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power of general meetings of the Group and who is (or are) able, as a practical matter, to direct or influence the management of the Company or Substantial Shareholders or any of their Associate, have any interest in a business, which competes or may compete with the business of the Group.

CORPORATE GOVERNANCE

The Company complied with the Code Provisions of the Code on Corporate Governance Practices, as set out in Appendix 15 of the GEM Listing Rules throughout the Six-Month Period.

DIRECTORS' SECURITIES TRANSACTIONS

The Company adopted rules 5.48 to 5.67 as the code of conduct regarding Directors' securities transactions.

The Company has made specific enquiry of all Directors that they have complied with the required standard of dealings and its code of conduct regarding Directors' securities transactions.

There is no event of non-compliance with the required standard of dealings.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company did not redeem any of the Shares during the Six-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Six-Month Period.

DEFINITIONS

"Associate"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company

"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland (not applicable to Voxtel Finland Oy)
"Functional Currency"	the currency of primary economic environment in which an entity operates
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) by the Chief Secretary for Administration of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the Internet website operated by the Exchange for the purposes of GEM
"Germany"	The Federal Republic of Germany
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKAS"	Hong Kong Accounting Standard

"HKFRS"	standards and interpretations issued by the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Chapter 50 of the Laws of Hong Kong). They comprise 1. Hong Kong Financial Reporting Standards, 2. HKAS (formerly Statement of Standard Accounting Practice) and 3. Interpretations
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, Hong Kong Accounting Standard, Hong Kong Financial Reporting Standards and the Hong Kong Institute of Certified Public Accountants)
"Int"	Interpretation
"IVR"	interactive voice response
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time

"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Six-Month Period"	the six months ended 30th June, 2007
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, a company incorporated in Spain with limited liability
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"TMBV"	TeleConcept Multimedia B.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Three-Month Period"	the three months ended 30th June, 2007
"TSTSH"	泰思通軟件（上海）有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America

"VFO"	Voxtel Finland Oy, a company incorporated in Finland with limited liability
"€"	Euro, the lawful currency of Finland, Germany, the Netherlands and Spain

By order of the Board
Yim Hong
Director

Macao, 13th August, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

中期報告

二〇〇七

* *僅供識別*

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間及六個月期間業務及財務摘要

摘要

- 三個月期間及六個月期間的收益分別達76,091,000港元及148,374,000港元
- 三個月期間收益由較高邊際利潤的服務收入組成，故邊際毛利改善至19.5%
- 三個月期間錄得除所得稅前溢利1,495,000港元
- 澳門業務保持活躍，於二○○七年六月三十日，手頭訂單逾70,000,000港元
- 成功爭取珠海一家主要飲品分銷商的資源管理應用程式安裝合約
- 本集團自Timor Telecom S.A.收取約2,735,000港元股息收入
- 董事會不建議就六個月期間派付股息

中期業績

董事會欣然提呈本集團三個月期間及六個月期間的未經審核綜合業績如下：

簡明綜合中期資產負債表

	附註	於二〇〇七年六月三十日(未經審核)千港元	於二〇〇六年十二月三十一日(經審核)千港元
資產			
非流動資產			
永久業權土地		**2,020**	2,020
物業、機器及設備		**1,807**	3,056
聯營公司投資		**533**	445
可供出售財務資產		**28,648**	15,502
		33,008	21,023
流動資產			
存貨		**41,638**	16,145
預付所得稅		**—**	936
貿易應收款及應收票據	五	**102,453**	171,961
其他應收款、按金及預付款項		**37,595**	26,228
借出資產		**38,748**	38,748
已抵押定期存款		**2,376**	—
現金及現金等價物		**71,955**	107,928
		294,765	361,946
持作出售的非流動資產		**2,147**	22,856
		296,912	384,802

	附註	於二〇〇七年 六月三十日 (未經審核) 千港元	於二〇〇六年 十二月三十一日 (經審核) 千港元
流動負債			
貿易應付款及應付票據	六	**90,442**	165,151
其他應付款及應計費用		**67,068**	56,194
當期所得稅負債		**31,529**	45,043
貸款		**35,049**	35,527
		224,088	301,915
與分類為持作出售的 非流動資產直接 相關之負債		**10,688**	64,390
		234,776	366,305
流動資產淨值		**62,136**	18,497
總資產減流動負債		**95,144**	39,520
資金來自：			
權益			
本公司權益持有人 應佔資本及儲備			
股本		**61,382**	159,058
其他儲備	七	**134,888**	24,348
累積虧損		**(106,856)**	(149,442)
		89,414	33,964
少數股東權益		**5,730**	5,556
總權益		**95,144**	39,520

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期收益表

	附註	三個月期間 (未經審核) 千港元	截至二○○六年六月三十日止三個月 (未經審核) 千港元 (經重列)	六個月期間 (未經審核) 千港元	截至二○○六年六月三十日止六個月 (未經審核) 千港元 (經重列)
持續經營業務					
收益	三	**76,091**	100,964	**148,374**	221,883
銷售成本		**(61,230)**	(84,336)	**(123,069)**	(188,704)
毛利		**14,861**	16,628	**25,305**	33,179
銷售、市場推廣及行政費用		**(16,733)**	(16,908)	**(34,157)**	(32,746)
其他收益－淨額		**2,748**	1,070	**3,707**	1,543
經營溢利／(虧損)		**876**	790	**(5,145)**	1,976
融資收入		**575**	557	**1,047**	1,201
融資成本		**–**	(124)	**(6)**	(271)
融資收入－淨額		**575**	433	**1,041**	930
應佔聯營公司盈利		**44**	–	**88**	51
除所得稅前溢利／(虧損)		**1,495**	1,223	**(4,016)**	2,957
所得稅(支出)／減免	八	**(1,327)**	(188)	**13,289**	13,213
持續經營業務期內溢利		**168**	1,035	**9,273**	16,170
終止經營業務	九				
終止經營業務期間溢利／(虧損)		**3,268**	(26,493)	**33,487**	(32,828)
期間溢利／(虧損)		**3,436**	(25,458)	**42,760**	(16,658)
應佔：					
本公司權益持有人		**3,165**	(28,651)	**42,586**	(17,838)
少數股東權益		**271**	3,193	**174**	1,180
		3,436	(25,458)	**42,760**	(16,658)

	附註	三個月期間 (未經審核) 千港元	截至二○○六年六月三十日止三個月 (未經審核) 千港元 (經重列)	六個月期間 (未經審核) 千港元	截至二○○六年六月三十日止六個月 (未經審核) 千港元 (經重列)
期間本公司權益持有人應佔持續經營業務(虧損)／溢利的每股(虧損)／盈利(以港仙為單位)	十(甲)				
－基本		**(0.01)**	(0.35)	**1.48**	2.44
－攤薄	十(乙)	**不適用**	不適用	**不適用**	不適用
期間本公司權益持有人應佔終止經營業務溢利／(虧損)的每股盈利／(虧損)(以港仙為單位)					
－基本	十(甲)	**0.53**	(4.32)	**5.46**	(5.35)
－攤薄	十(乙)	**不適用**	不適用	**不適用**	不適用
期間本公司權益持有人應佔溢利／(虧損)的每股盈利／(虧損)(以港仙為單位)					
－基本	十(甲)	**0.52**	(4.67)	**6.94**	(2.91)
－攤薄	十(乙)	**不適用**	不適用	**不適用**	不適用
股息	十一	**－**	－	**－**	－

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期權益變動表

	未經審核					
	本公司權益持有人應佔					
	股本 千港元	其他儲備 千港元	累積虧損 千港元	總計 千港元	少數股東權益 千港元	權益總額 千港元
二〇〇六年一月一日結餘	159,058	29,022	(65,348)	122,732	9,032	131,764
可供出售財務資產公平值虧損	–	(7,567)	–	(7,567)	–	(7,567)
外幣換算差額	–	16	–	16	–	16
直接於權益確認的開支淨額	–	(7,551)	–	(7,551)	–	(7,551)
截至二〇〇六年六月三十日止六個月的(虧損)／溢利	–	–	(17,838)	(17,838)	1,180	(16,658)
少數股東權益－終止經營業務	–	–	–	–	(2,800)	(2,800)
截至二〇〇六年六月三十日止六個月確認收入及開支總額	–	(7,551)	(17,838)	(25,389)	(1,620)	(27,009)
二〇〇六年六月三十日結餘	159,058	21,471	(83,186)	97,343	7,412	104,755
二〇〇七年一月一日結餘	159,058	24,348	(149,442)	33,964	5,556	39,520
可供出售財務資產公平值收益	–	13,147	–	13,147	–	13,147
外幣換算差額	–	(283)	–	(283)	–	(283)
撥入繳入盈餘的股份溢價減少	(97,676)	97,676	–	–	–	–
直接於權益確認的(開支)／收入淨額	(97,676)	110,540	–	12,864	–	12,864
六個月期間的溢利	–	–	42,586	42,586	174	42,760
六個月期間已確認收入及開支總額	(97,676)	110,540	42,586	55,450	174	55,624
二〇〇七年六月三十日結餘	61,382	134,888	(106,856)	89,414	5,730	95,144

第七至十七頁的附註為該等簡明中期財務資料一部分。

簡明綜合中期現金流量表

	六個月期間 千港元 (未經審核)	截至 二〇〇六年 六月三十日 止六個月 千港元 (未經審核)
經營活動(所耗)／所得現金淨額	**(40,644)**	20,844
投資活動所得現金淨額	**7,394**	10,022
融資所耗現金淨額	**(2,854)**	(27,736)
現金及銀行透支(減少)／增加淨額	**(36,104)**	3,130
六個月期間初／上一期間初現金及銀行透支	**108,059**	103,054
六個月期間終／上一期間終現金及銀行透支	**71,955**	106,184

第七至十七頁的附註為該等簡明中期財務資料一部分。

本公司審核委員會已審閱本集團三個月期間及六個月期間的未經審核綜合業績。

附註：

一、 編製基準

此六個月期間的簡明綜合中期財務資料乃按《會計準則》三十四「中期財務申報」編製。此中期簡明財務報告應與截至二〇〇六年十二月三十一日止年度的全年財務報表一併參閱。

二、 **會計政策**

所採納的會計政策與截至二〇〇六年十二月三十一日止年度財務報表所採用者一致。

終止經營業務指實體內已獨立出售的主要業務部分。

按截至二〇〇六年十二月三十一日止年度財務報表所載，以下的新訂準則、現有準則的修訂及詮釋乃強制用於截至二〇〇七年十二月三十一日止財政年度。

- **《財務準則》七「金融工具：披露」及《會計準則》一「財務報表之呈列－資本披露」之補充修訂**推出有關財務工具之新披露。本集團已應用《財務準則》七及《會計準則》一之修訂，惟採納有關準則及修訂對本集團之簡明綜合中期財務資料並無影響；

- **香港(國際財務報告詮釋委員會)－詮釋七「根據《會計準則》二十九『惡性通脹經濟體之財務報告』應用重列會計法」**。香港(國際財務報告詮釋委員會)－詮釋七就如何於呈報期間應用《會計準則》二十九之規定提供指引，指引乃有關倘一個實體於其功能貨幣所屬經濟體出現惡性通脹，而該經濟體於過往期間並無惡性通脹之會計處理。由於本集團實體之功能貨幣無一屬於惡性通脹經濟體，故香港(國際財務報告詮釋委員會)－詮釋七與本集團之經營無關；

- **香港(國際財務報告詮釋委員會)－詮釋八「《財務準則》二的範圍」**。香港(國際財務報告詮釋委員會)－詮釋八對涉及發行股本工具交易之代價有所規定，倘所收可辨識代價少於所發行股本工具之公平值，則釐定股本工具是否屬於《財務準則》二之範圍。本集團已應用香港(國際財務報告詮釋委員會)－詮釋八，採納有關詮釋對本集團之簡明綜合中期財務資料並無影響；

- **香港(國際財務報告詮釋委員會)－詮釋九「重新評估內含衍生工具」**。香港(國際財務報告詮釋委員會)－詮釋九規定一個實體評估內含衍生工具是否需要與主合約分開，並於該實體首次成為訂約方時入賬列為衍生工具。除非合約條款變更導致現金流出現重大修訂(原先根據合約有此規定，在此情況下須進行重新評估)，否則不得於其後重新評估。由於概無本集團實體更改合約條款，故香港(國際財務報告詮釋委員會)－詮釋九與本集團之經營無關；及

- **香港(國際財務報告詮釋委員會)－詮釋十「中期財務報告及減值」**。香港(國際財務報告詮釋委員會)－詮釋十規定，按成本於中期期間確認之商譽、股本工具投資及金融資產投資之減值虧損，不得於其後的結算日撥回。本集團已應用香港(國際財務報告詮釋委員會)－詮釋十，採納有關詮釋對本集團之簡明綜合中期財務資料並無影響。

三、 分部資料

主要報告形式－業務分部

於二○○七年六月三十日，本集團分為兩類主要業務分部：

－ 數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售；及

－ 銷售流動電話。

六個月期間的分部業績如下：

	持續經營業務				終止經營業務
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務
	千港元	千港元	千港元	千港元	千港元
收益	120,290	28,084	—	148,374	12,868
經營溢利／(虧損)	1,931	(607)	(6,469)	(5,145)	5,783
出售附屬公司收益	—	—	—	—	27,704
融資收入				1,047	—
融資成本				(6)	—
融資收入－淨額				1,041	—
應佔聯營公司盈利				88	—
除所得稅前(虧損)／溢利				(4,016)	33,487
所得稅減免				13,289	—
期間溢利				9,273	33,487

截至二○○六年六月三十日止六個月分部業績如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收益	193,146	28,737	–	221,883	25,381	41,365	66,746
經營溢利／(虧損)	9,345	(705)	(6,666)	1,974	(3,484)	(6,177)	(9,661)
商譽減值	–	–	–	–	–	(30,346)	(30,346)
出售附屬公司收益	–	–	–	–	8,137	–	8,137
融資收入				1,201			30
融資成本				(269)			(969)
融資收入／(成本)－淨額				932			(939)
應佔聯營公司盈利				51			–
除所得稅前虧損				2,957			(32,809)
所得稅減免／(支出)				13,213			(19)
期間溢利／(虧損)				16,170			(32,828)

其他在收益表列賬的分部項目如下：

	持續經營業務			終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元
六個月期間						
折舊	1,376	42	1,418	–	157	157
攤銷	–	–	–	–	91	91
截至二OO六年六月三十日止六個月						
折舊	1,864	115	1,979	308	467	775
攤銷	–	–	–	–	327	327

分部間轉撥或交易按各方釐定及協定的一般商業條款在日常業務中訂立。

分部資產主要包括永久業權土地、物業、機器及設備、無形資產、存貨、應收款、現金及現金等價物。未分配資產包括可供出售財務資產、借出資產、貸款及應收款。

分部負債由營運負債組成，未分配負債包括貸款。

資本開支包括物業、機器及設備及無形資產的添置。

於二○○七年六月三十日的分部資產及負債以及六個月期間的資本開支如下：

	持續經營業務				終止經營業務
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務
	千港元	千港元	千港元	千港元	千港元
資產	254,843	5,001	67,396	327,240	2,147
聯營公司	533	—	—	533	—
總資產	255,376	5,001	67,396	327,773	2,147
負債	198,577	1,150	35,049	234,776	10,688
資本開支	19	2	—	21	—

於二〇〇六年十二月三十一日的分部資產及負債及截至二〇〇六年六月三十日止六個月的資本開支如下：

	持續經營業務				終止經營業務		
	數據網絡系統設計、銷售與安裝、提供相關工程服務及貨品銷售	銷售流動電話	未分配	總計	提供數碼影象處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產	362,577	4,426	15,521	382,524	–	22,856	22,856
聯營公司	445	–	–	445	–	–	–
總資產	363,022	4,426	15,521	382,969	–	22,856	22,856
負債	297,084	1,158	3,673	301,915	–	64,390	64,390
資本開支	357	–	–	357	57	–	57

四、折舊及貨品銷售成本

於六個月期間，本集團的物業、機器及設備的折舊為1,418,000港元（截至二〇〇六年六月三十日止六個月：1,979,000港元）。於六個月期間，貨品銷售成本為108,050,000港元（截至二〇〇六年六月三十日止六個月：192,195,000港元）。

五、貿易應收款及應收票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。於二〇〇七年六月三十日，貿易應收款及應收票據的賬齡分析如下：

	於二〇〇七年六月三十日 千港元	於二〇〇六年十二月三十一日 千港元
三個月內	**43,531**	110,657
>三個月及≤六個月	**13,060**	20,225
>六個月及≤十二個月	**26,634**	18,571
十二個月以上	**92,224**	100,274
	175,449	249,727

六、貿易應付款及應付票據

於二〇〇七年六月三十日，貿易應付款及應付票據（包括貿易性質的應付關連人士款項）的賬齡分析如下：

	於二〇〇七年六月三十日 千港元	於二〇〇六年十二月三十一日 千港元
三個月以內	**42,559**	100,766
>三個月及≤六個月	**14,885**	1,899
>六個月及≤十二個月	**2,422**	20,292
十二個月以上	**30,576**	42,194
	90,442	165,151

七、其他儲備

	繳入盈餘	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇六年一月一日結餘	—	702	(7,526)	35,549	248	49	29,022
重估	—	—	(7,567)	—	—	—	(7,567)
外幣換算差額	—	—	—	—	16	—	16
於二〇〇六年六月三十日結餘	—	702	(15,093)	35,549	264	49	21,471
於二〇〇七年一月一日結餘	—	702	(11,536)	35,549	(416)	49	24,348
重估	—	—	13,147	—	—	—	13,147
外幣換算差額	—	—	—	—	(283)	—	(283)
撥入繳入盈餘的股份溢價減少	97,676	—	—	—	—	—	97,676
於二〇〇七年六月三十日結餘	97,676	702	1,611	35,549	(699)	49	134,888

八、所得税(支出)/減免

香港利得税按照六個月期間估計應課税溢利以税率17.5%(截至二〇〇六年六月三十日止六個月:17.5%)提撥準備。海外溢利之税款按照六個月期間估計應課税溢利依本集團經營業務所在地區之現行税率計算。

九、終止經營業務

於二〇〇六年六月十三日,本集團出售其於AGTech Holdings Limited亞博科技控股有限公司*(於百慕大註冊成立的有限公司,其股份於創業板上市,前稱MegaInfo Holdings Limited萬佳訊控股有限公司*)的權益,該等權益過往就提供數碼影像處理管理解決方案而以獨立分部呈列。

此外,於二〇〇六年十一月二十四日,本集團決定出售歐洲公司,歐洲公司過往就透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務而以獨立分部呈列。於六個月期間,本集團出售其於芬蘭公司及西班牙公司擁有的權益,另出售荷蘭公司若干資產。於二〇〇七年六月三十日與歐洲公司有關的資產及負債呈列為持作出售。歐洲公司的清盤預期可於二〇〇七年完成。

* *僅供識別*

十、每股盈利／(虧損)

(甲) 基本

每股基本盈利／(虧損)根據本公司權益持有人應佔溢利／(虧損)，除以六個月期間內已發行股份的加權平均數計算。

	六個月期間	截至二○○六年六月三十日止六個月
持續經營業務		
本公司權益持有人應佔溢利(千港元)	**9,099**	14,990
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利(港仙)	**1.48**	2.44
終止經營業務		
本公司權益持有人應佔溢利／(虧損)(千港元)	**33,487**	(32,828)
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利／(虧損)(港仙)	**5.46**	(5.35)
總計		
本公司權益持有人應佔溢利／(虧損)(千港元)	**42,586**	(17,838)
已發行股份的加權平均數目(千股)	**613,819**	613,819
每股基本盈利／(虧損)(港仙)	**6.94**	(2.91)

(乙) 攤薄

由於在二〇〇七年六月三十日，本公司並無已發行的購股權、認股權證或其他可換股工具，故並無呈列六個月期間每股攤薄盈利。由於行使本公司未行使購股權將有反攤薄作用，故並無呈列截至二〇〇六年六月三十日止六個月的每股攤薄虧損。

十一、股息

六個月期間及截至二〇〇六年六月三十日止六個月並無派付任何股息。

董事並不建議派付六個月期間的中期股息。

十二、關連人士交易

六個月期間內，本集團在日常業務範圍內與關連人士根據雙方協定的條款進行以下重大交易，有關詳情如下：

(甲) 本集團與董事José Manuel dos Santos擁有的一間關連公司進行交易：

	六個月期間 千港元	截至二〇〇六年 六月三十日 止六個月 千港元
銷售貨品	**8**	19
租賃費用	**54**	54

(乙) 六個月期間內，本集團向董事José Manuel dos Santos支付租賃費用約339,000港元(截至二〇〇六年六月三十日止六個月：360,000港元)。

(丙) 主要管理人員薪酬合共為4,290,000港元(截至二〇〇六年六月三十日止六個月：4,162,000港元)。

(丁) 於二〇〇七年六月三十日，包括在持作出售非流動資產的其他應收款項、按金及預付款項包括給予關連人士的貸款約2,117,000港元(二〇〇六年十二月三十一日：2,053,000港元)已全數撥備。

(戊) 於二〇〇六年十二月三十一日，計入與持作出售非流動資產直接相關的負債短期貸款包括來自關連人士的貸款約1,040,000港元及其他應付款及應計費用包括相關應付利息開支約147,000港元。

管理層討論及分析

業務回顧

澳門業務

就控制內地人士到澳門旅遊的簽證限制，對境內酒店投資及發展和博彩業的氣氛僅構成輕微影響。澳門經濟處於強勢、生氣蓬勃，為本集團帶來於結構佈線、監察、數據網絡和無線通訊各方面可提供的優質解決方案及服務的龐大商機。本集團作為主要本地參與者，澳門政府及多家酒店和博彩業經營商均選擇本集團為其系統供應商。於過去兩年，本集團發展成為於其專業領域可信賴的合作夥伴，為本集團帶來具代表性的項目，處理大型而複雜的澳門設備項目往績彪炳。本公司暫於六家博彩經營商其中五家為其酒店及博彩物業提供各種解決方案，於澳門的地位可見出眾。

於三個月期間，除了為各博彩經營商於其核心系統完成多項後加工程外，本集團著手為一家主要博彩經營商安裝結構佈線系統，並為澳門政府完成數個項目。此外，本集團成功通過兩個已開始發展的主要酒店及博彩地盤的預先審批程序，亦獲澳門政府批出若干主要合約，包括於一主要邊境擴大自動行人管制系統、即將於二○○七年十月在澳門舉辦的亞洲室內運動會的支援服務合約，以及警察部的監察系統。於二○○七年六月三十日，手頭訂單總額逾70,000,000港元。

中國內地業務

於中國內地，本集團於三個月期間繼續於部分省市為電訊服務供應商提供及支援設備及作出支援，並完成廣東省多家電訊局的項目。本集團亦增加邊際利潤較高的服務供應範疇，有關業務營業額低但利潤高。現時，本集團正提供支援服務予廣東、江西、吉林及湖南各省、重慶市及廣西壯族自治區的電訊局。

對於讓中型及小型企業能於銷售、存貨及生產管理方面提供增值服務的資源管理應用程式的推廣，本集團已成功爭取到珠海一家主要飲品分銷商的合約。本集團正逐步建立具代表性的項目，目的是與不同夥伴進行合作，向其他省市的主要批發商推廣本公司的資源管理應用程式。

就泰思通而言，於三個月期間，泰思通完成重慶中國電信的集中告警與大客戶網管系統的最後驗收測試，並贏得江西中國電信的合同，為其大客戶網管系統安裝合約。此外，泰思通繼續積極與陝西、甘肅、安徽、江蘇及廣東各省的電訊服務供應商磋商，以出售及安裝泰思通的大客戶網管系統、網上維護中心系統及政企客戶柔性服務系統。

跨國業務

本集團撤退出於歐洲公司的投資，在出售芬蘭公司及西班牙公司和荷蘭公司若干資產後，歐洲公司開始與荷蘭公司、SuperCom GmbH Audiotex Systeme (於德國註冊成立為有限公司，為本公司間接擁有的附屬公司) 及本身的各債權人進行磋商，於三個月期間與部分債權人達成和解。

於三個月期間，本集團就其於Timor Telecom S.A.的16%股權收取股息合共約2,735,000港元。

經營業績回顧

營業額及盈利能力

於三個月期間，儘管因多個項目仍處於安裝及開通階段而僅錄得76,091,000港元收益；然而由於收益的組成包括較高邊際利潤的服務收入，故三個月期間的毛利達14,861,000港元，即毛利率約19.5%，較同年首三個月期間及二OO六年同期三個月期間分別改善5.1%及3%。

儘管於三個月期間的手機銷售錄得經營虧損607,000港元，但由於本集團毛利增加及自Timor Telecom S.A.收取股息收入約2,735,000港元，故仍錄得經營溢利876,000港元，而過往三個月期間則錄得虧損6,021,000港元。對有限的外借貸及現金結餘產生575,000港元融資收入，除所得稅前溢利達1,495,000港元。

經計及與歐洲公司債權人訂立的債務重組安排產生的溢利3,268,000港元、撥回過往年度超額撥備的所得稅撥備和出售芬蘭公司、西班牙公司及荷蘭公司若干資產的收益後，於三個月期間及六個月期間，本集團分別錄得溢利3,436,000港元及42,760,000港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健資本架構，手頭現金為74,331,000港元（若計及5,000,000美元（約39,086,000港元）生息金融債券，則為113,417,000港元）。流動比率改善至1.3倍。

由於六個月期間的溢利為42,760,000港元，本集團的總權益自二〇〇六年十二月三十一日的39,520,000港元大幅改善至二〇〇七年六月三十日的95,144,000港元。

僱員資料

於二〇〇七年六月三十日，本集團僱用二百九十四名僱員，其中一百零八、十七及一百六十九名僱員分別於澳門、香港及中國內地工作。員工成本（包括董事酬金）總計為17,576,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此本集團的若干僱員可獲授購股權以購買股份。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

於二○○七年六月三十日，本集團並無任何重大資本承擔及重大投資。

集團資產的抵押

於二○○七年六月三十日，約304,000美元(約2,376,000港元)之定期存款已抵押，以取得銀行信貸。除所披露者外，本集團並無任何集團資產的抵押。

重大收購及出售事項的詳情

於六個月期間，本集團出售其於芬蘭公司及西班牙公司擁有的60%權益，換取以現金350,000歐元(約3,704,000港元)償付的代價，另出售荷蘭公司若干資產。除上述外，本集團並無任何重大收購或出售。

重大投資或資本資產的未來計劃詳情

董事並無就重大投資或資本資產制定任何未來計劃。

外滙風險

本集團主要以港元、澳門法定貨幣澳門元、美元、歐元及中國內地法定貨幣人民幣賺取收益及產生成本。董事認為，除歐元外，本集團的外滙風險的影響微不足道。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇七年六月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉）；或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益或淡倉，或根據《創業板上市規則》第5.46至5.67條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人（附註一）	293,388,000	47.80%
嚴康	個人（附註二）	7,357,500	1.20%
關鍵文	個人（附註三）	12,262,500	2.00%
羅嘉雯	個人（附註四）	2,452,500	0.40%
馮祈裕	個人（附註五）	210,000	0.03%

附註：

一、 於二〇〇七年六月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

二、 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

三、 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

四、 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

五、 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二〇〇七年六月三十日下列佔本公司已發行股本中5%或以上的主要股東權益。該等權益為上文所披露董事及行政總裁所擁有者以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益（附註一）	293,388,000	47.80%
LRL	公司權益（附註一）	293,388,000	47.80%
李漢健（附註二）	家族權益	293,388,000	47.80%

附註：

一、於二〇〇七年六月三十日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

二、李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos全部股權的權益。

競爭業務

於二〇〇七年六月三十日，董事、高級管理層或任何有權在本集團股東大會上行使或控制行使5%或以上投票權，及實際上有能力指示或影響本公司管理層或主要股東或其任何各自的聯繫人的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

企業管治

本公司於六個月期間一直遵守《創業板上市規則》附錄十五企業管治常規守則的守則條文。

董事進行證券交易

本公司已採納第5.48至5.67條規定，作為有關董事進行證券交易的守則。

本公司已向所有董事作出查詢，知悉彼等已遵照有關董事進行證券交易的規定及行為守則。

概無出現違反交易標準規定的任何事項。

證券買賣或贖回

本公司於六個月期間並無贖回任何股份，而本公司或其附屬公司於六個月期間亦無購買或出售任何股份。

釋義

「聯繫人」	指	具有創業板上市規則賦予的含義
「相聯法團」	指	一、身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事

「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國
「功能貨幣」	指	公司經營業務的主要經濟環境的貨幣
「憲報指定報章」	指	香港政府政務司司長就不時予以修訂的香港法例第三十二章《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「德國」	指	德意志聯邦共和國
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，每100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《會計準則》」	指	《香港會計準則》

「《財務準則》」	指	由香港會計師公會(根據香港法例第五十章《專業會計師條例》成立)發佈的準則及詮釋，包括一、《香港財務滙報準則》；二、《會計準則》(前稱《會計實務準則》)及三、詮釋
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、《香港會計準則》、《香港財務滙報準則》及香港會計師公會)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「主版」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門和台灣地區除外)
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國(不適用於中國電信)
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》

「股份」	指	本公司股本中每股面值0.10港元的股份
「六個月期間」	指	截至二〇〇七年六月三十日止六個月
「西班牙」	指	西班牙王國
「主要股東」	指	有權於本公司股東大會上行使或控制行使10%或以上投票權的人士
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭公司」	指	TeleConcept Multimedia B.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二〇〇七年六月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「美元」	指	美利堅合眾國法定貨幣美元

「芬蘭公司」	指	Voxtel Finland Oy，於芬蘭註冊成立的有限公司
「歐元」	指	芬蘭、德國、荷蘭及西班牙法定貨幣歐元

承董事會命
董事
嚴康

澳門，二〇〇七年八月十三日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your Shares, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, SHARE PREMIUM REDUCTION AND RE-ELECTION OF DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this circular is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

The Notice is set out on pages 15 to 19 of this circular. Whether or not Members are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event not less than forty-eight hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude Members from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

This circular will remain on the GEM Website at www.hkgem.com on the "Latest Company Announcements" page for at least seven days from the date of posting and on www.vodatelsys.com.

Please note that the English text of this circular shall prevail over the Chinese text.

* *for identification purpose only*

7th June, 2007

CHARATERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular (excluding the Notice), unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	the annual general meeting of the Company to be convened for and held at 3:00 p.m., on 29th June, 2007 at L'hotel Causeway Bay Harbour View Hong Kong, 18 King's Road, Causeway Bay, Hong Kong
"Associate"	has the meaning ascribed thereto in the GEM Listing Rules
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"Bye-laws"	the existing bye-laws of the Company
"Code"	code provision of the Code on Corporate Governance Practices set out in appendix 15 of the GEM Listing Rules
"Company"	Vodatel Networks Holdings Limited
"Connected Person(s)"	has the meaning ascribed thereto in the GEM Listing Rules
"Controlling Shareholder"	any person who is or group or persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Takeovers Code as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Directors"	the directors of the Company
"Effective Date"	the date on which the Share Premium Reduction shall become effective, being the date of the AGM at which the relevant special resolution approving the Share Premium Reduction is passed by the Members
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary for Administration of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Latest Practicable Date"	5th June, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Members"	holders of Shares
"Notice"	the notice convening the AGM
"PRC"	The People's Republic of China
"Remuneration Committee"	the remuneration committee of the Company
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares on the terms set out in the Notice
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time

"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Share Premium Reduction"	the proposed reduction of the entire amount standing to the credit of the share premium account of the Company as at the Effective Date as set out in this circular
"Substantial Shareholder"	a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"Takeovers Code"	the Code on Takeovers and Mergers approved by the Securities and Futures Commission established under section 3 of the Securities and Futures Commission Ordinance and continuing in existence under Section 3 of the SFO as amended from time to time

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao

Principal Place of Business in Hong Kong
Room 713B, 7th Floor
Block B, Seaview Estate
2-8 Watson Road
North Point

7th June, 2007

To Members

Dear Sir or Madam,

NOTICE
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, SHARE PREMIUM REDUCTION AND RE-ELECTION OF DIRECTORS

* *for identification purpose only*

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM to be held at 3:00 p.m. on 29th June, 2007 at L'hotel Causeway Bay Harbour View Hong Kong, 18 King's Road, Causeway Bay, Hong Kong, which, upon approval, would enable the Company to, among other things:

1. reduce the entire amount standing to the credit of the share premium account of the Company as at the Effective Date as described in the section headed "Share Premium Reduction" in this circular;

2. repurchase Shares not exceeding 10% of the aggregate nominal value of the Shares in issue as at the date of passing such resolution;

3. issue new Shares equivalent to 20% of the Shares in issue on the date of the relevant resolution and those Shares repurchased by the Company pursuant to the Repurchase Mandate set out in 2. above; and

4. re-elect certain Directors and approve general terms for renewals of service contracts with some Directors.

SHARE PREMIUM REDUCTION

At the AGM, it will be proposed that the entire amount standing to the credit of the share premium account of the Company be reduced on the Effective Date.

As at the Latest Practicable Date, the unaudited amount standing to the credit of the share premium account of the Company is estimated to stand at approximately HK$97,676,000. According to the audited financial statements of the Company as at 31st December, 2006, the amount standing to the credit of the share premium account of the Company was HK$97,676,000 and its accumulated losses were HK$67,164,000. It is proposed that, pursuant to the Share Premium Reduction and subject to fulfilment of its conditions as set out below, the entire amount standing to the credit of the share premium account of the Company on the Effective Date be reduced and the credits arising from the Share Premium Reduction be credited to the contributed surplus account of the Company where they will be utilised in accordance with the Bye-laws and all applicable laws, including to set off the accumulated losses of the Company as at the Effective Date in full. As at the Latest Practicable Date, the unaudited amount of the contributed surplus account of the Company is estimated to stand at approximately HK$73,718,000.

Reason for the Share Premium Reduction

The elimination of the amount standing to the credit of the share premium account and the crediting of such amount to the contributed surplus account of the Company will, in effect, eliminate the accumulated losses of the Company in full. The Board considers that this will give the Company more flexibility to declare dividends to the Members at the earliest opportunity in the future as and when the Board considers appropriate. The Board believes that the Share Premium Reduction is in the

interests of the Company and the Members as a whole. The Board does not have any present intention to declare dividends to the Members. Any dividend proposal will be considered at the relevant time by reference to, amongst other factors, the prevailing market conditions and financial performance of the Group.

Effect of the Share Premium Reduction

Implementation of the Share Premium Reduction will not affect the underlying assets, liabilities, business operations, management or financial position of the Company, other than related expenses incurred which are immaterial.

Conditions of the Share Premium Reduction

The Share Premium Reduction is conditional on:

1. the passing of a special resolution approving the Share Premium Reduction by the Members at the AGM; and

2. compliance with the requirements of section 46(2) of the Companies Act 1981 of Bermuda, including (a) the publication of a notice in relation to the Share Premium Reduction in Bermuda, and (b) the Directors being satisfied that on the Effective Date, there are no reasonable grounds for believing that the Company is, or after the Share Premium Reduction would be, unable to pay its liabilities as they become due.

Assuming the above conditions are fulfilled, it is expected that the Share Premium Reduction will become effective on the date of the AGM at which the relevant special resolution approving the Share Premium Reduction is passed by the Members.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the AGM, it will be proposed, by way of ordinary resolution, that the Directors be given a general mandate to 1. repurchase Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the ordinary resolution; and 2. allot, issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of the ordinary resolution and the nominal amount of any Shares repurchased by the Company (up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the ordinary resolution). Any issue of new Shares is subject to approval from the Exchange for the listing of and permission to deal in such new Shares.

An explanatory statement containing information relating to the Repurchase Mandate and as required pursuant to the GEM Listing Rules, in particular rule 13.08, is set out in Appendix I to this circular. This explanatory statement provides you with information to enable you to make an informed decision on whether to vote for or against the resolution relating to the Repurchase Mandate.

RE-ELECTION OF DIRECTORS AND PROPOSED TERMS OF SERVICE OF THE DIRECTORS

In accordance with the Bye-laws, Fung Kee Yue Roger will retire at the AGM and, being eligible, will offer himself for re-election. In addition, to comply with the Code, Kuan Kin Man will retire at the AGM and, being eligible, will offer himself for re-election.

Each of the executive Directors' service contracts was renewed in the first half of the year 2007. It is proposed that Members be asked to consider and, if thought fit, to authorise, as required under the Bye-laws, to ratify the terms of services of the executive Directors under the renewed terms.

None of the Directors proposed for re-election has a service contract with the Company which is not determinable within one year without payment of compensation other than statutory compensation.

Details of Fung Kee Yue Roger and Kuan Kin Man, and the renewed service contracts with the executive Directors are set out in Appendix II of this circular.

THE AGM

The following are the details of the AGM:

Date:	29th June, 2007
Time:	3:00 p.m.
Venue:	L'hotel Causeway Bay Harbour View Hong Kong, 18 King's Road, Causeway Bay, Hong Kong

The Notice is set out on pages 15 to 19 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event so as to arrive not less than forty-eight hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

POLL PROCEDURE

Where a resolution is put to the vote at the AGM, the resolution shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

1. by the chairman of the AGM; or

2. by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the AGM; or

3. by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than 10% of the total voting rights of all Members having the right to vote at the AGM; or

4. by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the AGM being Shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all Shares conferring that right.

On a poll votes may be given either personally or by proxy.

RECOMMENDATION

The Directors consider that the proposals referred to in this circular are in the best interests of the Company and the Members as a whole. Accordingly, the Directors recommend all Members to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
On behalf of the Board
José Manuel dos Santos
Chairman

This is an explanatory statement given to all Members relating to a resolution to be proposed at the AGM authorising the Repurchase Mandate.

This explanatory statement contains information required pursuant to rule 13.08 of the GEM Listing Rules which are set out as follows:

1. EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued ordinary share capital of the Company comprised 613,819,000 Shares.

Subject to the passing of Resolution Number 2(c) at the AGM and on the basis that no further Shares are issued or repurchased prior to the AGM nor outstanding options, if any, granted under the share option scheme adopted by the Company on 5th November, 2002 being exercised, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 61,381,900 Shares.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Members as a whole for the Directors to have a general authority from Members to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and Members as a whole. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and Members as a whole.

3. FUNDING OF REPURCHASES

Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with the memorandum of association of the Company and Bye-laws and the applicable laws of Bermuda. A listed company may not repurchase its own shares on GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of GEM from time to time.

It is presently proposed that any repurchase of Shares would be made out of capital paid up on the repurchased Shares, funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose and, in the case of any premium payable on such repurchase, from funds of the Company otherwise available for dividend or distribution or from the share premium account of the Company. The repurchase of Shares will be conditional upon the fact that on the date the purchase is effected, there are no reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

4. STATUS OF REPURCHASED SHARES

The GEM Listing Rules provide that the listing of all repurchased shares is automatically cancelled and that the certificates for those shares must be cancelled and destroyed. Under the law of Bermuda, repurchased Shares shall be treated as cancelled and its issued share capital (but not the authorised share capital) will be reduced accordingly.

5. EFFECT OF EXERCISE OF THE REPURCHASE MANDATE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements of the Company for the year ended 31st December, 2006) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

6. DISCLOSURE OF INTERESTS

None of the Directors and, to the best of their knowledge, having made all reasonable enquiries, none of their respective Associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No Connected Person has notified the Company that he has a present intention to sell Shares to the Company if the Repurchase Mandate is exercised and neither has any of the Connected Persons undertaken not to sell his Shares to the Company in the event the Repurchase Mandate is exercised.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules and the applicable laws of Bermuda.

8. TAKEOVERS CODE CONSEQUENCES

If as a result of a repurchase of Shares, a Member's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Member, or a group of Members acting in concert, depending on the level of increase in the Member's interests, may obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, ERL held 293,388,000 Shares representing a total of 47.80% of the issues share capital of the Company. In the event the power to repurchase Shares pursuant to the Repurchase Mandate be exercised in full and assuming there is no change in the issued share capital of the Company and the present shareholding of ERL, the shareholding of ERL would increase to approximately 53.11% of the issued share capital of the Company.

On the basis of the shareholding held by ERL and based solely as a result of the exercise of the Repurchase Mandate in full, ERL may be obliged to make a mandatory offer under rule 26 of the Takeovers Code. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in any mandatory offer being made under the Takeovers Code.

9. SHARE PURCHASE MADE BY THE COMPANY

No repurchases of securities have been made by the Company in the previous six months, whether on GEM or otherwise.

10. SHARE PRICES

The highest and lowest prices of the Shares as quoted by GEM in each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2006		
June	0.135	0.115
July	0.120	0.100
August	0.117	0.082
September	0.120	0.085
October	0.123	0.091
November	0.200	0.132
December	0.140	0.120
2007		
January	0.182	0.115
February	0.190	0.150
March	0.235	0.130
April	0.218	0.160
May	0.395	0.190
June (up to the Latest Practicable Date)	0.340	0.335

RE-ELECTION OF DIRECTORS

In accordance with the Bye-laws, Fung Kee Yue Roger will retire at the AGM and, being eligible, will offer himself for re-election. To comply with the Code, Kuan Kin Man will retire at the AGM and, being eligible, will offer himself for re-election.

EXECUTIVE DIRECTOR

KUAN KIN MAN

KUAN Kin Man, aged 42, was first appointed as an executive Director on 14th December, 1999. He is the general manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic Communications (Macau) Limited (a company incorporated in Macao with limited liability) as an engineer and was transferred into marketing later. He joined Vodatel Systems (the assets and liabilities of which were assigned to Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company, on 1st July, 1998) on 8th July, 1992 to assume the role of sales manager and was promoted to general manager in 1994. He was a non-executive director of AGTech Holdings Limited, a company incorporated in Bermuda with limited liability whose shares of HK$0.002 each in its capital are listed on GEM, before 19th July, 2006. Save as disclosed above, he did not hold any directorships in listed public companies in the last three years and he is not related to any Director, senior management of the Company, Substantial Shareholders or Controlling Shareholders. As at the Latest Practicable Date, he is interested in 12,262,500 Shares, represent approximately 2.00% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Kuan Kin Man entered into a service contract with the Company on 15th February, 2007 for a term of one and a half years from 12th February, 2007 and such contract shall continue thereafter unless and until terminated by either the Company or Kuan Kin Man giving to the other notice of not less than six months in writing to terminate the service contract.

Pursuant to the service contract, Kuan Kin man is entitled to a fixed monthly salary, additional thirteenth month salary, Directors' fee and a discretionary year-end bonus. The amount payable under the service contract is HK$880,750 per annum, and is subject to review annually by the Remuneration Committee. The aggregate amount of year-end bonuses payable to all the Directors shall not exceed 10% of the audited consolidated profit after taxation and minority interests but before extraordinary items in respect of the same financial year. This annual remuneration is determined by the mutual agreement of the parties based on prevailing market rates and the Company considers it to be a reasonable amount. There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

INDEPENDENT NON-EXECUTIVE DIRECTOR

FUNG YEE YUE ROGER

FUNG Kee Yue Roger, aged 54, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry. He did not hold any directorships in listed public companies in the last three years and he is not related to any Director, senior management of the Company, Substantial Shareholders or Controlling Shareholders. As at the Latest Practicable Date, he is interested in 210,000 Shares, represent approximately 0.03% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Fung Kee Yue Roger entered into a service contract with the Company on 9th March, 2007 for a term of two years from 30th September, 2006 and such contract shall continue thereafter unless and until terminated by either the Company or Fung Yee Yue Roger giving to the other notice of not less than three months in writing to terminate the service contract.

Pursuant to the service contract, he is entitled to a fixed monthly Director's fee. The amount payable under the service contract is HK$120,000 per annum. This annual remuneration is determined by the mutual agreement of the parties based on prevailing market rates and the Company considers it to be a reasonable amount.

There is no other information related to his re-election that is required to be disclosed pursuant to rule 17.50(2)(h) to (v) of the GEM Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Members.

EXECUTIVE DIRECTORS' SERVICE CONTRACTS

The service contracts of each of the executive Directors, namely José Manuel dos Santos, Yim Hong, Kuan Kin Man and Monica Maria Nunes, were renewed in the first half of 2007 and will be coming up for ratification in the AGM. Pursuant to each of these service contracts, the executive Director is entitled to a fixed monthly salary, additional thirteenth month salary, Directors' fee and a discretionary year-end bonus.

The amounts payable under the service contract (excluding the discretionary year-end bonus) are HK$4,093,960, HK$1,781,650, HK$880,750 and HK$760,500 per annum for José Manuel dos Santos, Yim Hong, Kuan Kin Man and Monica Maria Nunes respectively, and are subject to review annually by the Remuneration Committee. The amount of any annual salary increase is to be reviewed by the Remuneration Committee and the Board provided that in respect of each of the financial year, any increment to the annual salary shall not exceed 10% of the salary of such executive Director and the respective parties to the service contracts may not vote or be counted in the quorum in respect of any such determination of the Board in relation to him.

Each of the executive Directors is entitled to a thirteenth month bonus and a discretionary year-end bonus calculated as a percentage of the audited consolidated profit of the Group after taxation and minority interest but before extraordinary items of the Group, which percentage shall be determined by the Board, provided that the total amount of bonuses payable for such financial year shall not exceed 10% of such audited consolidated profit.

Each of the executive Directors will also be entitled to employment benefit plan and will be reimbursed of all reasonable expenses. The aggregate amount of year-end bonuses payable to all the Directors shall not exceed 10% of the audited consolidated profit after taxation and minority interests but before extraordinary items in respect of the same financial year. The remuneration of the executive Directors were determined through arm's length negotiation and by reference to the then prevailing market rates, and the Company considers such remuneration to be reasonable.

The service contracts may be terminated by either party thereto giving to the other prior notice of six months in writing expiring not earlier than the date of expiry of the fixed term of such Directors' employment.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

NOTICE OF ANNUAL GENERAL MEETING ("AGM")

NOTICE IS HEREBY GIVEN THAT AGM of Vodatel Networks Holdings Limited ("Company") will be held at 3:00 p.m. on 29th June, 2007 at L'hotel Causeway Bay Harbour View Hong Kong, 18 King's Road, Causeway Bay, the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") for the following purposes:

1. As ordinary business, to consider and if thought fit, pass the following resolutions:

ORDINARY RESOLUTIONS

(a) to receive and adopt the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st December, 2006;

(b) to re-elect Kuan Kin Man as an executive director of the Company;

(c) to re-elect Fung Kee Yue Roger as an independent non-executive director of the Company;

(d) to authorise the board of directors of the Company to approve, confirm and ratify the renewed service contracts for each of José Manuel dos Santos, Yim Hong, Kuan Kin Man and Monica Maria Nunes, executive directors of the Company; and

(e) to re-appoint auditors of the Company for the ensuing year and authorise the board of directors of the Company to fix their remuneration.

2. As special business, to consider and, if thought fit, pass the following resolutions as special resolutions and ordinary resolutions (as the case may be) of the Company:

SPECIAL RESOLUTIONS

(a) "**THAT:**

(i) subject to the compliance of section 46(2) of the Companies Act 1981 of Bermuda (as amended) and with effect from the date of passing this resolution ("Effective Date"), the entire amount standing to the credit of the share premium account of the Company

* *for identification purpose only*

on the Effective Date be reduced and credits arising therefrom be credited to the contributed surplus account of the Company where they will be utilised by the directors of the Company ("Directors") in accordance with the bye-laws of the Company and all applicable laws, including to set off the accumulated losses of the Company as at the Effective Date in full ("Share Premium Reduction"); and

(ii) the Directors be and are hereby authorised to do all such things and acts and execute all such documents as they may, in their absolute discretion, consider necessary, desirable or expedient to give effect and/or implement the Share Premium Reduction."

ORDINARY RESOLUTIONS

(b) "**THAT**:-

(i) subject to paragraph (iii), the exercise by the board of directors of the Company ("Directors") during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company ("Shares") and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) shall authorise the board of Directors ("Board") during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (i), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company adopted on 5th November, 2002, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(iv) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held;

(III) the revocation or variation of this resolution by an ordinary resolution of the duly registered holder(s) from time to time of the Share(s) ("Members") in a general meeting.

"Rights Issue" means an offer of Shares open for a period fixed by the Board to Members on the register on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China)."

(c) "**THAT**:

(i) the exercise by the board of directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares of HK$0.10 each in the capital of the Company ("Shares"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of Shares to be purchased by the Company pursuant to the approval in paragraph (i) during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (i) of this resolution shall be limited accordingly; and

(iii) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(I) the conclusion of the next annual general meeting of the Company;

(II) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(III) the revocation or variation of this resolution by an ordinary resolution of the duly registered holder(s) from time to time of the Share(s) in a general meeting.

(d) "**THAT** conditional upon resolution number 2(c) above being passed, the aggregate nominal amount of the number of shares of HK$0.10 each in the capital of the Company which are repurchased by the Company under the authority granted to the board of directors of the Company ("Directors") as mentioned in resolution number 2(c) above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the board of Directors pursuant to resolution number 2(b) above."

By order of the board of directors of
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 7th June, 2007

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
The Macao Special Administrative Region of the People's Republic of China

Place of Business in Hong Kong
Room 713B, 7th Floor
Block B, Seaview Estate
2-8 Watson Road
North Point

Executive directors of the Company
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive directors of the Company
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Notes:

1. Any holders of the shares of HK$0.10 each in the capital of the Company ("Shares") entitled to attend and vote at the AGM is entitled to appoint one or more than one proxy to attend and vote in his stead in accordance with the bye-laws of the Company ("Bye-laws"). A proxy need not be a holder of the Shares ("Member").

2. Where there are joint holders of any Share, any one of such joint holder may vote at the AGM, either in or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders shall be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members in respect of the joint holding.

3. The instrument appointing a proxy and (if required by the board of directors of the Company) the power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority shall be delivered to the Hong Kong branch share registrar of the Company, Abacus Share Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the AGM or, in the case of a poll taken subsequently to the date of the AGM, not less than twenty-four hours before the time appointed for the taking of the poll and, in default the instrument of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude Members from attending and voting in person at the AGM (or any adjourned meeting thereof) should they so wish.

4. In accordance with the Bye-laws, the following categories of Members may demand that the vote in respect of any resolution to be put to the general meeting should be taken on a poll:

   (a) the chairman of the AGM; or

   (b) at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the AGM; or

   (c) any Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than 10% of the total voting rights of all Members having the right to vote at the AGM; or

   (d) any Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the AGM being Shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the Shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

二、 如為任何股份的聯名登記持有人，則任何該等人士均可親身或委派代表在股東週年大會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或委派代表出席大會，則在排名首位的持有人投票後，其他聯名持有人均無投票權。就此而言，排名先後乃按股東名冊內的排名次序而定。

三、 委任代表文件及(如本公司的董事會要求)經簽署的授權書或其他授權文件(如有)或經公證人簽署的授權書或授權文件副本，必須於股東週年大會指定舉行時間四十八小時前(或如於股東週年大會舉行日期後以投票方式進行表決，則最遲須於進行表決指定時間二十四小時前)交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓)；否則，委任代表文件將屬無效。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會(或其任何續會)，並於會上投票。

四、 根據《公司細則》，以下類別股東可要求就股東大會上提呈的任何決議案以票選方式表決：

(甲) 股東週年大會主席；或

(乙) 最少三名當時有權於會上投票的股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)；或

(丙) 佔全體有權於會上投票的股東的投票權總額不少於十分之一的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)；或

(丁) 持有獲賦予股東週年大會投票權股份的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席股東週年大會)，而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

有關人士必須在宣佈舉手投票結果之前或當時，提出以票選方式表決的要求。

(丁)「動議待上文第乙(三)項決議案獲通過後，把本公司根據上文第乙(三)項決議案授予本公司的董事會(「董事會」)的授權所購回的本公司股本中每股面值0.10港元的股份面值總額，加入董事會根據上文第乙(二)項決議案可能配發或有條件或無條件同意配發的股本面值總額內。」

承董事會命
愛達利網絡控股有限公司*
主席
José Manuel dos Santos

香港，二〇〇七年六月七日

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點
中華人民共和國澳門特別行政區
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
屈臣道二至八號
海景大廈B座
七樓七一三B室

本公司執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

本公司獨立非執行董事
崔世昌
盧景昭
馮祈裕

附註：

一、 凡有權出席股東週年大會並於會上投票的本公司股本中每股面值0.10港元股份(「股份」)的持有人，均可根據本公司的公司細則(「《公司細則》」)的規定，委派一位或以上代表代其出席大會，並代其投票。受委代表毋須為股份持有人(「股東」)。

「配售新股」指董事會於指定期間向於指定記錄日期名列股東名冊的股東按彼等當時的持股量提呈發售股份(惟董事會有權就零碎配額或就中華人民共和國香港特別行政區以外任何地區的法例或任何認可監管機構或任何證券交易所的規定的任何限制或責任，作出彼等認為必須或適宜的豁免或其他安排)。」

(丙)「**動議**：

(一) 一般及無條件批准本公司的董事會於有關期間內行使本公司所有權力，根據及按照所有適用法律及香港聯合交易所有限公司創業板證券上市規則的規定，購回本公司股本中每股面值0.10港元的股份(「股份」)；

(二) 本公司根據(一)段的批准於有關期間內購回的股份面值總額，不得超逾本決議案獲通過當日本公司已發行股本面值總額的10%，而本決議案(一)段的批准亦須受此限制；及

(三) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：

(一) 本公司下屆股東週年大會結束時；

(二) 任何適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；或

(三) 股份不時的正式登記持有人於股東大會上以普通決議案撤銷或修訂本決議案之日。」

減，削減股份溢價所產生的進賬撥入本公司的繳入盈餘賬中，根據《公司細則》及所有適用法例，本公司的董事（「董事」）可用以全數抵銷本公司於生效日期的累計虧損（「削減股份溢價」）；及

(二) 授權董事採取一切行動及事項，執行彼等全權酌情認為所需、合適或權宜之所有有關文件，致使削減股份溢價生效及／或實行削減股份溢價。

普通決議案

(乙)「**動議**：

(一) 在（三）段的規限下，一般及無條件批准本公司的董事會（「董事會」）於有關期間內行使本公司所有權力，以配發、發行及處置本公司股本中每股面值0.10港元的額外股份（「股份」），以及作出或授出或須行使該等權力的售股建議、協議及購股權；

(二) （一）段的批准授權董事會於有關期間內作出或授出或須於有關期間結束後行使該等權力的售股建議、協議及購股權；

(三) 董事會根據（一）段的批准所配發或有條件或無條件同意配發（不論是根據購股權或其他原因配發）的股本面值總額（不包括根據配售新股或因行使本公司於二○○二年十一月五日採納的購股權計劃下的認購權而發行者），不得超逾本決議案獲通過當日本公司已發行股本面值總額的20%，上述批准亦須受此限制；及

(四) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列三者中較早的日期止的期間：

(一) 本公司下屆股東週年大會結束時；

(二) 任何適用法律或本公司的公司細則規定本公司須舉行下屆股東週年大會的期限屆滿之日；

(三) 股份不時的正式登記持有人（「股東」）於股東大會上以普通決議案撤銷或修訂本決議案之日。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

股東週年大會通告

茲通告Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)(「本公司」)謹訂於二〇〇七年六月二十九日下午三時，假座中華人民共和國香港特別行政區(「香港」)銅鑼灣英皇道十八號香港銅鑼灣海景酒店舉行股東週年大會，以處理下列事項：

一、 作為一般事項，考慮並酌情通過下列決議案：

普通決議案

(甲) 接受及採納本公司截至二〇〇六年十二月三十一日止年度的經審核財務報表及董事及核數師報告；

(乙) 重選關鍵文為本公司執行董事；

(丙) 重選馮祈裕為本公司獨立非執行董事；

(丁) 授權本公司的董事會批准、確認及追認本公司執行董事José Manuel dos Santos、嚴康、關鍵文及羅嘉雯各自的更新服務合約；

(戊) 重新委任本公司來年的核數師，並授權本公司的董事會釐定其酬金。

二、 作為特別事項，考慮並酌情通過下列決議案為本公司的特別決議案(視情況而定)：

特別決議案

(甲) 「**動議**：

(一) 受百慕大一九八一年公司法第四十六(二)條(經修訂)所限及由本決議案通過當日(「生效日期」)起生效，本公司股份溢價賬的全數進賬額於生效日期削

* 僅供識別

根據服務合約支付予José Manuel dos Santos、嚴康、關鍵文及羅嘉雯各自的金額(不包括年終酌情花紅)每年分別為4,093,960港元、1,781,650港元、880,750港元及760,500港元，每年由薪酬委員會進行檢討。任何年薪的增幅應由薪酬委員會及董事會就每個財政年度進行檢討，任何年薪的增幅不得超過該名執行董事薪金的10%，而該等服務合約有關各方不可就董事會作出有關彼的任何決定投票或計入法定人數內。

每名執行董事可獲發額外第十三個月月薪及年終酌情花紅，該等金額乃按本集團除税及少數股東權益後但未計非經常項目前，經審核綜合盈利的某一百分比(由董事會釐定)計算，惟該財政年度應付的花紅總額不得超過該經審核綜合盈利的10%。

每名執行董事亦可享有僱員福利計劃及將會償付所有合理開支。支付予所有董事的年終花紅的總額不得超過同一財政年度除税及少數股東權益後但未計非經常項目前，經審核綜合盈利的10%。執行董事的薪酬經公平磋商並參考當時市場薪酬釐定，本公司認為該薪酬合理。

服務合約可由訂約方向對方發出六個月的事先書面通知予以終止，而通知屆滿日期不得早於該名董事固定任期屆滿之日。

獨立非執行董事

馮祈裕

馮祈裕，現年五十四歲，於二〇〇四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面累積逾二十年經驗。彼於過去三年並無擔任上市公司董事職務，且與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。於最後實際可行日期，彼於210,000股股份中擁有權益（定義見《證券及期貨條例》第十五部），佔本公司已發行股本約0.03%。

馮祈裕於二〇〇七年三月九日與本公司訂立服務合約，年期由二〇〇六年九月三十日起計，為期兩年；此後一直存續，直至本公司或馮祈裕向對方發出不少於三個月的書面通知終止有關服務合約為止。

根據服務合約，馮祈裕可獲發定額董事袍金。根據服務合約支付的金額每年為120,000港元。該年度薪酬由雙方參考當時市場薪酬協定，而本公司認為數額合理。

並無其他有關其重選而根據《創業板上市規則》第17.50(二)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

執行董事的服務合約

執行董事José Manuel dos Santos、嚴康、關鍵文及羅嘉雯各自的服務合約已於二〇〇七年上半年度更新，並建議於股東週年大會上追認。根據該等服務合約，執行董事可獲發定額月薪、額外第十三個月月薪、董事袍金，以及年終酌情花紅。

重選董事

根據《公司細則》，馮祈裕將於股東週年大會上退任，惟彼符合資格並願意膺選連任。為遵守《守則》，關鍵文將於股東週年大會上退任，惟彼符合資格並願意膺選連任。

執行董事

關鍵文

關鍵文，現年四十二歲，於一九九九年十二月十四日首次獲委任為執行董事。彼為本集團總經理，負責銷售及推廣。彼於一九八五年加入捷朗菱電訊有限公司(於澳門註冊成立的有限公司)為工程師，其後轉往從事推廣工作。彼於一九九二年七月八日加入愛達利電訊(該公司的資產及負債已於一九九八年七月一日轉讓Vodatel Holdings Limited(於英屬維爾京群島註冊成立為有限公司，為本公司的全資直接附屬公司))，出任銷售經理一職。彼於一九九四年被擢升為總經理。於二○○六年七月十九日前，彼為AGTech Holdings Limited亞博科技控股有限公司*(於百慕大註冊成立的有限公司，股本中每股0.002港元的股份於創業板上市)的非執行董事。除上文所披露者外，彼於過去三年並無於其他上市公司擔任董事職務，且與本公司任何董事、高級管理人員、主要股東或控股股東並無關連。於最後實際可行日期，彼於12,262,500股股份中擁有權益(定義見《證券及期貨條例》第十五部)，佔本公司已發行股本約2.00%。

關鍵文於二○○七年二月十五日與本公司訂立服務合約，年期由二○○七年二月十二日起計，為期一年半；此後一直存續，直至本公司或關鍵文向對方發出不少於六個月的書面通知終止有關服務合約為止。

根據服務合約，關鍵文可獲發定額月薪、額外第十三個月月薪、董事袍金，以及年終酌情花紅。根據服務合約支付的金額每年為880,750港元，須由薪酬委員會每年進行審閱。支付予全體董事的年終花紅的總額，不得超逾該財政年度經審核綜合除税及少數股東權益後但未計非經常項目前盈利10%。該年度薪酬由雙方參考當時市場薪酬協定，而本公司認為數額合理。並無其他有關其重選而根據《創業板上市規則》第17.50(二)(h)至(v)條須予披露的資料。除本通函所披露者外，並無任何其他事宜須敦請股東注意。

* 僅供識別

以ERL的股權為基準及純粹按購回授權被全面行使計算，ERL或須根據《收購守則》第二十六條提出強制性全面收購建議。如可能導致須根據《收購守則》提出任何強制性收購建議，董事現時無意行使購回授權。

九、本公司購回股份

於過去六個月，本公司並無在創業板或透過其他途徑，購回任何證券。

十、股份價格

於最後實際可行日期前十二個月，股份在創業板錄得的每月最高及最低股價如下：

	股份	
	最高價	最低價
	港元	港元
二〇〇六年		
六月	0.135	0.115
七月	0.120	0.100
八月	0.117	0.082
九月	0.120	0.085
十月	0.123	0.091
十一月	0.200	0.132
十二月	0.140	0.120
二〇〇七年		
一月	0.182	0.115
二月	0.190	0.150
三月	0.235	0.130
四月	0.218	0.160
五月	0.395	0.190
六月(至最後實際可行日期)	0.340	0.335

四、購回股份的地位

《創業板上市規則》規定，所有購回股份的上市地位將自動取消，而有關股票亦須註銷及毀滅。根據百慕大法律，已購回的股份將被視作已註銷論，而其已發行股本(而非法定股本)亦將因而減少。

五、行使購回授權的影響

全面行使購回授權或會對本公司的營運資金或資產負債情況構成重大不利影響(相對於本公司截至二○○六年十二月三十一日止年度的經審核賬目所披露者)。然而，倘董事認為行使購回授權將會對本公司不時具備的營運資金或資本負債水平構成重大不利影響，則董事不擬行使購回授權。

六、權益披露

各董事及(就彼等在作出一切合理查詢後所知)彼等各自的聯繫人，現時均無意於購回授權獲行使後出售任何股份予本公司。

各關連人士並無知會本公司，彼等目前有意在購回授權獲行使後出售股份予本公司，亦無承諾不會作出此舉。

七、董事承諾

董事已向聯交所承諾，在適用的情況下，彼等將按照《創業板上市規則》及百慕大適用法律的規定，行使購回授權。

八、《收購守則》的後果

倘購回股份會導致某位股東在本公司的投票權所佔權益比例增加，則根據《收購守則》，該項增幅將被視為收購事項處理。因此，任何一名股東或一群行動一致的股東將可獲得或鞏固其於本公司的控制權(取決於股東權益的增幅)時，須根據《收購守則》第二十六條及第三十二條提出強制收購建議。

於最後實際可行日期，ERL持有293,388,000股股份，合共相當於本公司已發行股本47.80%。倘根據購回授權下的購回權力被全面行使，並假設本公司的已發行股本及ERL的現有股權並無變動，ERL的股權將增至佔本公司已發行股本約53.11%。

本附錄是就將於股東週年大會上提呈有關批准購回授權的決議案而致予全體股東的說明函件。

本說明函件載有《創業板上市規則》第13.08條規定須提供的資料，現載述如下：

一、行使購回授權

於最後實際可行日期，本公司的已發行普通股股本包括613,819,000股股份。

待第二(丙)項決議案在股東週年大會上獲通過後，並假設本公司在股東週年大會舉行前再無發行或購回任何股份，亦無任何根據本公司於二○○二年十一月五日採納的購股權計劃授出惟尚未行使的購股權(如有)獲行使，則本公司可根據購回授權購回最多達61,381,900股股份。

二、進行購回的原因

董事相信，董事會獲股東授予一般授權，使本公司得以在市場上購回股份，符合本公司及各股東的整體最佳利益。購回股份事項僅會在董事認為其整體上有利於本公司及各股東的情況下進行。購回股份事項或可提高本公司及其資產的淨值及／或每股盈利，惟視乎當時的市場情況及資金安排而定，且僅會在董事認為其整體上有利於本公司及各股東的情況下進行。

三、購回的資金

在購回股份時，本公司僅可利用根據本公司組織章程大綱、《公司細則》及百慕大適用法律規定可合法作此用途的資金。上市公司不得以現金以外的代價或創業板不時有效的交易規則所規定以外的結算方式在創業板購回本身的股份。

現建議進行任何購回股份的資金將從購回股份時繳足股款的資金、本公司可供作股息或分派的資金或新發行股份的所得款項，以及(如於該等購回時支付任何溢價)從本公司可供作股息或分派的資金或本公司的股份溢價賬中撥付。購回股份的前提為，於進行購回的日期，並無合理理由相信本公司當時或於進行購回後將無能力償還到期的債務。

投票表決

任何在股東週年大會上提呈投票表決的決議案均須以舉手方式表決，除非(在宣佈舉手投票結果之前或當時，或在任何其他有關投票表決的要求獲撤銷時)以下人士要求以投票方式表決：

一、股東週年大會主席；或

二、最少三名當時有權在股東週年大會上投票的股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)；或

三、佔全體有權在股東週年大會上投票的股東的投票權總額不少於十分之一的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)；或

四、持有獲賦予股東週年大會投票權的股份的一名或多名股東(不論是親身(或如股東為法人團體，則其正式授權代表)或委託代表出席大會)，而該等股份的實繳股款總額不少於全部獲賦予有關權利的股份的實繳股款總額十分之一。

在投票表決時，股東可親身或委派代表投票。

推薦意見

董事認為，本通函所載的各項建議均符合本公司及各股東的整體最佳利益，故建議全體股東投票贊成將於股東週年大會上提呈的所有決議案。

此致

列位股東　台照

承董事會命
主席
José Manuel dos Santos
謹啟

二〇〇七年六月七日

重選董事及建議董事服務條款

根據《公司細則》，馮祈裕將於股東週年大會上退任，惟彼符合資格並願意膺選連任。此外，為遵守《守則》，關鍵文將於股東週年大會上退任，惟符合資格並願意膺選連任。

各執行董事的服務合約已於二〇〇七年上半年予以更新。董事會建議，股東務須考慮及根據《公司細則》的規定酌情授權同意經更新條款項下的董事服務條款。

重選的董事與本公司概無訂立須作補償(法定賠償除外)方可於一年內終止的服務合約。

有關馮祈裕、關鍵文及有關執行董事更新服務合約的詳情載於本通函附錄二。

股東週年大會

股東週年大會詳情如下：

日期：　二〇〇七年六月二十九日

時間：　下午三時

地點：　香港銅鑼灣英皇道十八號香港銅鑼灣海景酒店

通告載於本通函第十五至第十九頁。隨附股東週年大會適用的代表委任表格。無論　閣下會否出席股東週年大會，務請　閣下盡快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓)及無論如何必須於股東週年大會指定舉行時間四十八小時前交回。在交回代表委任表格後，　閣下仍可親身出席股東週年大會(或其任何續會)，並於會上投票。

息。董事會相信，削減股份溢價符合本公司及其股東的整體利益。董事會目前並無打算向股東宣派股息。任何建議派付的股息將於有關時間參考(其中包括)當時的市場情況及本集團的財政表現而釐定。

削減股份溢價的影響

削減股份溢價並不會影響本公司相關資產、負債、業務經營、管理或財政狀況(所產生的不重大有關開支除外)。

削減股份溢價的條件

削減股份溢價須待以下條件履行後方可作實：

一、於股東週年大會上通過特別決議案以批准削減股份溢價；

二、遵守百慕大一九八一年《公司法》第四十六(二)條，包括(甲)於百慕大刊發有關削減股份溢價的通告，及(乙)董事確認，於生效日期，概無合理理由相信本公司當時或於削減股份溢價後無能力償還到期的債務。

假設上述條件獲得履行，預期削減股份溢價將於股東週年大會(大會上股東通過批准削減股份溢價的相關特別決議案)舉行當日生效。

發行及購回股份之一般授權

於股東週年大會上，本公司將會透過普通決議案形式，建議授予董事一般授權，以一、購回股份，惟其面值總額不得超逾有關普通決議案獲通過當日本公司已發行股本面值總額10%；及二、配發、發行及以其他方式處置不超逾有關普通決議案獲通過當日本公司已發行股本面值總額20%及本公司已購回股份面值(最多達有關普通決議案獲通過當日本公司已發行股本面值總額10%)的股份。發行新股份須待聯交所批准有關新股份上市及買賣後方可作實。

根據《創業板上市規則》，特別是第13.08條規定而提供載列購回授權資料的說明函件，載於本通函附錄一。此說明函件向　閣下提供資料，以便　閣下就投票贊成或反對有關購回授權的決議案作出知情決定。

緒言

本通函旨在向　閣下提供將於二○○七年六月二十九日下午三時假座香港銅鑼灣英皇道十八號香港銅鑼灣海景酒店舉行的股東週年大會上提呈的決議案的資料。如有關決議案獲批准，則本公司將可(其中包括)：

一、於生效日期(如本通函「削減股份溢價」一節所述)削減本公司股份溢價賬的全數進賬額；

二、購回不超逾有關決議案獲通過當日的已發行股份面值總額10%的股份；

三、發行新股份，相等於有關決議案獲通過當日已發行股份20%及本公司根據上文二、段所載的購回授權購回的股份；及

四、重選若干董事及批准更新與若干董事的服務合約的一般條款。

削減股份溢價

於股東週年大會上，將建議於生效日期削減本公司股份溢價賬的全數進賬額。

於最後實際可行日期，本公司股份溢價賬的未經審核進賬額預計約為97,676,000港元。根據於二○○六年十二月三十一日本公司的經審核財務報表，本公司股份溢價賬的進賬額為97,676,000港元，其累計虧損為67,164,000港元。建議根據削減股份溢價及受下文所載條件達成所規限，本公司股份溢價賬的全數進賬額於生效日期削減，削減股份溢價所產生的進賬撥入本公司繳入盈餘賬中，根據《公司細則》及所有適用法例用以全數抵銷本公司於生效日期的累計虧損。於最後實際可行日期，本公司未經審核的繳入盈餘賬預計約為73,718,000港元。

削減股份溢價的原因

削減股份溢價賬的進賬額並將該金額撥入本公司繳入盈餘賬，將全數抵銷本公司累計虧損。董事會認為，這將使本公司更靈活地及在董事會認為適當時，盡快向其股東宣派股

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點
澳門
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
屈臣道二至八號
海景大廈B座
七樓七一三B室

敬啟者：

通告
發行及購回股份的一般授權、
削減股份溢價
及
重選董事

* 僅供識別

「削減股份溢價」	指	建議於載列於本通函的生效日期削減本公司股份溢價賬的全數進賬額
「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「《收購守則》」	指	根據《證券及期貨事務監察委員會條例》第三條設立並根據《證券及期貨條例》第三條持續存在的證券及期貨事務監察委員會核准(不時予以修訂)的《公司收購及合併守則》

「憲報指定報章」	指	香港政府政務司司長就不時予以修訂的《公司條例》(香港法例第三十二章)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「最後實際可行日期」	指	二〇〇七年六月五日，即本通函付印前為確定本通函所載的若干資料而言的最後實際可行日期
「澳門」	指	中國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「股東」	指	股份持有人
「通告」	指	召開股東週年大會的通告
「中國」	指	中華人民共和國
「薪酬委員會」	指	本公司的薪酬委員會
「購回授權」	指	建議按通告所載條款授予董事，有關行使本公司權力購回股份的一般授權
「《證券及期貨條例》」	指	不時予以修訂的《證券及期貨條例》(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值0.10港元的股份

在本通函內(不包括通告)，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二○○七年六月二十九日下午三時，假座香港銅鑼灣英皇道十八號香港銅鑼灣海景酒店召開及舉行的股東週年大會
「聯繫人」	指	《創業板上市規則》所定義者
「英屬維爾京群島」	指	英屬維爾京群島
「《公司細則》」	指	本公司的現有公司細則
「《守則》」	指	《創業板上市規則》附錄十五所載的企業管治常規守則的守則條文
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「關連人士」	指	《創業板上市規則》所定義者
「控股股東」	指	任何有權在本公司的股東大會上行使或控制行使30%或以上(或《收購守則》不時規定會觸發強制性公開要約所需的其他百分比)投票權的人士或一組人士，或有能力控制組成董事會的大部分成員的任何一名或一組人士
「董事」	指	本公司的董事
「生效日期」	指	削減股份溢價的生效日期，即股東週年大會當日，大會上股東通過批准削減股份溢價的相關特別決議案
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司

* 僅供識別

目　錄

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的股份全部出售或轉讓，應立即將本通函及隨附的代表委任表格送交買主，或經手買賣或轉讓的承讓人或銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

通告
發行及購回股份的一般授權、
削減股份溢價
及
重選董事

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

通告載於本通函第十五至第十九頁。無論股東能否出席股東週年大會，務請盡快按照隨附的代表委任表格上所印列的指示填妥代表委任表格，並交回本公司的股份過戶登記處香港分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓)及無論如何必須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會(或其任何續會)，並於會上投票。

本通函將於刊登日期後在創業板網頁www.hkgem.com「最新公司公告」一頁刊登最少七日及於www.vodatelsys.com刊登。

請注意本通函的英文版本與中文版本如有任何歧異，概以英文版本為準。

* 僅供識別

二〇〇七年六月七日

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

FIRST QUARTER REPORT

2007

* *for identification purpose only*

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD

— Due to many projects still under installation and implementation, turnover for the Three-Month Period amounted to HK$72,283,000

— Despite operating loss of HK$6,021,000, attributable to reversal of tax overprovided and gain from the disposal of certain assets and subsidiaries of TCM, the Group reported net profit of HK$39,324,000

— Equity base of the Group improved considerably from HK$39,520,000 to HK$86,605,000

— Orders on hand of over HK$77,000,000 as at 31st March, 2007

— Successfully disposed certain assets of the subsidiary in the Netherlands and the subsidiaries in Finland and Spain

— Timor Telecom S.A. passed a resolution to pay out dividends of approximately HK$2,700,000 to the Group

— The Board does not recommend payment of a dividend for the Three-Month Period

FIRST QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period as follows:

	Note	**Three-Month Period (Unaudited) HK$'000**	Three months ended 31st March, 2006 (Unaudited) HK$'000 (restated)
Continuing operations			
Revenue		**72,283**	120,919
Cost of sales		**(61,839)**	(104,368)
Gross profit		**10,444**	16,551
Selling, marketing costs and administrative expenses		**(17,424)**	(15,838)
Other gains - net		**959**	473
Operating (loss)/profit		**(6,021)**	1,186
Finance income		**472**	644
Finance costs		**(6)**	(147)
Finance income-net		**466**	497
Share of gains of associates		**44**	51
(Loss)/profit before income tax		**(5,511)**	1,734
Income tax credit	1	**14,616**	13,401
Profit for the period from continuing operations		**9,105**	15,135
Discontinued operations			
Profit/(loss) for the period from discontinued operations	2	**30,219**	(6,335)
Profit for the period		**39,324**	8,800

	Note	**Three-Month Period (Unaudited) HK$'000**	Three months ended 31st March, 2006 (Unaudited) HK$'000 (restated)
Attributable to:			
Equity holders of the Company		**39,421**	10,813
Minority interest		**(97)**	(2,013)
		39,324	8,800
Earnings per Share for profit from continuing operations attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**1.50**	2.79
— diluted	3	**Not applicable**	Not applicable
Earnings/(loss) per Share for profit/(loss) from discontinued operations attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**4.92**	(1.03)
— diluted	3	**Not applicable**	Not applicable
Earnings per Share for profit attributable to the equity holders of the Company during the Three-Month Period (expressed in HK cents)			
— basic	3	**6.42**	1.76
— diluted	3	**Not applicable**	Not applicable
Dividends		**—**	—

Notes:

1. **Income tax credit**

   Hong Kong profits tax was provided at the rate of 17.5% (three months ended 31st March, 2006: 17.5%) on the estimated assessable profit for the Three-Month Period. Taxation on overseas profits was calculated on the estimated assessable profit for the Three-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **Discontinued operations**

   During the Three-Month Period, the Group disposed its interests in Voxtel Finland Oy (incorporated in Finland with limited liability and an indirectly owned subsidiary of the Company before disposal) and Servicios Telefónicos de Audiotex, Sociedad Anónima (incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company before disposal), and certain assets in TeleConcept Multimedia B.V. (incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company).

3. **Earnings/(loss) per Share**

   (a) **Basic**

   Basic earnings/(loss) per Share was calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of Shares in issue during the Three-Month Period.

	Three-Month Period	Three months ended 31st March, 2006
Continuing operations		
Profit attributable to equity holders of the Company (HK$'000)	**9,202**	17,148
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**1.50**	2.79
Discontinued operations		
Profit/(loss) attributable to equity holders of the Company (HK$'000)	**30,219**	(6,335)
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings/(loss) per Share (HK cents)	**4.92**	(1.03)
Total		
Profit attributable to equity holders of the Company (HK$'000)	**39,421**	10,813
Weighted average number of Shares in issue (thousands)	**613,819**	613,819
Basic earnings per Share (HK cents)	**6.42**	1.76

(b) Diluted

No diluted earnings per Share for the Three-Month Period was presented as there were no options, warrants or other convertible instruments in issue as at 31st March, 2007. No diluted earnings/(loss) per Share for the three months ended 31st March, 2006 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

4. Reserves

	Capital redemption reserve HK$'000	Available-for-sale investments reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Statutory reserve HK$'000	Total HK$'000	Accumulated losses HK$'000
Balance as at 1st January, 2006	702	(7,526)	35,549	248	49	29,022	(65,348)
Revaluation	–	(3,310)	–	–	–	(3,310)	–
Currency translation differences	–	–	–	113	–	113	–
Profit for the three months ended 31st March, 2006	–	–	–	–	–	–	10,813
Balance as at 31st March, 2006	702	(10,836)	35,549	361	49	25,825	(54,535)
Balance as at 1st January, 2007	702	(11,536)	35,549	(416)	49	24,348	(149,447)
Revaluation	–	8,417	–	–	–	8,417	–
Currency translation differences	–	–	–	(652)	–	(652)	–
Profit for the Three-Month Period	–	–	–	–	–	–	39,421
Balance as at 31st March, 2007	702	(3,119)	35,549	(1,068)	49	32,113	(110,026)

REVIEW OF BUSINESS ACTIVITIES

During the Three-Month Period, business activities in Macao remained strong and robust, allowing the Group to capture new contracts and with orders on hand of over HK$45,000,000 as at 31st March, 2007. As a solution provider of systems in the areas of structured cabling, surveillance, trunking radio, networking and access control, today, the Group not only is one of the major solution providers of the Government of Macao, but also provides selected solutions to five of the six gaming operators in Macao.

In the PRC, focus remained in the provision and support of infrastructural needs for customers with projects completed during the Three-Month Period included the contracts from telecommunications service providers in Liaoning and Shanghai and customers in selected vertical markets, for example insurance industry, in Fujian. During the Three-Month Period, in addition to securing over HK$25,000,000 of orders from telecommunications service providers in the provinces of Guangdong, Guizhou and Hebei, the Group has also successfully secured over HK$7,000,000 of services contracts from telecommunications bureaus in the provinces of Guangdong, Jiangxi, Jilin and Hunan, municipality of Chongqing and autonomous region of Guangxi.

With respect to TSTSH, during the Three-Month Period, TSTSH concentrated on the final acceptance test with respect to the installation of the customer network management system for Guangdong China Telecom and the integrated fault management system for Xinjiang China Telecom. In marketing, TSTSH was in active negotiations with different telecommunications service providers in the provinces of Jiangsu and Guangdong to sell and install the upgraded version of the customer network management system and new modules of the operation support system, including the web-based maintenance centre module and the government agency and enterprise customer service management module, worth over HK$2,600,000.

In the international front, in line with the business decision to exit invested assets that offered limited long-term growth potential, during the Three-Month Period, the Group successfully sold the subsidiaries in Finland and Spain and certain assets of the subsidiary in the Netherlands for a total consideration of €440,000 (approximately HK$4,586,000) and a loan waiver. With the disposal of all these assets/subsidiaries, TCM is in the process of working out resolutions with creditors in the subsidiaries in the Netherlands and Germany to settle all outstanding liabilities, which in the event of failure to work out settlement with the creditors, insolvency proceedings and/or liquidation of the subsidiaries in the Netherlands and Germany may effect.

With respect to our 16% equity participation in Timor Telecom S.A. at the board meeting held at the end of March, 2007, a resolution to pay out dividends to the shareholders has been passed. Total dividend of approximately HK$2,700,000 was received by the Group during early April, 2007.

REVIEW OF OPERATING RESULTS

In view of the nature of the revenue base of the Group deriving from projects, as a result of many projects still under installation and implementation, turnover for the Three-Month Period amounted to a mere HK$72,283,000, representing a decrease of 40.22% over the same period last year. Despite improvement of gross profit margin from 13.69% to 14.44%, ascribed to a lower turnover for the Three-Month Period and increase in salary expenses in Macao due to tight human resources, an operating loss of HK$6,021,000 was recognised. Nevertheless, with the reversal of income tax provision overprovided in earlier years and the gain from the disposal of certain assets and subsidiaries of TCM, the Group reported net profit of HK$9,105,000 for its continuing operations and HK$39,324,000 for the Group respectively.

The Group has limited external borrowings, as evidenced by low finance costs of HK$6,000 for the Three-Month Period. Subsequent to the reversal of tax overprovided and the disposal of certain assets and subsidiaries of TCM, equity base of the Group improved considerably from HK$39,520,000 to HK$86,605,000.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATION

As at 31st March, 2007, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/founder of a discretionary trust (Note 1)	293,388,000	47.80%
Yim Hong	Personal (Note 2)	7,357,500	1.20%
Kuan Kin Man	Personal (Note 3)	12,262,500	2.00%
Monica Maria Nunes	Personal (Note 4)	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note 5)	210,000	0.03%

Notes:

1. As at 31st March, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos were the discretionay objects and which assets included a controlling stake of 47.80% of the issued share capital of the Company.

2. The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

3. The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

4. The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

5. The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at 31st March, 2007, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note 1)	293,388,000	47.80%
LRL	Corporate interest (Note 1)	293,388,000	47.80%
Lei Hon Kin (Note 2)	Family interest	293,388,000	47.80%

Notes:

1. As at 31st March, 2007, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

2. Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

As at 31st March, 2007, none of the Directors, senior management, any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Group and who is (or are) able, as a practical matter, to direct or influence the management of the Company or Substantial Shareholders or any of their respective Associates have any interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company did not redeem any of the Shares during the Three-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Three-Month Period.

DEFINITIONS

"Associate"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Directors"	the directors of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) by the Chief Secretary for Administration of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Germany"	The Federal Republic of Germany
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Spain"	The Kingdom of Spain

"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"Three-Month Period"	the three months ended 31st March, 2007
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subidiary of the Company
"€"	Euro, the lawful currency of the European Union

By order of the Board
José Manuel dos Santos
Chairman

Macao, 14th May, 2007

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-Executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This report, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

第一季度報告

二〇〇七

* *僅供識別*

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間業務及財務摘要

— 由於多項工程仍屆安裝及實施階段，故三個月期間的營業額達72,283,000港元

— 儘管錄得經營虧損6,021,000港元，乃由於撥回稅項超額撥備以及出售歐洲公司的若干資產及附屬公司所致，本集團錄得純利39,324,000港元

— 本集團的股本基礎由39,520,000港元大幅改善至86,605,000港元

— 於二〇〇七年三月三十一日的手頭訂單超過77,000,000港元

— 成功出售荷蘭附屬公司的若干資產，以及芬蘭及西班牙附屬公司

— Timor Telecom S.A.通過一項決議案向本集團派付約2,700,000港元的股息

— 董事會不建議就三個月期間派付股息

第一季業績

董事會欣然提呈本集團三個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至二〇〇六年三月三十一日止三個月 (未經審核) 千港元 (經重列)
持續經營業務			
收益		**72,283**	120,919
銷售成本		**(61,839)**	(104,368)
毛利		**10,444**	16,551
銷售、市場推廣及行政費用		**(17,424)**	(15,838)
其他收益－淨額		**959**	473
經營(虧損)／溢利		**(6,021)**	1,186
融資收入		**472**	644
融資成本		**(6)**	(147)
融資收入－淨額		**466**	497
應佔聯營公司盈利		**44**	51
除所得稅前(虧損)／溢利		**(5,511)**	1,734
所得稅減免	一	**14,616**	13,401
持續經營業務期間溢利		**9,105**	15,135
終止經營業務			
終止經營業務期間溢利／(虧損)	二	**30,219**	(6,335)
期間溢利		**39,324**	8,800

	附註	三個月期間 (未經審核) 千港元	截至 二ＯＯ六年 三月三十一日 止三個月 (未經審核) 千港元 (經重列)
應佔：			
本公司權益持有人		**39,421**	10,813
少數股東權益		**(97)**	(2,013)
		39,324	8,800
三個月期間內本公司權益持有人應佔持續經營業務溢利的每股盈利(以港仙為單位)			
一基本	三	**1.50**	2.79
一攤薄	三	**不適用**	不適用
三個月期間內本公司權益持有人應佔終止經營業務溢利／(虧損)的每股盈利／(虧損)(以港仙為單位)			
一基本	三	**4.92**	(1.03)
一攤薄	三	**不適用**	不適用
三個月期間內本公司權益持有人應佔每股盈利(以港仙為單位)			
一基本	三	**6.42**	1.76
一攤薄	三	**不適用**	不適用
股息		**—**	—

附註：

一、所得稅減免

香港利得稅按照三個月期間估計應課稅溢利以稅率17.5%（截至二〇〇六年三月三十一日止三個月：17.5%）提撥準備。海外溢利之稅款按照三個月期間估計應課稅溢利依本集團經營業務地區之現行稅率計算。

二、已終止業務

於三個月期間，本集團出售其於Voxtel Finand Oy（於芬蘭註冊成立的有限公司並於出售前為本公司的間接全資附屬公司）以及Servicios Telefónicos de Audiotex, Sociedad Anónima（於西班牙註冊成立的有限公司並於出售前為本公司的間接全資附屬公司）的權益，以及於TeleConcept Multimedia B.V.（於荷蘭註冊成立的有限公司並為本公司的間接全資附屬公司）的若干資產。

三、每股盈利／（虧損）

（甲）基本

每股基本盈利／（虧損）根據本公司權益持有人應佔溢利／（虧損），除以三個月期間內已發行股份的加權平均數計算。

	三個月期間	截至二〇〇六年三月三十一日止三個月
持續經營業務		
本公司權益持有人應佔溢利（千港元）	**9,202**	17,148
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利（港仙）	**1.50**	2.79
終止經營業務		
本公司權益持有人應佔溢利／（虧損）（千港元）	**30,219**	(6,335)
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利／（虧損）（港仙）	**4.92**	(1.03)
總計		
本公司權益持有人應佔溢利（千港元）	**39,421**	10,813
已發行股份的加權平均數目（千股）	**613,819**	613,819
每股基本盈利（港仙）	**6.42**	1.76

(乙) 攤薄

由於在二〇〇七年三月三十一日，本公司並無已發行的購股權、認股權證或其他可換股工具，故並無呈列三個月期間每股攤薄盈利。由於行使本公司未行使之購股權將有反攤薄作用，故並無呈列截至二〇〇六年三月三十一日止三個月的每股攤薄盈利／(虧損)。

四、 儲備

	資本贖回儲備	可供出售財務資產儲備	合併儲備	換算儲備	法定儲備	合計	累計虧損
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇六年一月一日的結餘	702	(7,526)	35,549	248	49	29,022	(65,348)
重估	–	(3,310)	–	–	–	(3,310)	–
外幣換算差額	–	–	–	113	–	113	–
截至二〇〇六年三月三十一日止三個月期間溢利	–	–	–	–	–	–	10,813
於二〇〇六年三月三十一日的結餘	702	(10,836)	35,549	361	49	25,825	(54,535)
於二〇〇七年一月一日的結餘	702	(11,536)	35,549	(416)	49	24,348	(149,447)
重估	–	8,417	–	–	–	8,417	–
外幣換算差額	–	–	–	(652)	–	(652)	–
三個月期間股東應佔溢利	–	–	–	–	–	–	39,421
於二〇〇七年三月三十一日的結餘	702	(3,119)	35,549	(1,068)	49	32,113	(110,026)

業務回顧

於三個月期間，澳門的業務仍然表現強勁，讓本集團可獲取新合約，於二〇〇七年三月三十一日手頭訂單超過45,000,000港元。作為結構佈線、監察、無線電話、數據網絡及進出管控範疇系統的解決方案供應商，本集團不僅為澳門政府的其中一家主要解決方案供應商，亦為澳門六家博彩運營商中之五家提供經選取的解決方案。

在中國，業務仍集中於提供及支援客戶的基建需要，於三個月期間內完成的項目計有遼寧及上海電訊服務運營商以及縱向市場(如福建的保險業)客戶的合約。於三個月期間內，除自廣東、貴州及河北省份電訊服務運營商取得超過25,000,000港元的訂單外，本集團亦成功向廣東、江西、吉林、湖南、重慶市及廣西壯族自治區的電訊局取得超過7,000,000港元的服務合約。

就泰思通而言，於三個月期間內，泰思通專注於為廣東中國電信安裝客戶網絡管理系統以及為新疆中國電信的綜合故障管理系統作出最後的驗收測試。就市場推廣方面，泰思通積極與江蘇及廣東省的不同電訊服務運營商進行磋商，以出售及安裝大客戶網管系統的升級版本以及操作支援系統的新模塊，包括網上維護中心系統以及價值超過2,600,000港元的政企客戶柔性服務系統。

在國際業務方面，為配合退出提供有限長遠增長潛力的被投資資產的商業決定，於三個月期間內，本集團成功出售於芬蘭及西班牙的附屬公司以及於荷蘭的若干資產，總代價為440,000歐元(約4,586,000港元)以及豁免貸款。隨著出售全部該等資產／附屬公司，歐洲公司正與荷蘭及德國附屬公司的債權人作出決議，以清償所有未償負債，倘若無法與債權人作出解決方案，進行無力償債法律程序及／或荷蘭及德國的附屬公司清盤或會生效。

就本公司參與Timor Telecom S.A.的16%的股本而言，於二〇〇七年三月底舉行的董事會會議上，一項向股東派付股息的決議案已獲通過。本集團於二〇〇七年四月初已收取總股息約2,700,000港元。

經營業績回顧

基於本集團自項目所衍生的收益基礎的性質，由於多個項目仍屆安裝及實施階段，三個月期間的營業額僅達72,283,000港元，較去年同期減少40.22%。雖然毛利率由13.69%增至14.44%，但是由於三個月期間較低的營業額以及因緊縮的人力資源導致澳門的薪金開支增加，仍然錄得6,021,000港元的虧損。然而，隨著撥回於過往年度作出的稅項超額撥備，以及自出售歐洲公司若干資產及附屬公司的收益，本集團就其持續經營業務及為本身分別錄得9,105,000港元及39,324,000港元的純利。

本集團具備有限度的外部借款，其三個月期間的低融資成本6,000港元可作證明。於撥回稅項超額撥備及歐洲公司若干資產及附屬公司後，本集團的股本基礎由39,520,000港元大幅改善至86,605,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇七年三月三十一日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.67條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益／全權信託的創辦人(附註一)	293,388,000	47.80%
嚴康	個人(附註二)	7,357,500	1.20%
關鍵文	個人(附註三)	12,262,500	2.00%
羅嘉雯	個人(附註四)	2,452,500	0.40%
馮祈裕	個人(附註五)	210,000	0.03%

附註：

一、於二〇〇七年三月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.8%的控股股權。

二、嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

三、關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

四、羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

五、馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

主要股東於股份及相關股份中的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於二○○七年三月三十一日下列佔本公司已發行股本中5%或以上的主要股東權益。該等權益為上文所披露董事及行政總裁所擁有者以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益(附註一)	293,388,000	47.80%
LRL	公司權益(附註一)	293,388,000	47.80%
李漢健(附註二)	家族權益	293,388,000	47.80%

附註：

一、 於二○○七年三月三十一日，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

二、 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

競爭業務

於二○○七年三月三十一日，董事、高級管理層或任何有權在本集團股東大會上行使或控制行使5%或以上投票權，及實際上有能力指示或影響本公司管理層或主要股東或其任何各自的聯繫人的人士或一組人士，概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

證券買賣或贖回

本公司於三個月期間並無贖回任何股份，而本公司或其附屬公司於三個月期間亦無購買或出售任何股份。

釋義

「聯繫人」	指	具有創業板上市規則賦予的含義
「相聯法團」	指	一、 身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五份之一的法團，惟非本公司附屬公司
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國

「憲報指定報章」	指	香港政府政務司司長就不時予以修訂的香港法例第三十二章《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「德國」	指	德意志聯邦共和國
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「主版」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國

「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「三個月期間」	指	截至二○○七年三月三十一日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「歐元」	指	歐洲聯盟法定貨幣歐元

承董事會命
主席
José Manuel dos Santos

澳門，二○○七年五月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold or transferred *all your Shares, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

This circular will remain on the "Latest Company Announcements" page of the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *for identification purpose only*

23rd April, 2007

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement"	the heads of agreement entered into between the Purchasers and TCM on 30th March, 2007
"Associate"	has the same meaning ascribed thereto in the GEM Listing Rules
"Associated Corporations"	corporations: 1. which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or 2. (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Audit Committee"	the audit committee of the Company
"Board"	the board of the Directors
"BVI"	British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Completion Date"	the date of signing of a final sale and purchase agreement for the acquisition of the Sale Shares, being 18th April, 2007
"Connected Persons"	a Director, Chief Executive, Substantial Shareholder or Management Shareholder or any of its subsidiaries or an Associate of any of them
"CPPCC"	Chinese People's Political Consultative Conference
"Directors"	the directors of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability

"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers which were, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"GVDL"	廣州市愛達利發展有限公司 (Guangzhou Vodatel Development Limited*), incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited, the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries)
"Intercompany Loans"	the amount due from TCM to STASA on Completion Date, which as at 31st December, 2006, amounted to approximately €1,742,000 (approximately HK$18,164,000)
"IVR"	interactive voice response
"Latest Practicable Date"	20th April, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC (not applicable to the Macao Chamber of Commerce and the Macao Junior Chamber of Commerce)

"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Management Shareholder(s)"	any person who is (or a group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meetings of the Company and who is (or are) able, as a practical matter, to direct or influence the management of the Company
"Members"	holders of Shares
"the Netherlands"	The Kingdom of the Netherlands
"PRC"	The People's Republic of China
"Purchasers"	Copperhead Trading LLC, a company incorporated under the laws of Delaware, USA with limited liability and International Telemedia LLC, a company incorporated under the laws of Arkansas, USA with limited liability. The Purchasers are not Connected Persons
"Sale Shares"	150,000 ordinary registered shares of €6.01021 (approximately HK$63) each of STASA, being the entire issued share capital of STASA
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex, Sociedad Anónima, incorporated in Spain with limited liability, an indirectly owned subsidiary of the Company prior to the completion of the sale of the Sale Shares
"Substantial Shareholder(s)"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company

"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and a 60% indirectly owned subsidiary of the Company
"USA"	The United States of America
"WPR"	World Premium Rates LLC, a company incorporated in USA with limited liability
"€"	Euro, the lawful currency of the European Union

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-Executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Registered Office
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business
74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao

Principal Place of Business in Hong Kong
Room 713B, 7th Floor
Block B, Seaview Estate
2-8 Watson Road
North Point

23rd April, 2007

To Members

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
in relation to the disposal of Sale Shares

INTRODUCTION

Further to the announcement of the Company dated 2nd April, 2007, the Board is pleased to announce that on 30th March, 2007, the Agreement relating to the sale of the Sale Shares, representing the entire issued share capital of STASA, has been entered into between TCM and the Purchasers. The final sale

and purchase agreement confirming the terms in the Agreement was entered into on 18th April, 2007, and instead of Copperhead Trading LLC, WPR has been nominated as one of the purchasers. The Directors understand from the Purchasers that Copperhead Trading LLC and WPR have the same majority and controlling shareholder.

The sale of the Sale Shares contemplated under the Agreement constitutes a discloseable transaction for the Company under Chapter 19 of the GEM Listing Rules.

The Directors are of the view that the terms of the Agreement were normal commercial terms which were fair and reasonable and in the best interests of the company and the Members as a whole.

The purpose of this circular is to provide you with further information in relation to the Agreement. This circular also includes details required to be given to the Members pursuant to rule 19.64 of the GEM Listing Rules in respect of discloseable transactions.

PARTICULARS OF THE AGREEMENT

1. **Date**

30th March, 2007

2. **PARTIES**

   (a) The Purchasers

   (b) TCM

3. **Assets to be disposed**

The Sale Shares, the rights and liabilities of which transferred with effect from 30th March, 2007.

4. **Consideration**

   (a) €300,000 (approximately HK$3,128,000), which shall be satisfied by the Purchasers in cash on Completion Date.

   (b) TCM will further assign the Intercompany Loans to the Purchasers.

   (c) TCM is further entitled to an earn-out payment of 10% of six times earnings before interests, taxation, depreciation and amortisation as per the annual statutory financial statements of STASA to be approved no later than six months after the end of each year ending 31st December, 2007, 2008 and 2009, less Intercompany Loans. The earn-out payment will be made to TCM within thirty days from the approval date of the annual statutory financial statements.

The Consideration was agreed after arm's length negotiations between TCM and the Purchasers by reference to the current client base and the net liability position of STASA. The net liability of STASA as at 31st December, 2006 including the Intercompany Loans, amounted to approximately €1,215,000 (approximately HK$12,669,000). The expected gain to be accrued to the Company, calculated as the difference between the Consideration and the net liability value of STASA, is approximately €1,515,000 (approximately HK$15,797,000). The Company expects the gain to be recognised in its income statement may be different to that disclosed herein as the final value of such gain to be recorded will be based on the net liability value of STASA as at 30th March, 2007 which is currently unavailable to the Company.

Accordingly, following the disposal of the Sale Shares, based on the audited accounts of STASA as at 31st December, 2006 and taking into account the Consideration to be paid under the Agreement, the net asset value of the Group will decrease by approximately €2,535,000 (approximately HK$26,433,000) and the liabilities of the Group will decrease by approximately €4,050,000 (approximately HK$42,230,000).

The Group intends to apply all of the proceeds resulting from the sale of the Sale Shares to settle part of the amounts due to short term trade creditors of TCM, being trading debts payable within twelve months of the date of their respective incurrences.

5. **Conditions**

Completion is conditional upon:

(a) TCM not taking any action which would affect, amongst other things, the value of STASA; and

(b) the signing of a final sale and purchase agreement in respect of the Sale Shares.

STASA will cease to be a subsidiary of the Company following completion of the Agreement and thereafter, the Company has no more shareholding interest in STASA.

INFORMATION ON THE COMPANY

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their businesses and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides integrated services in network and system infrastructure ranging from network and system planning, design and provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

The Group was also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium SMS. Following the disposal of the Sale Shares, the Group ceased to provide multimedia value-added services via IVR, interactive internet solutions and premium SMS services.

Headquartered in Macao, the Group enjoyed a leadership position in Macao and sought to further expand its penetration into the global market.

INFORMATION ON THE PURCHASERS

The Purchasers and WPR are investment holding companies. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Purchasers, WPR and their respective ultimate beneficial owners are third parties independent of the Company and Connected Persons.

INFORMATION ON STASA

STASA is engaged in the provision of multimedia value-added services such as content and campaign management, distribution and billing via a number of platforms, such as IVR, interactive internet solutions and premium SMS focused on media, enterprise communications, entertainment for consumers and direct marketing markets in Spain.

STASA addresses principally the media and entertainment market and the enterprise and corporate services market, operating a revenue sharing business model through the offering of products and services through telecommunications service providers and media operators in the following three categories:

- IVR-based services covering 1. sales, promotion and infotainment such as call & win, voting and product information; 2. order and information services such as call & order, reservations and financial information; 3. market research such as polling, product test and client service; and 4. sweepstakes and entertainment such as virtual chat, horoscopes and tarot;

- SMS-based applications services, such as interactive chat, contests, voting, polls, quizzes, games talk-show applications, affinity-marketing programmes classified advertising, dating, co-marketing programmes and advertisements; and

- Internet-based application services including 1. Switch4xs internet billing solutions that provide access to a website or application at a fixed rate per minute by switching the modem to a premium rate number; and 2. Call4xs internet billing solutions that allow access to a website or application for a predefined period of time using a pin-code provided by calling a premium rate number.

The audited profits of STASA (in accordance with International Financial Reporting Standards approved by the International Accounting Standards Board) before and after taxation for the two years ended 31st December, 2005 and 31st December, 2006 were approximately €201,000 (approximately HK$2,096,000) and €3,000 (approximately HK$31,000) respectively.

REASONS FOR THE DISPOSAL

The Directors consider that through the disposal of all of its shareholding in STASA is in line with the strategy of the Group to refocus on the provision of network, system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao and to provide further financial recourses to TCM to settle its amounts due to certain creditors. Following the disposal of the Sale Shares, the net asset value of the Group will increase by the same amount as the expected gain and there will be no change to the liabilities of the Group. Such disposal will not constitute a material adverse impact on the Group. As at 31st December, 2006, the net asset value of the Group, excluding STASA, was approximately HK$70,352,000. After the disposal of the Sale Shares, the Group will continue to refocus on the provision of network, system software and infrastructure for telecommunications service providers in Mainland China and gaming and hotel operators and enterprises in Macao.

The Board (including the independent non-executive Directors) considers that the terms of the Agreement were arrived at after arm's length negotiations with the Purchasers and the terms of the Agreement are on normal commercial terms, fair and reasonable, and the entering into the Agreement by TCM are in the interests of the Company and the Members as a whole.

There is no prior transaction with the Purchasers and WPR which requires aggregation for the purpose of rule 19.22 of the GEM Listing Rules.

GENERAL

The disposal of the Sale Shares constitutes a discloseable transaction for the Company under Chapter 19 of the GEM Listing Rules.

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
By order of the Board
José Manuel dos Santos
Chairman

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:

1. the information contained in this circular is accurate and complete in all material respects and not misleading;

2. there are no other matters the omission of which would make any statement in this circular misleading; and

3. all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

DISCLOSURE OF INTERESTS

1. Directors' interests and short positions in the Shares, underlying Shares and debentures of the Company or any Associated Corporation

As at the Latest Practicable Date, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he took or deemed to have under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long positions in the Shares

Name of Director	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Corporate interest/founder of a discretionary trust (Note (a))	293,388,000	47.80%
Yim Hong	Personal (Note (b))	7,357,500	1.20%
Kuan Kin Man	Personal (Note (c))	12,262,500	2.00%
Monica Maria Nunes	Personal (Note (d))	2,452,500	0.40%
Fung Kee Yue Roger	Personal (Note (e))	210,000	0.03%

Notes:

(a) As at the Latest Practicable Date, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets included a controlling stake of 47.80% of the issued share capital of the Company.

(b) The personal interest of Yim Hong comprised 7,357,500 Shares. The aforesaid interest was held by Yim Hong as beneficial owner.

(c) The personal interest of Kuan Kin Man comprised 12,262,500 Shares. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(d) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(e) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

2. Substantial Shareholders' interests and short positions in the Shares and underlying Shares

The register of Substantial Shareholders required to be kept under section 336 of Part XV of the SFO shows that as at the Latest Practicable Date, the Company was notified of the following Substantial Shareholders' interests, being 5% or more of the issued share capital of the Company. These interests were in addition to those disclosed above in respect of the Directors and Chief Executive:

Aggregate long positions in the Shares

Name	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
ERL	Corporate interest (Note (a))	293,388,000	47.80%
LRL	Corporate interest (Note (a))	293,388,000	47.80%
Lei Hon Kin (Note (b))	Family interest	293,388,000	47.80%

Notes:

(a) As at the Latest Practicable Date, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(b) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

Substantial shareholding in other members of the Group

Name of indirectly owned subsidiary of the Company and place of incorporation	Name of member and place of incorporation (companies only)	% of the issued share capital of the subsidiary held by the member
GVDL (PRC)	Ho Wai Sam	23%
GVDL (PRC)	Wong Chi Ping	23%
廣州市圖文資訊有限公司 (Guangzhou Information Communication Co., Ltd.*) (PRC)	呂晚昌 (Lu Wan Chang*)	18.18%
TCM (The Netherlands)	Tempestaete Beheer B.V. (The Netherlands) (Note (a))	11%
TCM (The Netherlands)	Umbrella Television Productions B.V. (The Netherlands) (Note (b))	21%
Vodatel Integrated Solutions Limited (Hong Kong)	Kung Hong Sun Marius	25%

Notes:

(a) The entire issued share capital of Tempestaete Beheer B.V. is ultimately held by Pieter Willem Francois Marie Storms.

(b) The entire issued share capital of Umbrella Television Productions B.V. is ultimately held by Harold Anton Aart Bart Skene and George Johan Skene.

Save as disclosed above, the Directors are not aware of any person (other than Directors or Chief Executive) who, as at the Latest Practicable Date, has interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which will be recorded in the register required to be kept under section 336 of the SFO, or who is expected, directly or indirectly, to be interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors, senior management, the Management Shareholders or Substantial Shareholders or any of their respective Associates have any interest in a business, which competes or may compete with the business of the Group.

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against any member of the Group.

* *for identification purpose only*

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contract proposed which is not determinable by the Group within one year without payment of any compensation other than statutory compensation.

GENERAL

1. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

2. The head office and principal place of business of the Company is at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, Macao.

3. The principal place of business of the Company in Hong Kong is at Room 713B, 7th Floor, Block B, Seaview Estate, 2-8 Watson Road, North Point.

4. The branch share registrar of the Company in Hong Kong is Abacus Share Registrars Limited at Level 28, Three Pacific Place, 1 Queen's Road East.

5. The company secretary and qualified accountant of the Company is Foo Chun Ngai Redford. He is a fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries.

6. The compliance officer of the Company is Monica Maria Nunes. She holds a Certified Management Accountant Designation of Certified Management Accountants of Alberta, Canada.

7. The Audit Committee comprises the three independent non-executive Directors, Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger. Chui Sai Cheong is the chairman of the Audit Committee. The primary duties of the Audit Committee are to assist the Board in considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the auditors of the Company. Biographical details of members of the Audit Committee are as follows:

CHUI SAI CHEONG

CHUI Sai Cheong, aged 53, was first appointed as an independent non-executive Director on 14th December, 1999. He is a certified public auditor, a civil constructor in Macao and a fellow of CPA Australia with a Master Degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key governmental committees in both the Central People's Government of the PRC and the Government of Macao. They include the National Committee of the CPPCC, the Committee for the Basic Law of Macao under the Standing Committee of the National People's Congress, the

Executive Committee and Standing Committee of All-China Federation of Industry and Commerce, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government of Macao and the Election Committee of the second Government of Macao. He also holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice president of board of directors), the Macau Management Association (president), and Union of Associations of Professional Accountants of Macau (president). He is an independent non-executive director of Innovo Leisure Recreation Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board) and Macau Prime Properties Holdings Limited (a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board).

LO KING CHIU CHARLES

LO King Chiu Charles, aged 63, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoría, Canada and is a consultant on public relations for British American Tobacco Plc. in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club in Macao.

FUNG KEE YUE ROGER

FUNG Kee Yue Roger, aged 54, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly-owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto, Canada with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

8. The English text of this circular shall prevail over the Chinese text in the event of inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的股份全部售出或轉讓，應立即將本通函送交買主，或經手買賣或轉讓的承讓人或銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

須予披露的交易
出售銷售股份

本通函將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登（最少自刊登日期起計七日）及於www.vodatelsys.com刊登。

二〇〇七年四月二十三日

*　僅供識別

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設立的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

目　錄

頁次

於本通函內，除非文義另有指明，否則下列詞彙具備以下涵義：

「協議」	指	由歐洲公司及買方於二○○七年三月三十日訂立的總協議
「聯繫人」	指	《創業板上市規則》所定義者
「相聯法團」	指	一、身為本公司附屬公司或控股公司或為本公司控股公司的附屬公司的法團；或 二、本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值的五分之一的法團，惟非本公司附屬公司
「審核委員會」	指	本公司的審核委員會
「行政總裁」	指	一名單獨或聯同另外一人或多人獲董事會直接授權負責本公司業務的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「完成日期」	指	就收購銷售股份而簽立買賣協議之日，即二○○七年四月十八日
「關連人士」	指	董事、行政總裁、主要股東、管理層股東、其任何附屬公司或任何該等人士的聯繫人
「政協」	指	中國人民政治協商會議
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司

* 僅供識別

「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就不時予以修訂的香港法例第三十二章《公司條例》第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「廣州愛達利」	指	廣州市愛達利發展有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司，香港會計師公會及香港特許秘書公會)
「公司間貸款」	指	完成日期歐洲公司應付西班牙公司的金額，於二○○六年十二月三十一日，金額約為1,742,000歐元(約18,164,000港元)
「最後實際可行日期」	指	二○○七年四月二十日，即本通函付印前為確定本通函所載的若干資料而言的最後實際可行日期
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門中華總商會及澳門(中國)青年商會總會)

「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(不包括香港、澳門及台灣地區)
「管理層股東」	指	任何有權在本公司的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司的管理層的人士或一組人士
「股東」	指	股份持有人
「荷蘭」	指	荷蘭王國
「中國」	指	中華人民共和國
「買方」	指	Copperhead Trading LLC，根據美國特拉華州法律註冊成立的有限公司，及International Telemedia LLC，根據美國阿肯色州法律註冊成立的有限公司。買方並非關連人士
「銷售股份」	指	西班牙公司每股面值6.01021歐元(約63港元)的150,000股普通已註冊股份，即西班牙公司的全部已發行股本
「《證券及期貨條例》」	指	不時予以修訂的香港法例第五百七十一章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex, Sociedad Anónima，於西班牙註冊成立的有限公司，本公司於完成出售銷售股份前的間接附屬公司
「主要股東」	指	有權在本公司股東大會上行使或控制行使10%或以上投票權的人士

「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司擁有60%權益的間接附屬公司
「美國」	指	美利堅合眾國
「WPR」	指	World Premium Rates LLC，於美國註冊成立的有限公司
「歐元」	指	歐洲聯盟法定貨幣歐元

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八○三三

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點
澳門
氹仔
永福街七十四號
愛達利大廈

香港主要營業地點
北角
屈臣道二至八號
海景大廈B座
七樓七一三B室

敬啟者：

須予披露的交易
出售銷售股份

緒言

繼本公司於二○○七年四月二日所發表的公佈後，董事會於二○○七年三月三十日欣然宣佈，歐洲公司與買方已訂立出售銷售股份的協議，相等於西班牙公司的全部已發行股本。

* 僅供識別

確定協議條款的最終買賣協議已於二〇〇七年四月十八日訂立。而WPR已獲提名為其中一名買方，而非Copperhead Trading LLC。董事自買家得悉Copperhead Trading LLC與WPR擁有相同的主要及控股股東。

根據《創業板上市規則》第十九章，按協議出售銷售股份屬於本公司的須予披露的交易。

董事認為，協議的條款為公平合理的正常商業條款，並符合本公司及其股東的整體最佳利益。

本通函旨在為股東提供有關協議的其他資料。根據《創業板上市規則》第19.64條，本通函亦載有須給予股東須予披露交易相關的詳情。

協議的詳情

一、**日期**

二〇〇七年三月三十日

二、**訂約各方**

(甲) 買方

(乙) 歐洲公司

三、**將予出售的資產**

自二〇〇七年三月三十日起轉讓的銷售股份、其權利及負債

四、**代價**

(甲) 300,000歐元(約3,128,000港元)，須由買方於完成日期以現金償付。

(乙) 歐洲公司將進一步轉讓公司間貸款予買方。

(丙) 歐洲公司將進一步享有按西班牙公司年度法定財務報表(將不遲於截至二〇〇七年、二〇〇八年及二〇〇九年十二月三十一日止年度各年底後六個月獲批核)的除利息、税項、折舊及攤銷前盈利六倍的10%的獲利能力金。獲利能力金將於年度法定財務報表批准日期起三十天內支付予歐洲公司。

代價由歐洲公司及買方經參考西班牙公司現時客戶群及負債淨值，按公平原則磋商後達成。於二〇〇六年十二月三十一日，西班牙公司的負債淨值(包括公司間貸款)約為1,215,000歐元(約12,669,000港元)。預期本公司所得的收益(以代價與西班牙公司負債淨值兩者之間的差額計算)約為1,515,000歐元(約15,797,000港元)。本公司預期，將於其收益表確認的收益可能有別於本公告所披露的金額，原因是將記錄該項收益的最終價值乃按於二〇〇七年三月三十日西班牙公司的負債淨額計算，而金額目前尚為未知之數。

因此，在出售銷售股份後，根據西班牙公司於二〇〇六年十二月三十一日的經審核賬目，以及計及根據協議支付的代價，本集團的資產淨值將減少約2,535,000歐元(約26,433,000港元)，而本集團的負債將減少約4,050,000歐元(約42,230,000港元)。

本集團擬將出售銷售股份的所得款項運用於償付歐洲公司應付若干短期貿易債權人的款項，即產生日期起十二個月內應付的貿易債務。

五、**條件**

須待達成以下條件方可完成：

(甲) 歐洲公司不採取任何將會影響(其中包括)西班牙公司價值的行動；及

(乙) 有關銷售股份的最終買賣協議簽訂後。

西班牙公司於完成協議後不再為本公司的附屬公司。而本公司其後不再持有西班牙公司股權。

有關本公司的資料

本集團銳意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商客戶包括中國電信、中國網通、中國聯通、中國移動及中國內地與澳門經挑選的垂直市場企業用戶，例如博彩經營商、有線電視運營商、電力機關及政府部門提供維修及技術支援服務。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。於出售銷售股份後，本集團不再透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務提供多媒體增值服務。

本集團的總部設於澳門，現已在澳門確立領導地位，將會積極拓展國際市場。

有關買方的資料

買方及WPR為投資控股公司。在作出所有合理查詢後，就董事所知、所悉及所信，買方、WPR及彼等各自的最終實益擁有人乃獨立於本公司及關連人士的第三方。

有關西班牙公司的資料

西班牙公司提供多媒體增值服務，主力於媒體、企業傳訊、客戶娛樂及西班牙直銷市場，透過多個平台，如互動語音回覆系統、互動互聯網解決方案及收費短訊服務提供內容及與推廣計劃管理、分銷及發單。

西班牙公司主要以媒體與娛樂市場及企業與集團服務市場為對象，以分成模式透過電訊服務商及其他媒體經營商提供下列三大類的產品及服務：

- 以互動語音回覆系統為基礎提供的服務包括一、銷售、推廣及資訊娛樂，如致電贏取(call & win)、投票及產品資訊；二、訂購及資訊服務，例如致電訂購(call & order)、預訂及金融服務；三、市場調查，如收集民意、產品測試及客戶服務；及四、抽獎及娛樂，例如虛擬聊天、星座與塔羅牌；

- 收費短訊應用服務，例如互動聊天、比賽、投票、民意調查、問答比賽、遊戲、清談節目應用、喜好市場推廣計劃、分類廣告、約會、聯合市場推動計劃及廣告宣傳等；及

- 互聯網應用服務，包括一、Switch4xs互聯網收款解決方案，透過以專號按每分鐘固定收費登入網站或應用軟件；及二、Call4xs互聯網收款解決方案，讓用家透過專號於預設的時間內登入網站或應用軟件。

西班牙公司截至二〇〇五年十二月三十一日及二〇〇六年十二月三十一日止兩個年度的除稅前及除稅後經審核溢利(遵照由國際會計準則委員會通過的國際財務滙報準則)分別約為201,000歐元(約2,096,000港元)及3,000歐元(約31,000港元)。

進行出售的原因

董事認為，出售所持的全部西班牙公司股權與本集團的策略一致，可重新專注為中國內地電訊服務供應商及澳門博彩及酒店營運商與企業提供網絡、系統軟件及基礎設施，並為歐洲公司提供更多的財務資源，以償付其應付若干債權人的款項。於出售銷售股份後，本集團的資產淨值將增加預期收益的相同數額，而本集團的負債則不會有所變動。該項出售將不會對本集團構成重大不利影響。於二〇〇六年十二月三十一日，本集團(不包括西班牙公司)的資產淨值約為70,352,000港元。於出售銷售股份後，本集團會重新專注為中國內地電訊服務供應商及澳門博彩及酒店營運商與企業提供網絡、系統軟件及基礎設施。

董事會(包括獨立非執行董事)認為，協議的條款乃經與買方進行公平原則進行磋商後釐定，協議的條款乃一般商業條款且屬公平合理，而歐洲公司訂立協議乃符合本公司及整體股東的利益。

與買方及WPR並無須按《創業板上市規則》第19.22條規定匯總的之前交易。

一般事項

根據《創業板上市規則》第十九章，出售銷售股份構成本公司一項須予披露的交易。

謹請　閣下留意載於本通函附錄的其他資料。

此致

列位股東　台照

承董事會命
主席
José Manuel dos Santos
謹啟

二〇〇七年四月二十三日

責任聲明

本通函(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後,確認就彼等所知及所信:

一、本文件所載資料在各重大方面均屬準確及完整,且無誤導成分;

二、並無遺漏任何事實致使本文件所載任何內容產生誤導;及

三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出,並以公平合理的基準和假設為依據。

權益披露

一、董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於最後實際可行日期,董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中,擁有根據《證券及期貨條例》第十五部第七及八分部,須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文,彼被當作或視作擁有的權益及淡倉),或根據《證券及期貨條例》第三百五十二條,須載入該條例所述股東名冊的權益及淡倉,或根據《創業板上市規則》第5.46至5.67條有關董事進行的證券交易,須知會本公司及聯交所的權益及淡倉如下:

股份的好倉總額

董事姓名	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	公司權益/全權信託的創辦人(附註(甲))	293,388,000	47.80%
嚴康	個人(附註(乙))	7,357,500	1.20%
關鍵文	個人(附註(丙))	12,262,500	2.00%
羅嘉雯	個人(附註(丁))	2,452,500	0.40%
馮祈裕	個人(附註(戊))	210,000	0.03%

附註：

(甲) 於最後實際可行日期，該等股份是以ERL的名義持有。ERL的全部已發行股本則由LRL持有。LRL由José Manuel dos Santos以現有信託的信託人身份全資擁有，而José Manuel dos Santos的家族成員為該信託受益人，該信託的資產包括本公司已發行股本47.80%的控股股權。

(乙) 嚴康的個人權益包括7,357,500股股份。上述權益由作為實益擁有人的嚴康持有。

(丙) 關鍵文的個人權益包括12,262,500股股份。上述權益由作為實益擁有人的關鍵文持有。

(丁) 羅嘉雯的個人權益包括2,452,500股股份。上述權益由作為實益擁有人的羅嘉雯持有。

(戊) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

二、主要股東於股份及相關股份中擁有的權益及淡倉

根據《證券及期貨條例》第十五部第三百三十六條須存置的主要股東登記冊所示，本公司獲悉於最後實際可行日期下列佔本公司已發行股本5%或以上的主要股東的權益及淡倉。該等權益為上文所披露董事及行政總裁所擁有以外的權益：

股份的好倉總額

名稱	權益性質	所持股份數目	佔本公司已發行股本的概約百分比
ERL	公司權益(附註(甲))	293,388,000	47.80%
LRL	公司權益(附註(甲))	293,388,000	47.80%
李漢健(附註(乙))	家族權益	293,388,000	47.80%

附註：

(甲) 於最後實際可行日期，該等股份以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(乙) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

於本集團其他成員公司的主要附屬公司股東

本公司間接附屬公司名稱及註冊成立地點	附屬公司股東名稱及註冊成立地點(只適用於公司)	附屬公司股東持有附屬公司已發行股本的百分比
廣州愛達利(中國)	何偉深	23%
廣州愛達利(中國)	黃自平	23%
廣州市圖文資訊有限公司(中國)	呂晚昌	18.18%
歐洲公司(荷蘭)	Tempestaete Beheer B.V.(荷蘭)(附註(甲))	11%
歐洲公司(荷蘭)	Umbrella Television Productions B.V.(荷蘭)(附註(乙))	21%
愛達利綜合解決方案有限公司(香港)	孔漢新	25%

附註：

(甲) Tempestaete Beheer B.V.的全部已發行股本由Pieter Willem Francois Marie Storms最終持有。

(乙) Umbrella Television Productions B.V.的全部已發行股本由Harold Anton Aart Bart Skene及George Johan Skene最終持有。

除上文所披露者外，於最後實際可行日期，董事概不知悉任何人士(董事或行政總裁除外)於股份或相關股份中擁有根據《證券及期貨條例》第十五部第二及三分部須知會本公司的權益或淡倉，或須登記於根據《證券及期貨條例》第三百三十六條存置的登記冊的權益或淡倉，亦不知悉任何人士(董事或行政總裁除外)預期直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會上投票的任何類別股份面值10%或以上。

競爭權益

於最後實際可行日期，董事、高級管理層、管理層股東或主要股東及彼等各自的任何聯繫人並無於與本集團業務造成競爭的業務擁有權益。

訴訟

於最後實際可行日期，本集團的成員公司概無牽涉任何重大的訴訟或仲裁，據董事所知，本集團各成員公司概無尚未了結或面臨威脅的重大訴訟或索償。

服務合約

於最後實際可行日期，董事並無與本公司任何成員公司訂立或建議訂立不可由本集團於一年內終止而毋須支付賠償(法定賠償除外)的任何服務合約。

一般事項

一、本公司的註冊辦事處為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda。

二、本公司的總辦事處及主要營業地點為澳門氹仔永福街七十四號愛達利大廈。

三、本公司的香港主要營業地點為北角屈臣道二至八號海景大廈B座七樓七一三B室。

四、本公司於香港的股份過戶登記處為雅柏勤證券登記有限公司，地址為皇后大道東一號太古廣場三期二十八樓。

五、本公司的公司秘書及合資格會計師為傅俊毅。彼為特許公認會計師公會資深會員及香港會計師公會資深會計師。彼亦為英國特許秘書及行政人員公會會員及香港特許秘書公會會士。

六、本公司的監察主任為羅嘉雯。彼持有加拿大Certified Management Accountants of Alberta的Certified Management Accountant執業資歷。

七、審核委員會包括崔世昌、盧景昭及馮祈裕三名獨立非執行董事。崔世昌為審核委員會主席。審核委員會的主要職責為協助董事會推行財務申報及內部監控原則，並與本公司核數師保持適當聯繫。審核委員會成員的個人資料如下：

崔世昌

崔世昌，現年五十三歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼為澳門註冊核數師及建築商及澳洲會計師公會資深會員，持有位於美國的檀香山善美納大學工商管理碩士學位。彼亦為中國中央人民政府及澳門政府多個主要政府委員會成員，計有政協全國委員會、全國人民代表大會常務委員會澳門

基本法委員會、中華全國工商業聯合會執行委員會與常務委員會、澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會以及澳門第二屆政府選舉委員會。彼亦於不同專業團體出任要職，該些團體計有澳門中華總商會(副會長)、澳門管理專業協會(會長)及澳門會計專業聯會(會長)。彼為Innovo Leisure Recreation Holdings Limited澤新遊樂控股有限公司*(於百慕大註冊成立的有限公司，股份於主板上市)及Macau Prime Properties Holdings Limited澳門祥泰地產集團有限公司*(於百慕大註冊成立的有限公司，股份於主板上市)的獨立非執行董事。

盧景昭

盧景昭，現年六十三歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於一九六七年在位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長(亞洲)特別顧問及澳門British American Tobacco Plc的公共關係顧問。彼並為澳門(中國)青年商會總會創辦人及澳門扶輪會前會長。

馮祈裕

馮祈裕，現年五十四歲，於二○○四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面累積逾二十年經驗。

八、本通函的中、英文本如有歧異，概以英文本為準。

* 僅供識別

END